

PETROPAVLOVSK

28th April 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA Peter Hambro Mining

SUPPL



RE: ~~Petropavlovsk Plc~~
Exemption No. 082-34734

Dear Sir and Madam:

Enclosed is the following information required to be furnished by Petropavlovsk Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 23 April 2010 –Block listing Interim Review;
- 22 April 2010 – Annual Information Update
- 20 April 2010 – Notice of AGM;
- 20April 2010 – Reorganization of Director's holding;
- 26 March 2010 – Director / PDMR shareholding;
- 25 March 2010 – Final Results;
- 23 March 2010 - Chinese funding and co-operation agreements re Iron Ore Assets;
- 22 March 2010 – Notice of Results;
- 04 March 2010 – Director / PDMR Shareholding;
- 02 March 2010 – Holding(s) in Company;
- 19 February 2010 – Publication of Offering Circular;
- 18 February 2010 – Notification of Major Interest in Shares;
- 12 February 2010 – Appointment of Non-Executive Director;
- 10 February 2010 – Extraordinary General Meeting;
- 04 February 2010 – Convertible Bond Offering;
- 03 February 2010 – Notification of Major Interest in Shares

Yours faithfully

PETROPAVLOVSK PLC

By: Olesya Bezruk

dlw 5/25

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

T: +44(0)20 7201 8900
F: +44(0)20 7201 8901
contact@petropavlovsk.net
www.petropavlovsk.net



THE QUEEN'S AWARDS FOR ENTERPRISE 2006 TO PETER HAMBRO MINING PLC

Registered Office as shown.
Registered in England and Wales
Number: 4343841

RNS Number : 6246K
Petropavlovsk PLC
23 April 2010

23 April 2010

BLOCK LISTING SIX MONTHLY RETURN

Name of *applicant*:		Petropavlovsk PLC		
Name of scheme:		Conversion of Guaranteed Convertible Bonds into ordinary shares		
Period of return:	From:	22/10/09	To:	22/04/10
Balance of unallotted securities under scheme(s) from previous return:		nil		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		10,855,564		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		10,840,032		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,532 This balance has been cancelled and no further shares will be issued under this scheme		

Name of contact:	Heather Williams
Telephone number of contact:	020 7201 8900

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova - Group Head of External Communications

Merlin +44 (0) 20 7726 8400
David Simonson
Tom Randell

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 6179K
Petropavlovsk PLC
22 April 2010

22 April 2010

Annual Information Update

Pursuant to the requirement of Prospectus Rule 5.2 the following summarises the information that has been published or made available to the public by the Company throughout the twelve months ended 22 April 2010.

The announcements listed below have been published via a Regulatory Information Service and can be found on www.londonstockexchange.com and any related documents are available at the UKLA's Document Viewing Facility, at Financial Services Authority, The North Colonnade, Canary Wharf, London, E14 5HS. Copies are also available on the Company's website, www.petropavlovsk.net.

Date	Description
20/04/10	Notice of AGM
20/04/10	Reorganisation of Director's Holdings
26/03/10	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
25/03/10	Annual Results for the year ended 31 December 2009
23/03/10	Chinese Funding and Co-operation Agreements
22/03/10	Notice of Results
04/03/10	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
02/03/10	Notification of Major Interests in Shares
19/02/10	Publication of Offering Circular
18/02/10	Notification of Major Interest in Shares
12/02/10	Appointment of Dr. Graham Birch as Non-Executive Director
10/02/10	Extraordinary General Meeting
04/02/10	Convertible Bond Offering - Greenshoe Option
03/02/10	Notification of Major Interest in Shares
26/01/10	Notice of Extraordinary General Meeting
22/01/10	Convertible Bond pricing
22/01/10	Convertible Bond issue
21/01/10	2009 Full Year and Fourth Quarter Trading Update
07/01/10	Notification of Major Interest in Shares
04/01/10	Notification of Major Interest in Shares
29/12/09	Notification of Major Interests in Shares
22/12/09	Notification of Major Interest in Shares
18/12/09	Directors Dealings
17/12/09	Notification of Major Interest in shares
16/12/09	Reorganisation of Director's Holdings
16/12/09	Update ahead of Year End and Production Guidance
10/12/09	7.125 per cent Guaranteed Convertible Bonds Due 2010/Total Voting Rights
08/12/09	Total Voting Rights
07/12/09	Reminder of Conversion Period
07/12/09	Notification of Major Interest in Shares
04/12/09	Notification of Major Interests in Shares
03/12/09	Total Voting Rights
02/12/09	Total Voting Rights
01/12/09	Total Voting Rights
30/11/09	Total Voting Rights
27/11/09	Total Voting Rights
26/11/09	Total Voting Rights

25/11/09	Notification of Major Interest in Shares
20/11/09	Total Voting Rights
18/11/09	Director's Dealings
13/11/09	Redemption Notice
03/11/09	Notification of Major Interest in Shares
03/11/09	Total Voting Rights
30/10/09	Notification of major interest in shares
22/10/09	Application for Listing
20/10/09	Director's Share Dealings
20/10/09	Application for Listing/Total Voting Rights
19/10/09	Interim Management Statement
13/10/09	Agreement with Xuan Yuan Industrial Development Co. Ltd. to develop the K&S iron ore project
06/10/09	Participation with Leader Fund Management Company in Russian Gold Fund
24/09/09	Announcement of Results of a Tender Offer and Consent Solicitation
24/09/09	Change of name
14/09/09	Results of EGM
10/09/09	Tender Offer and Consent Solicitation: Update
02/09/09	Announcement of Tender Offer and Consent Solicitation
27/08/09	Half-Year Report for the Period ended 30 June 2009
20/07/09	Trading update
01/07/09	Directors' Dealings
01/07/09	Notification of Major Interests in Shares
26/06/09	Notification of Transactions of Directors, Persons Discharging Responsibility or Connected Persons
25/06/09	Results of AGM & Update
04/06/09	Directors' Dealing
04/06/09	Notification of Major Interests in Shares
04/06/09	Notification of Major Interests in Shares
03/06/09	Directorate Change
28/05/09	Notice of AGM
26/05/09	Notification of Major Interests in Shares
07/05/09	Production Report for Q1 2009 and Interim Management Statement
05/05/09	Purchase of US40m 7% Gold Equivalent Exchangeable Bonds due 2012
01/05/09	Notice of Interim Management Statement
29/04/09	Notification of Major Interests in Shares
24/04/09	Notification of Major Interests in Shares
24/04/09	Notification of Major Interests in Shares
24/04/09	Notification of Major Interests in Shares
24/04/09	Notification of Major Interests in Shares
22/04/09	Completion of Acquisition & Move to Main Market
22/04/09	Publication of Prospectus for Main Market; Board Changes

The documents listed below were filed with Companies House in the United Kingdom on or around the dates indicated. Copies of these documents can be obtained from Companies House or through Companies House direct at www.direct.companieshouse.gov.uk. .

Date	**Form**	**Description**
25/02/10	AP01	Director appointment - Graham Birch
13/01/10	AR01	Annual Return
13/01/10	CH01	Director's change of particulars - Pavel Maslovskiy
29/12/09	SH01	Allotment of Shares
05/11/09	SH01	Allotment of Shares
20/10/09	AD03	Register(s) moved to single alternative inspection location address
20/10/09	AD02	Single alternative inspection location address created
23/09/09	MEM/ARTS	Memorandum and Articles of Association
23/03/09		Company name changed from Peter Hambro Mining PLC
26/08/09		Auditor's Resignation
16/07/09	288a	Director appointment - Charles McVeigh
29/06/09		Annual accounts made up to 31 December 2008
29/06/09		Authorised allotment of shares and debentures
10/06/09	288b	Appointment terminated Director - Sir Rudolph Agnew
12/05/09	MEM/ARTS	Memorandum of Association
12/05/09	123	Notice of increase in share capital
12/05/09	88(2)	Return allotment of shares
11/05/09	MEM/ARTS	Articles of Association

09/05/09	288b	Resignation of Director - George Hambro
09/05/09	288b	Resignation of Director - Alexei Maslovsky
09/05/09	288b	Resignation of Director - Andrey Maruta
09/05/09	288b	Resignation of Director - Anna Karolina Subczynska-Samberger
09/05/09	288b	Resignation of Director - Alfia Samokhvalova
09/05/09	288a	Appointment of Director - Brian Egan
09/05/09	288a	Appointment of Director - Sir Malcolm Field
09/05/09	288a	Appointment of Director - Sir Roderic Lyne

The documents listed below (copies of which can be found on the Company's website) were published and/or sent to shareholders on or around the dates indicated.

Date	**Description**
19/04/10	Notice of Annual General Meeting 2010
19/04/10	Annual Report and Accounts for the year ended 31 December 2009
15/02/10	Offering Circular: US$380,000,000 4.00% Guaranteed Convertible Bonds due 2015
25/01/10	Notice of Extraordinary General Meeting - 10 February 2010
28/08/09	Notice of Extraordinary General Meeting - 14 September 2009
27/08/09	Half Year Report for the Period ended 30 June 2009
28/05/09	Notice of Annual General Meeting 2009
22/04/09	Prospectus for Main Board Listing

This Annual Information Update is required by, and is being made pursuant to, Article 10 of the European Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. The information referred to above was provided as at a specific date and may, at any time, become out of date due to changing circumstances. The Company does not undertake any obligation to update any such information in the future. This Annual Information Update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Further information regarding the Company and its activities can be found on www.petropavlovsk.net

- Ends-

For further information:

Petropavlovsk PLC
Alya Samokhvalova, Group Head of External Communications Tel: +44 (0) 20 7201 8900
Rachel Tuft, Investor Relations Officer
Heather Williams, Company Secretary

RNS Number : 1635J
Petropavlovsk PLC
25 March 2010

25 March 2010

Annual Results for the year ended 31 December 2009

Petropavlovsk PLC ("Petropavlovsk" or the "Company") and its subsidiaries (altogether the "Group") today announce its 2009 full year results.

Financial summary:

	Year ended 31 Dec 2009 US$m	Year ended 31 Dec 2008 US$m	Variable %
Group Revenue	**472**	382	+24%
Underlying EBITDA*	**225**	136	+65%
Earnings per share (basic), US$	**0.98**	0.27	+263%
Net Debt	**(19)**	(389)	(95%)
Group average gold price received (US$/oz)	**US$975/oz**	US$845/oz	+15%
Group total cash cost per ounce (US$/oz)	**US$309/oz**	US$319/oz	(3%)

**Underlying EBITDA is a profit for the period before financial income, financial expenses, foreign exchange gains and losses, fair value changes, taxation, depreciation, amortisation and impairment. Reconciliation of profit for the year and underlying EBITDA is set out in note 39 to the consolidated financial statement below.*

Highlights

Financial:

- Earnings per share of US$0.98 up 263% versus 2008 driven by a record production result, successful cost control and a 15% increase in the average price achieved;
- Underlying EBITDA up 65% versus 2008;
- Interim dividend of £0.07 per share declared in January 2010 on the back of strong 2009 performance with the Board intending to pay interim and final dividends in the future; and
- Net debt at 31 December 2009 reduced by US$370m to US$19m.

Operational:

- Total attributable gold production* increased by 21% to 486,800oz, which was in the middle of the Group's original 2009 production target of 460,000 - 510,000oz;
- Group total cash costs of US$309/oz confirm the Group as one of the lowest cost gold producers in the world;
- Strong production performance of 234,100oz at Pioneer sustained by successful commissioning of second milling line in September;
- Capacity of the second line at Pioneer after ramp-up period has exceeded the design capacity by c.60% to 200,000t of ore a month;
- Commissioning of Pioneer's third milling line accelerated; now expected in the first half of 2010 from the second half of 2010; and
- Construction of Kuranakh iron ore project nearing completion and significant progress made in development of non-precious metal portfolio.

JORC Classified Gold Ore Reserves and Mineral Resources:

- Proven and Probable Reserves increased by 103% to 6.67Moz compared to November 2008 estimate;
- *Measured* and *Indicated* Mineral Resources of 8.2Moz (inclusive of resources modified to produce the

Reserves) representing an increase of 90% compared to November 2008 estimate; and

- Further *Inferred* Mineral Resources of 3.6Moz was also indentified;
- The Group's reporting on reserves and resources based on the JORC Code (2004) reporting system presented in this report will be continued annually.

Corporate:

- Balance sheet strengthened via acquisition of Aricom plc, US$105m equity issue, repurchase of US$180m 7% gold equivalent exchangeable bonds, conversion of US$140m convertible bonds and new US$380m 4% per annum 5-year convertible bond issued in February 2010;
- Move to the Main Market of the London Stock Exchange completed in April 2009 shortly followed by inclusion in the FTSE UK Index Series;
- Rebranding and repositioning of the Group to form a diversified Russian Far East Mining champion;
- Up to US$500m facility Term-Sheet signed with ICBC and CNEEC for funding of Stage 1 of the K&S iron ore operation;

2010 Production Plan and Outlook

- The Directors believe that the Group's attributable gold production for 2010 will be between 670,000oz and 760,000oz;
- The Board is also setting out its current view of the Group's attributable production plans for the period 2010/2015 which is stated below.

2009 Gold Exploration Highlights

- Pokrovskiy Flanks
  - Continued encouraging exploration data from Zheltunak with the identification of three potentially economic mineralised zones;
- Pioneer
  - Significant drilling results have proved a 0.78km extension of the Bakhmut zone towards the north-east, including two high-grade enriched zones;
  - Geophysical surveys indicate a 6.5km north eastwards extension to the east of the Bakhmut zone below the Neogene sediments; and
  - A new zone, Nikolaevskaya, 1.4km south of, and sub-parallel to Andreevskaya, discovered and traced laterally for about 3km, with gold grades up to 15-20g/t Au.
- Malomir
  - Discovery of gold mineralisation in the "Magnetite zone", traceable by magnetic survey for a number of kilometres to both west and east;
- Burinda
  - The Central ore body actively explored, with relatively easily processed gold/silver epithermal vein mineralisation established;
- Odolgo Joint Venture
  - Kirovskoye deposit. Exploration has identified multiple ore bodies, with ore columns at structural intersections, with high grades (up to 65g/t Au).

Total attributable gold production, as stated throughout this document is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures and other investments. Figures for the comparative period are restated accordingly. The Group has held c.1.1% interest in Rusoro Mining Ltd since March 2009; no attributable ounces are included in the Group figures. The Company's direct and indirect interest in Pokrovskiy Rudnik (the holder of the Group's Pokrovskiy, Pioneer & Malomir interests) is 98.61%.

Cumulative gold production, as stated throughout this document, consists of gold physically recovered and gold in circuit. Accordingly gold produced in the year consists of gold recovered during the period and adjusted for the movement in gold still in the circuit.

Chairman's and CEO's Statement

2009 was a successful year in the life of our Company but not without some challenges, and as we move into 2010, we find ourselves in a strong position that is reflected in our financial performance for the year. Earnings have risen this year by 263% versus 2008 to US$0.98 per share. In line with these results and the Board's previously stated aim to return money to investors from profits, we felt able to resume dividend payments.

Three corporate initiatives defined the year for Petropavlovsk. The Aricom acquisition strengthened the Company's financial and strategic position, the move to the Main Market of the London Stock Exchange confirmed our position in the mining mainstream and the rebranding of the Company as Petropavlovsk reinforced its historical and geographical significance.

The team delivered record full year production of 486,800oz in spite of a maintenance delay at Pioneer and small pit-wall movement at Pokrovskiy. This record production figure demonstrates the effectiveness of our phased approach to the development of our project pipeline. The production increase has coincided with gold price strength in 2009 and we are confident that we will be able to deliver our forecast production growth over the next few years. Thanks to the nature of our deposits, the skill of the workforce and management control, our mines are producing gold at a consistently low total cash cost, putting Petropavlovsk in the lowest cost quartile for global gold producers.

The Pokrovskiy mine continued its resilience in 2009 producing some 190,100oz and remains an important base for the development of the Group's other assets in the Amur region. It is expected that current exploration work will provide sufficient resources to extend the life of the mine to 2020 and beyond.

Pioneer has become the engine driving our current production increase. During the year we commissioned the second stage of the modular processing plant and thus the mine was able to increase production by 56% to 234,100oz. Delivering Stage 2 without incident allowed us to bring forward the anticipated completion of Stage 3 of the Pioneer processing circuit from the second half of 2010 to the first half of 2010, which will enable us to increase immediate production capacity.

Exploration at the Pioneer mine has also continued during the year providing an increase in the quality of reserves and resources, including two new ore bodies with high grade samples, and the establishment of a continuation of the high grade Andreevskaya ore zone.

The cornerstone of our business to date has been the Group's ability to progress greenfield deposits thanks to our phased developmental process, supported by our in-house technical teams. In this regard, the progress of our next gold projects at Malomir and Albyn confirm the robustness of this model. Malomir remains on track to begin production in the second half of 2010 and ongoing exploration of the deposit has confirmed the potential for additional, non-refractory resources that may allow the mine to employ the simpler and cheaper, direct cyanidation technology for a longer period. As a result of active exploration activities, the Albyn deposit's potential has grown significantly during 2009 so as to become a profitable development for the future. With its location close to Malomir in the north east of the Amur region, the project is currently expected to start production at the end of 2011 and, at an anticipated full production output rate of 205,000oz, at double our initial estimates.

Crucial to the Group's phased developmental strategy is the role of our in-house technical teams, made up of the engineering, construction and exploration divisions. Many of the technological and engineering advances that have driven the mine development have been down to the investment made in our in-house expertise. An example this year has been the commissioning of the Group's new metallurgical testing plant in Blagoveschensk which enables us to test, at bulk sample rates, almost any metallurgical recovery process.

We continue to believe that our iron ore business is a source of significant potential value and will be a major contributor to our value creation. The acquisition of Aricom plc delivered a developing non-precious metal division with a range of iron ore projects, all with the potential to deliver shareholder value because of the logistical advantage that they enjoy over a number of other suppliers to China. With construction being finalised at the Group's first iron ore mine at Kuranakh, concentrate production is due to ramp up to its full output by the middle of 2010. However, the main focus of the division has been the financing for the development of the larger iron ore projects at Kimkanskoye, Sutarskoye and Garinskoye, the Term Sheet for which was announced on 22 March 2010. It is hoped that this will be finalised during 2010.

Petropavlovsk took several decisive steps in 2009 to strengthen its balance sheet including the acquisition of Aricom, the repurchase in full of the US$180m Gold Equivalent Exchangeable Bonds and a US$105m equity placing. Later in the year, thanks to a rising share price, holders were able to convert nearly all US$140m of our 7.125% Convertible Bonds into equity. The result of these transactions is that, with the addition of cash-flow throughout the year, the Group had net debt at the 2009 year end of only US$19m reduced from US$389m a year ago. We further strengthened our balance sheet in February 2010 by the issuing of US$380m of 4% Convertible Bonds due 2015.

Outlook

Every spring we try, with the help of our colleagues, to give you a vision of the road ahead of us. We are sure that 2010 will present the Group with further challenges and opportunities and that these will again be caused as much as anything by movements in the international financial system. We also believe that the gold price - and thus our Group - will benefit from these circumstances.

We also foresee that the movement of economic power from West to East will continue apace and that our iron ore business, with its comparatively short delivery distances to China, will benefit from this.

Commercially, the third production line at Pioneer and the start of production at Kuranakh (both due in the first half of 2010), Malomir's commissioning in the second half and the achievement of third party funding for our iron ore strategy are our short-term strategic goals. We believe that the Albyn deposit and our other development projects will ensure longer term success for the Group.

From a management point of view, we have been lucky enough to add the experience of Dr. Graham Birch to our team of non-executive directors. We welcome Dr. Birch, who has recently retired from BlackRock where he was in charge of major investment in the mining industry, and believe his insight will benefit us greatly.

We remain confident that the Group has the right team, the right expertise and the right experience to ensure that the achievements of the last 15 years will continue to be built upon as we move into another key phase of our growth trajectory. As founders and shareholders, we would like to thank the whole team - directors, managers and employees, as well as our banking, legal, accounting and technical advisors - for their

contributions to our 2009 success and we look forward to the Group continuing to move forward in 2010.

Peter Hambro, Chairman
Pavel Maslovskiy, CEO

There will be a conference call today to discuss the announcement at **10:00** (London time).
Details to access the conference call are as follows:
The Dial-in number in the UK will be: **0800 694 0257**
The Dial-in number in Russia will be: **8108 002 097 2044**
The Dial-in number in the USA will be: **1866 966 9439**
Elsewhere, the Dial-in number will be: **0044 1452 555 566**

The Conference ID in all cases will be: **64146500**
The Company's Annual Report and Accounts for the year ended 31 December 2009 will be published on the Company's website on www.petropavlovsk.net in due course.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell

Precious Metals Operational Review

Reserves and Resources (in accordance with the guidelines of the JORC Code 2004)

A strategic decision has been taken by the Group on the system of reporting Ore Reserves and Mineral Resources. Whilst the Russian System for reporting reserves and resources remains in use within the Russian legal environment - as this is the basis of the Group's accountability to the Russian state - it has been decided that the Group's reporting on reserves and resources to investor audiences will be carried out in the JORC reporting system. An independent mineral consultant, AuVerdi Capital, has been working with the Group to set up an internal JORC reporting system to report fully JORC compliant reserves and resources. The first results audited by Wardell Armstrong International Ltd ("WAI") form part of a mineral expert's report which is being prepared by WAI. A summary of this report, which states the Group's reserves and resources, for its main deposits, to JORC classification standards is set out below and the longer form Executive Summary of the WAI Report will be placed later today on the Company's website at www.petropavlovsk.net.

A summary of Mineral Resources is given in the table below:

Summary of Precious Metals Group - Mineral Resources - JORC Code (2004)

Category	Tons (Mt)	Grade (g/t)	Gold (Moz)
Measured	69.0	1.30	2.9
Indicated	131.70	1.25	5.3
Measured & Indicated	**200.7**	**1.27**	**8.2**
Inferred	101.90	1.10	3.6

Notes
- *Mineral Resources are reported inclusive of Ore Reserves;*
- *Contained Gold represents estimated contained metal in the ground and has not been adjusted for metallurgical recovery; and*
- *Numbers may not add up due to rounding*

A summary of Ore Reserves is given in the table below:

Summary of Precious Metals Group - Ore Reserves - JORC Code (2004)

Category	Tons (Mt)	Grade (g/t)	Gold (Moz)
Proven	54.1	1.33	2.3
Probable	110.1	1.23	4.3
Proven & Probable	**164.2**	**1.26**	**6.7**

Notes
- *Numbers may not add up due to rounding.*

Precious Metals Group - Mineral Resources and Ore Reserves by Asset

A summary of Mineral Resources by Asset is given in the table below:

Precious Metals Group - Summary of Mineral Resources by Asset - JORC Code (2004)

Deposit	Category	Tonnage (kt)	Au (g/t)	Au Metal (Moz)
Pokrovskiy	*Measured*	*13,010*	*0.96*	*0.40*
	Indicated	*8,312*	*1.51*	*0.40*
	Measured + Indicated	***21,322***	***1.17***	***0.80***
	Inferred	*2,655*	*1.35*	*0.12*
Pioneer	*Measured*	*23,367*	*1.48*	*1.11*
	Indicated	*37,795*	*1.07*	*1.30*
	Measured + Indicated	***61,161***	***1.22***	***2.40***
	Inferred	*14,490*	*0.85*	*0.40*
Malomir	*Measured*	*4,700*	*1.67*	*0.25*
	Indicated	*41,141*	*1.58*	*2.09*
	Measured + Indicated	***45,841***	***1.59***	***2.34***
	Inferred	*42,335*	*1.32*	*1.80*
Albyn	*Measured*	*15,999*	*1.21*	*0.62*
	Indicated	*28,373*	*1.05*	*0.96*
	Measured + Indicated	***44,372***	***1.11***	***1.58***
	Inferred	*969*	*0.55*	*0.17*
Tokur	*Measured*	*11,952*	*1.30*	*0.50*
	Indicated	*16,096*	*1.06*	*0.55*
	Measured + Indicated	***28,048***	***1.16***	***1.05***
	Inferred	*10,706*	*1.09*	*0.38*
Yamal	*Inferred*	*30,780*	*0.90*	*0.89*
Total	*Measured*	*69,028*	*1.30*	*2.88*
	Indicated	*131,717*	*1.25*	*5.30*
	Measured + Indicated	***200,744***	***1.27***	***8.18***
	Inferred	*101,935*	*1.10*	*3.59*

Notes:
- *Mineral Resources are reported inclusive of Ore Reserves;*
- *Contained Gold represents estimated contained metal in the ground and has not been adjusted for metallurgical recovery; and*
- *Numbers may not add up due to rounding.*

A summary of Ore Reserves by Asset is given in the table below:

Precious Metals Group - Summary of Ore Reserves by Asset - JORC Code (2004)

Area	Category	Tonnage (kt)	Au (g/t)	Au Metal (Moz)
Pokrovskiy	Proven	11,451	0.91	0.33
	Probable	10,492	0.89	0.30
	Proven + Probable	**21,944**	**0.90**	**0.63**
Pioneer	Proven	26,096	1.33	1.12
	Probable	43,631	0.92	1.30
	Proven + Probable	**69,725**	**1.08**	**2.42**
Malomir	Proven	5,343	1.52	0.26
	Probable	40,481	1.46	1.91
	Proven + Probable	**45,924**	**1.48**	**2.18**
Albyn	Proven	9,225	1.79	0.53
	Probable	13,325	1.77	0.76
	Proven + Probable	**22,550**	**1.78**	**1.29**
Tokur	Proven	1,969	1.16	0.07
	Probable	2,134	1.14	0.08
	Proven + Probable	**4,103**	**1.15**	**0.15**
Total	Proven	54,084	1.33	2.32
	Probable	110,063	1.23	4.34
	Proven + Probable	**164,246**	**1.26**	**6.65**

Notes:
- *Numbers may not add up due to rounding.*

Non-Precious Metals Group - Mineral Resources by Asset - JORC Code 2004

	Tons (Mt)	Grade (%Fe)	Fe (Mt)
Kuranakh			
Measured			
Indicated	37.9	32.1	12.2
Inferred			
Total	37.9	32.1	12.2
K&S			
Measured	201.5	32.6	65.5
Indicated	390.0	33.0	128.7
Inferred	127.4	32.2	41.1
Total	718.9	32.7	235.4

Garinskoye			
Measured			
Indicated	244.0	34.2	83.4
Inferred	146.9	31.6	46.4
Total	390.9	33.2	129.9

Pokrovskiy
In 2009, the Pokrovskiy mine performed ahead of expectations, yielding 199,600oz of gold production (including 9,500oz recovered from the ore mined at Pioneer) at a total cash cost of US$296/oz. The Pokrovskiy mine exceeded its 2009 production target by 13% and operated successfully throughout 2009 with the plant processing 1,782,000t of ore.

Following the rescheduling exercise, some mining has been diverted to the flanks of the main deposit where production on the 'inner flanks' Pokrovka-II area started. The revised plan envisages a development of series of shallow open pits in this area.

The assessment of Ore Reserves at Pokrovskiy carried out by WAI is based on new Mineral Resources estimated in accordance with the JORC Code (2004) and has been economically optimised using cut-off grades based on a US$1,000/oz gold price. The table above summarises the Mineral Resources and Ore Reserves under the guidelines of the JORC Code (2004) at Pokrovskiy.

The Proven and Probable Ore Reserves derived by WAI under the guidelines of the JORC Code (2004) based on a US$1,000/oz gold price are 21.9Mt of ore at an average grade of 0.9g/t of gold (economic COG of 0.4g/t Au) and require that 71.7Mt of waste be removed to access the orebody at a stripping ratio of 3.3 (t/t). A significant further Inferred Mineral Resource exists within the deposit.

The Group's mining schedule based on Ore Reserves reported under the JORC Code (2004) gives an inventory of mineable material of 14.2Mt at an average grade of 1.34g/t of gold and requires 58.2Mt of waste be removed to access the ore body.

This mining schedule also includes Ore Reserves from stockpile material. It is planned that in 2010 and 2011, the mine will produce at a production rate of 135,000 - 145,000oz per annum which will then decline in 2012 to 100,000oz when the main Pokrovskiy pit is expected to be exhausted and remaining stockpiles will be processed. The Pokrovskiy ore body at the main pit is open at depth and the continuing strength in the gold price may allow for an increase in the reserve base of the main pit. The current schedule for post 2012 is that production will move to a series of smaller open pits, the "Pokrovskiy Satellite Deposits," producing at the rate of 70,000 - 100,000oz per annum.

The mining schedule for Pokrovskiy is optimised to balance ore mining, waste mining and average grade each year. The mining rate and amount of blending required is not significantly different to the current operational practices and therefore WAI considers the schedule to be both practical and achievable.

Costs
Total cash costs at Pokrovskiy of US$296/oz were in line with 2008 principally due to rising electricity, chemical reagent and consumables costs as well as lower grades being offset by a decline in Rouble denominated diesel prices and overall Rouble depreciation. Pokrovskiy's administrative overheads (part of the operating cash expenses) decreased by 27% from US$14.9m in the year 2008 to US$8.6m in 2009 due partly to the commissioning of the Pioneer operations allowing for the partial allocation of these Pokrovskiy costs to Pioneer, and partly due to a weaker Rouble.

Pioneer
The Pioneer mine confirmed its position in 2009 as Petropavlovsk's flagship operation with production rising by 208% versus 2008 to 224,600 oz at a total cash cost of US$265/oz and a further 2,500oz recovered from the ore mined at Pokrovskiy.

The production increase was mainly due to the successful commissioning and ramp-up of the second milling processing line in September 2009. This extra production facility, with a design capacity of 125,000t of ore per month (without heap leach operations), was constructed on schedule and on budget. The actual capacity of the new line achieved after the ramp-up period has exceeded the design capacity by approximately 60% to 200,000t of ore a month, principally due to the operational team's ongoing efficiency improvements. The expansion work during 2009 also included increasing the size of the mining fleet to meet the requirements of the mine expansion.

Overall the plant operated efficiently during 2009, achieving the designed annual recovery rates of 90%.

The Ore Reserves at Pioneer are based on the Mineral Resources and have been economically optimised using a cut-off grade based on a gold price of US$1,000/oz. The Pioneer mine consists of four main open pits, Yuzhnaya, Promezhutochnaya, Bakhmut and Andreevskaya. In addition a new northeast extension to the Bakhmut zone was discovered as a result of geological exploration works in 2009. The Pioneer reserves as derived by WAI are based on a US$1,000/oz gold price. This gives combined Proven and Probable Ore

Reserves of 69.7Mt at an average grade of 1.08g/t Au and requires that 289.2Mt waste be removed to access the ore bodies at an average stripping ratio of 4.1 t/t.

The Group's mining schedule based on Ore Reserves reported under the JORC Code (2004) gives an inventory of mineable material of 43Mt at an average grade of 1.52g/t Au and requires 217Mt of waste be removed to access the ore body.

The Pioneer mining schedule anticipates production at the mine reaching 375,000 - 420,000oz in 2010. Due to good progress in construction, the commissioning of the third line of the Pioneer plant has been brought forward to the first half of 2010. The decision has been taken to further expand the plant by adding in 2011 a fourth line containing an additional 7.5m SAG mill which will increase the capacity of the mine to 7.9Mt per annum of ore. The current plan provides for modification and expansion of the plant to treat primary ore from 2014 with all equipment being used at the flotation-autoclave-cyanidation plant.

The original mine design provided for the inclusion of heap leach operations from mine commissioning. This was designed for the cost efficient treatment of mill feed of less than 1.3g/t Au. Due to the original underestimation of reserve grades, this implementation has not been necessary until now. However, successful exploration work in 2009 has identified a significant lower grade resource base (0.7-0.8g/t Au), for example at Vostochnaya, and in 2010, the Group intends to commence trial heap leach operations.

The mining schedule proposed for Pioneer is optimised to balance ore mining, waste mining and average grade each year. Mining will take place from four separate open pits and will thereafter be blended in the combined processing facilities. WAI considers the proposed schedule to be both practical and achievable given Group's experience and management expertise gained through the Pokrovskiy operations.

Costs
Total cash costs for 2009 at Pioneer increased by 17% versus 2008 to US$265/oz. The above-mentioned inflation in electricity, chemical reagents and consumables was mitigated by Rouble denominated diesel price falls and overall Rouble depreciation. However, with the commissioning of the mine's second grinding circuit (fully commissioned in the second half of 2009, there was an upward processing cost movement in the second half as well as some additional cost ramping up production.

Malomir
During 2009, the Group made excellent construction and development progress at Malomir. The construction of the main infrastructure including roads, power lines, substations, warehouses, workshops, accommodation and storage facilities is now complete and all the machinery (cranes, bulldozers, excavators etc.) required for the first stage of mining operations has now been delivered to the site. Site preparation for the plant and tailings dam has been completed and construction of the plant's crushing and grinding blocks has commenced.

During December 2009, the first mining (stripping) commenced at Malomir's Quarzitovoye deposit, which is scheduled for first production in the second half of 2010. Testing of Malomir's refractory ore has been completed with the results confirming the technical feasibility of treating the ore.

The Ore Reserves at Malomir are based on new Mineral Resource estimates and have been economically optimised using a cut-off grade based on a gold price of US$1,000/oz. The Malomir deposit consists of the main ore body and two other ore bodies Quarzitovoye and Ozhidaemoye. The Malomir Ore Reserves as derived by WAI are based on a US$1,000/oz gold price. This gives combined Proven and Probable Ore Reserves of 45.9 Mt at an average grade of 1.48g/t Au and requires that 343.5Mt waste be removed to access the orebodies. The Group's mining schedule based on Ore Reserves reported under the JORC Code (2004) gives an inventory of mineable material of 34.8Mt at an average grade of 1.77g/t Au and requires 282Mt of waste be removed to access the ore body.

Gold extraction at Malomir is expected to commence in the second half of 2010 with the commissioning of the milling/grinding line for non-refractory ore, including a 5.5m x 1.8m SAG mill, two 3.2m x 5.4m ball mills and a sorption/desorption circuit with 200m3 tanks. The annual capacity of the line is expected to be at 0.7Mt per annum with the Group expecting 2010 production at Malomir to be in the range of 68,000 - 100,000 oz. In 2011 it is planned to commission a second line for non-refractory material with the capacity of 0.7 Mtpa.

The commissioning of the first line of the refractory ore plant is scheduled for 2012. This line will include two 7.5m x 2.5m SAG mills, four 4.0m x 6.0m ball mills and flotation and autoclaving circuits with the capacity of the plant expected to reach 4.8Mt per annum. Further expansion of this plant is expected to be completed in 2013 with the addition of a second refractory ore line. This will include a 7.5m x 2.5m SAG mill and two 4.0m x 6.0m ball mills, thus increasing the total capacity of the plant to 7.2Mt per annum.

This gradual phasing in of production lines will allow for optimal capital expenditure as revenues from the first line's production (from Quartzitovoye) can be used to expand the plant. This technical decision will also allow for the simultaneous processing of refractory and non-refractory ores, which will have a positive effect on the cost structure at the future mine. WAI considers the schedule to be both practical and achievable.

Albyn

During 2009, exploration has continued and a technological study, including testing of 25t samples at the Blagoveshensk testing plant, was completed. Design work commenced in the second half of the year and construction of the main infrastructure including power lines, the substation, accommodation camp and the main deposit roads is planned for 2010. Contracts for the supply of the majority of the main mining machinery and equipment for the plant has been signed and for the remaining part is expected to be signed in 2010.

As a result of exploration work and metallurgical tests by the Group, a pre-feasibility study was completed for the deposit in 2009. The mine is expected to be developed by open pit with an average stripping ratio for the life of the mine of 15 (t/t) (within a framework of the optimal pit). Studies have also established that utilising gravity separation will recover between 79.3% and 95.2% with sorption/cyanidation between 92.0% and 97.3% and using heap-leaching between 50.3% and 89.1%.

The Ore Reserves at Albyn are based on the geological resources and have been economically optimised using a cut-off grade based on a gold price of US$1,000/oz. The Albyn reserves as derived by WAI are based on a US$1,000/oz gold price. This gives combined Proven and Probable Ore Reserves of 22.6 Mt at an average grade of 1.78 g/t Au and requires that 338Mt waste be removed to access the ore bodies at an average stripping ratio of 15 t/t. The Group's mining schedule based on Ore Reserves reported under the JORC Code (2004) gives an inventory of mineable material of 23.6Mt at an average grade of 1,80g/t Au and requires 350Mt of waste be removed to access ore body.

The Group plans to construct an RIP plant for direct cyanidation processing and expects to commission the first line of the plant at the end of 2011, comprising a 7.5m x 2.5m SAG mill, 2 4.0m x 6.0m ball mills and a sorption/desorption circuit with 200m^3 tanks. The capacity of this first line will be 2.0Mt per annum.

The second line is planned to be commissioned in 2012 and will consist of a 7.5m x 2.5m SAG mill, two 4.0m x 6.0m ball mills with capacity increasing to 4.1Mt per annum.

The plan for 2010 involves the construction of the main infrastructure including electric power line, main camp, roads, preparation of the sites for the plant and tailing damns. Petropavlovsk is also expecting to sign contracts in 2010 for supply of the main part of mining fleet and milling equipment for the plant.

Tokur

First processing operations at Tokur commenced in 2009 with trial operations commissioning in the first half of 2009 to test a future processing method for the deposit. This will involve a re-processing of dumps from the old Tokur underground mine using new x-ray separation technology as the ore at the dumps bears the same technological characteristics as the main ore body. The resulting product yields of 4.5 g/t Au of material suitable for direct mill feed. This material is currently stockpiled until the main mining and processing operations commence. Gold recovery was 72% and the throughput of the classifier/separator complex was 50t of ore per day. A portion of alluvial gold was also produced during the process in line with the production schedule reported by the Group previously.

The Ore Reserves at Tokur are based on Mineral Resources and have been economically optimised using a cut-off grade based on a gold price of US$1,000/oz. The Tokur Ore Reserves as derived by WAI are based on a US$1,000/oz gold price. This gives combined Proven and Probable Ore Reserves of 4,103Mt at an average grade of 1.15g/t Au and requires that 38Mt waste be removed to access the ore bodies. The Group's mining schedule based on Ore Reserves reported under the JORC Code (2004) gives an inventory of mineable material of 4.1Mt at an average grade of 1.15g/t of gold and requires 38Mt of waste be removed to access ore body.

Yamal

After the completion of the majority of fieldwork at the Petropavlovskoye deposit which is part of the Toupugol-Khanmeishorskaya licence area, a report on this asset has been completed and approved by the local department for subsoil use.

The current mine design provides for open pit operations. Average stripping ratio for the life of the mine is 9.5:1 (t/t) (within a framework of the optimal pit). Subject to the Board's investment decision and suitable finance being available, commissioning of the plant is planned for the second half of 2013. 90% of the overburden stripping is expected to produce high quality gravel which can be used as construction aggregates. The project envisages production of 1.2Mt per annum of construction material which is expected to substantially improve the project's economics.

Metallurgical studies of Yamal ores have established that the ore is ore is moderately refractory. Tests have shown that a combination of flotation and cyanidation technologies yields an overall recovery of 82%.

Throughput of 2.2Mt per annum, yielding c.100,000oz, is envisaged using primary crushing in jaw crusher, followed by two stage grinding in SAG and ball mills and flotation followed by cyanidation of the concentrate. It is planned to build two parallel processing lines simultaneously.

WAI has estimated an Inferred Mineral Resource for the Petropavlovskoye deposit of 30.8Mt at an average grade of 0.9g/t Au. Although these estimates are reported as an Inferred resource, the deposit has been

explored to a level of detail which may justify reclassification of Mineral Resources into Measured or Indicated categories, but the metallurgical studies which would be required to demonstrate the potential economic value are not yet fully completed.

Joint ventures

Omchak Joint Venture

In line with expectations, Omchak produced 53,600oz of gold 2009, with Petropavlovsk's attributable share of production being 26,800oz.

Omchak exploration activities are concentrated on four main projects: three of them are located in the Zabaikalskiy Krai and one in the Irkutsk region. Exploration works at the Verkhne-Aliinskoye deposit were completed with a feasibility study approving reserves in the Russian Standard C1 and C2 categories of c.590,000oz at a grade of 10g/t Au. An additional 500,000 oz of category P1 resources were estimated as a result of exploration work. The deposit is expected to be developed via underground operations.

Exploration works at Bukhtinskaya ore field are ongoing with initial estimates of around 1Moz of P2 resources at 4-5 g/t Au. Initial exploration studies assessed around 2Moz of gold of P1 and P2 categories at the Kuliinskiy ore field whilst at the Birusinskiy, licence area estimates of 980,000oz at 3-5g/t Au and 670,000oz at 2g/t Au of P2 resources were made based on work carried out by the Group's predecessors.

Odolgo Joint Venture

In 2009, the Odolgo Joint Venture (formerly the Rudnoye Joint Venture with Petropavlovsk having a 50% attributable share) and the Solovevsky Rudnik assets (Petropavlovsk having a 13% attributable share of production) together produced an attributable 11,400 oz, a 6% increase on 2008.

Exploration

Pokrovskiy and Flanks

Further exploration is being carried out at a number of prospective areas within the Pokrovskiy Satellite Deposits with a view to increasing the reserves and resources base to replenish the Pokrovskiy mine main pit reserves. The main exploration attention at Pokrovskiy was focused on the Zheltunak area, 10km east of Pokrovka, where three mineralised zones have now been identified, associated with - but not confined to - a flat-lying thrust zone. Drilling and trenching during the winter months have traced the mineralisation to 80m depth - and it remains open in all directions.

Pioneer

Significant drilling results from 157 holes have proved a 780m north-eastwards extension of the Bakhmut zone, including two high-grade ore columns each up to 120m in length at the surface. Of even greater potential significance is that aerogeophysical data indicates a further 6.5km eastwards extension of the zone below the Neogene sediments.

The Vostochnaya ore zone, formerly considered merely an apophysis of the Yuzhnaya zone, has been found to be an extensive stockwork zone which is 400m x 250m in area, containing many ore intervals with thicknesses up to 136m.

The Nikolaevskaya ore body was discovered 1300-1500m to the south-east of the Andreevskaya zone. Trenching has continued in this area, supplemented by drill holes towards the end of the year. Gold ore zones have been traced, with some high grade areas being identified, as well as separate zones of silver mineralisation. There are indications of possible higher grade (4.5-12.5g/t Au so far) ore columns along the gold zones (with grades outside the columns typically 0.7-1.4g/t Au), similar to those of the Pioneer deposit. Exploration continues.

Reconciliation of production data with reserves and resources estimates from exploration has established consistently that the exploration estimates under-report the bonanza gold grades in both the Andreevskaya zone and the high grade ore columns in Bakhmut and Promezhutochnaya zones. The extent of this under-reporting may be up to 30%, and the reason for it has been shown to be the grade capping which is standard practice in both the Russian system and the western methods used for producing the Micromine models.

Malomir

Exploration work at Malomir in 2009 concentrated on the Quarzitovoye ore zone where confidence in the level of reserves has improved. Some enriched areas at depth were also identified with the potential to be developed as an underground mining operation in future. Initial relatively easily processed Quarzitovoye zone ore reserves with very high gold grades have now been established for a first stage of open-pit mining. However, just as at Pioneer, the capping of high-grade gold grades has led to under-reporting of reserves by an estimated 18%.

There has been a new discovery of gold mineralisation in the "Magnetite zone" (in the eastern flanks), traceable through magnetic survey up to 75km eastwards, as well as westwards to the north of the Quarzitovoye zone.

Other Amur assets

Tokur

Re-modelling of Tokur in the light of increased gold prices shows a range of open pit reserves estimates (depending on cut-off grade) with the WAI estimate of 4.1Mt ore at a grade of 1.15g/t containing 151,000oz of

gold.

Production of gold concentrates from the old waste dumps continues, using radiometric separation technology.

Burinda (within the Taldan licence area)
Exploration continues on an epithermal gold/silver vein deposit at Burinda, 100km west of Pokrovka (44 drill holes and 20 trenches in 2009). Ore bodies remain open along a strike and down dip to 200m depth. Metallurgical testing has shown the ore to be relatively easily processable. A modelling exercise has been completed estimating initial resources at 1.5Mt at 5 g/t Au (Russian P1 resource category).

Kirovskoye Deposit
Drilling and trenching in the Kirovskoye area (part of the the Odolgo joint venture) continues to yield very promising results. This is a large deposit straddling the Mongol-Okhotsk plate boundary, partly within a Mesozoic basin to the south and partly in Archaean rocks to the north. Many ore zones, some with consistently high gold grades, have already been identified.

Exploration has concentrated on the Shirotnaya, Prirazlomnaya, and No.5 ore zones, in the southern part of the area. These are being explored by a series of trenches and inclined drill holes. In general the ore grades are in the range 1.7 to 7.5g/t Au, but at least four intersections have been identified so far, with high grades (up to 65g/tAu), and representing possible ore columns which coincide with intersections of E-W and NE-SW trending tectonic structures. Continuity of mineralisation has been established to 120m depth. There is sufficient data already for preliminary estimation of Russian P1 category resources in the explored parts of the ore zones: so far there is an estimated 300,000oz of gold. The deposits remain open in all directions. In ore zone No.5, there are two trench intersections averaging 21.7g/t Au over a length of 13m, and 20.63g/t Au over 3.1m. In the Shirotnaya ore zone there is a 1.1m intersection at a depth of 45m with 64.5g/t Au. In the Prirazlomnaya ore zone there is an 11m long intersection averaging 10.86g/t Au at a depth of 48-59m, and 28m (at a depth of 27-55m) averaging 5.77g/t Au. These are the most promising of 40 such intersections identified in 2009.

Exploration continues in this area as well as in the nearby area around the old underground Kirovskoye mine, north of the plate boundary fault, where vein and stockwork gold mineralisation is currently being drilled.

Verkhnetisskaya Area - Krasnoyarsk Region
Geochemical and geophysical surveys, 20 trenches, and 4 drill holes have confirmed the potential of the Olenka deposit, which comprised two 750-950m long and 20-110m thick gold-quartz-sulphide vein/stockwork zones, open laterally and vertically.

Yamal
The reserves on the Petropavlovskoye deposit have been estimated for open-pit mining of gold and aggregates. Additional small satellite deposits have been identified and partially explored, the most significant of which is Anomalniy, which consists of gold-bearing magnetite ore similar to Novogodnee Monto.

Gold Production Outlook 2010-2015

The Production scenario for the period between 2010 and 2015 is based only on Proven and Probable Ore Reserves prepared according to JORC (2004) guidelines.

The base case scenario for 2010 production of the Group provides for 680,000oz of gold. The 2010 production level reflects the completion of the third line at the Pioneer mine and commissioning of the Malomir plant in the second half of the year and the Group expects to deliver an increase on the base case scenario due to the following reasons:

- Andreevskaya - gold grade assumptions are 25% higher due to underestimated JORC grades from top cutting, which was confirmed by the reconciliation between production and block model;
- Pioneer main ore zones - gold grade assumptions are 10% higher due to enriched zones not included in the reserves and resources estimation which was also confirmed by a reconciliation between the production and block model;
- Quarzitovoye - gold grades assumptions are 20% higher due to underestimated JORC grades from top cutting; and

The 2010 production is expected to be unevenly distributed throughout the year with the first two quarters delivering about 35% of yearly production due to scheduled stripping works at Pioneer during first two quarters and the third processing line of Pioneer ramping up to full capacity towards the second half of the year.

For gold production outlook for 2010 - 2015 the Group has undertaken a comprehensive business planning, geological and engineering analysis for each project, which was reviewed by WAI and confirmed as realistic. The Group also expects this production scenario to deliver an increase on the base case due to the above mentioned reasons and in addition due to gold grade assumptions at Albyn being underestimated by 10% due to the presence of nuggety gold.

The expected production profile is reflected in the table below:

Gold Production Estimates 2010-2015
(based on JORC Proven and Probable Ore Reserves as at 1 January 2010)

'000 oz	2010	2011	2012	2013	2014	2015
Total	**680**	**720**	**960**	**1,020**	**1,140**	**1,150**

Capital Expenditure
In 2009, the Group spent an aggregate of US$219.4m on its gold projects and compared to US$161.4m invested in 2008. The key area of focus this year was on the development of the Pioneer, Malomir projects and the ongoing exploration related to the Pokrovskiy, Pioneer, Malomir and Albyn projects.

Precious metal division related capital expenditure is expected to be approximately US$165m in 2010. The major planned capital expenditure by project is as follows:

US$m	2010
Pokrovskiy	4
Pioneer	20
Malomir	64
Albyn	75
Alluvials	4
Total	**165**

For the period between 2010 and 2015, assuming the development of all projects included in the above production profile, total precious metal expansionary capital expenditure is expected to be an aggregate amount of between US$600m and US$650m. In addition, approximately US$50m is expected to be spent on exploration and US$10m of maintenance capital expenditure per annum.

Cost outlook
In 2010, the Group expects total cash costs to be volatile throughout the year due to the uneven production profile from the Group's main operations. With the planned stripping works in the first half of 2010 and commissioning of the new mill at Pioneer, total cash costs at the mine are expected to escalate and then decline in the second half of the year. At Pokrovskiy, total cash costs will moderately increase in 2010 due to a slight decrease in processed grades.

Non-Precious Metals Operational Review

Kuranakh
In 2009, the Kuranakh project made further significant steps to completion. The Group currently expects to ramp-up production during the second quarter of 2010 and to be producing at full capacity from the start of the second half of 2010. Despite a series of delays over the last year, principally due to the inhospitable weather conditions and equipment sourcing in this remote location in the far North West of the Amur region, Petropavlovsk is confident that the future performance of the mine will once again prove the Group's ability to construct and operate greenfield projects in the Amur region, this time in bulk commodities, utilising exclusively the Group's in-house exploration, engineering and construction expertise.

The expected transition to steady-state operation in 2010 will deliver the Group a small scale iron ore presence in the region, generate consistent cashflow and enable a further development of value adding relationships with trading partners and steel producers based in China in preparation for the future development of Petropavlovsk's much larger magnetite iron ore projects at K&S and Garinskoye.

The Group has entered into an iron ore concentrate offtake agreement with Heilongjiang Jianlong, a Chinese steel producer located in Heilongjiang, the area across the Sino-Russian border from the Amur Region and EAO, to supply the titanomagnetite concentrate produced by Kuranakh. This concentrate contains a significant quantity of vanadium pentoxide which is a valuable commodity used in the hardening of steel. In order to capture these benefits and generate significant value by producing vanadium pentoxide, one of Petropavlovsk's subsidiaries and Jianlong have established a joint venture which envisages the construction of a plant to source the vanadium slag from Jianlong, adjacent to the steel-maker's current operations.

2009 Kuranakh Development
Mining continued in 2009 with the development of the Saikta open pit with operations concentrating on bench development at the 730-700m elevations with some preparation also happening on the 690-670m elevations. The total amount of overburden moved in 2009 was 1.69m3 and the total amount of ore mined was 52,000t. This ore was stockpiled at the crushing and screening plant pending the commissioning of the process plant during the first half of 2010. As at 31st December 2009, 117,000t of ore had been stockpiled.

The crushing and screening plant commenced production of pre-concentrate in 2008, but due to the downturn in the market for iron ore pre-concentrate the plant did not operate in 2009. Some additional infrastructure

construction took place at the plant during 2009 including administration buildings, maintenance workshops and a water treatment facility.

Progress on the Olekma processing plant was relatively slow during the first half of the year due to the delay in receiving the 50t capacity overhead crane (necessary for installing all of the processing equipment) but good progress was made in the second half and by the end of the year the large majority of the equipment necessary to produce magnetite concentrate had been installed. At the end of December approximately 90% of the iron concentrate circuit and c.65% of the ilmenite circuit were complete. The new plant is expected to be producing concentrate in the first half of 2010 and to reach full capacity in the second half of 2010.

Titanium Sponge

The titanium sponge joint venture between Aricom and Chinalco, the Chinese state-owned producer of non-ferrous metals was formed on 3 September 2008. The planned design capacity of the plant located in Jiamusi City, Heilongjiang is 15,000t per annum of aerospace-quality titanium sponge with the potential for expansion up to 30,000t per annum. The joint venture is owned 65% by Petropavlovsk PLC and 35% by Chinalco. It is expected that Petropavlovsk will supply approximately 60,000t per annum of ilmenite concentrate for the project's needs from its Kuranakh mine and Chinalco will off-take 100% of the product for 15 years, for sale into the Chinese domestic market.

In 2009, the engineering design of the plant was completed by the Shenyang Aluminium and Magnesium Institute (SAMI). The planning of the plant site is complete.

K&S and Garinskoye Project

On 23 March 2010, the Group announced the agreement of a Term-Sheet with Industrial and Commercial Bank of China (ICBC) and China National Electric Equipment Corporation (CNEEC), together with a Co-operation Framework Agreement for the implementation of K&S. The Term-Sheet for the loan, agreed by the Company and ICBC as part of the mandate, covers the facility for the development of Stage 1. The loan amount would be 85% of the total amount of the proposed engineering, procurement and construction (EPC) contract (currently estimated at c. US$400m) and with a total limit of US$500m. The loan term would be up to 10 years and is guaranteed by Petropavlovsk.

Stage 1 of the K&S project development contemplates a 10mtpa mining operation yielding c.3.2Mtpa of 65% iron ore concentrate with commercial production commencing in 2013. Total capital expenditure is estimated at c.US$400m. Initially, the processing plant is expected to have a design capacity capable of processing 10Mt per annum of run-of-mine ore from Kimkan deposit. Stages 2 & 3 of the project envisage the development of the Garinskoye deposit and the further beneficiation of the 65% concentrate to a form of metallised nuggets.

Petropavlovsk is confident that, given the advantageous location close to the border with China and the expected long term strength in the Far East Asian iron ore markets, the K&S iron ore concentrate will prove to be a highly competitive product and generate significant long term cashflows for the Group.

Set out below is a proposed production schedule of Stage 1 for the K&S deposit for the first eleven years of the project's life. Full production is currently expected to be reached in 2013.

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Ore mined	Mt	-	2	8	10	10	10	10	10	10	10	10
Concentrate	Mt	-	-	3.2	3.2	3.2	3.2	3.2	3.2	3.2	3.2	3.2

Completion of a full feasibility study for the development of a combined K&S and Garinskoye project was announced by Aricom in October 2008 prior to the unfolding global economic upheaval. The Garinskoye deposit, with almost 400Mt of JORC compliant Ore Reserves and Mineral Resources (and further expansion opportunities thereafter), will contribute to an expanded iron ore concentrate output of 8.3Mt per annum with pre-concentrate produced at site and then transported to an expanded 20Mt per annum of ore capacity beneficiation plant at K&S. Whilst the volatility in the iron ore market over the last year was to be expected given the external economic downturn, the Group believes that the long term fundamentals in the region have remained robust and Garinskoye represents a higher return, higher grade projected next stage for the Group's iron ore development.

2009 K&S Development

During 2009, a contract was signed with Dalgeologia to carry out the geological section of the Project Technical Study Conditions report for the deposit which will be submitted to the regional authorities for approval during 2010. This contract, created in accordance with GKZ, proposes to combine the geological studies for Kimkanskoye and Sutarskoye which will entail additional drilling at Kimkanskoye, and is expected to take approximately one year. In line with this, the mineral licence requirements were changed in September 2009 with revised licence terms including the postponement of Kimkanskoye required milestones for the next three years. Consequently the preparation of the technical documentation and the start of construction is required to be done before 30 December 2013.

At the K&S site the clearing of land continued during the year including around the proposed accommodation camp site, process plant site, explosives site, ash dump, pulp-line, access roads, and waste disposal sites. In addition, all required geotechnical exploration for the new rail connection between Izvestkovoye station and the process plant site, a distance of 4.3km, was completed in March 2009.

The first section of a permanent accommodation camp was started in March 2009 consisting of two accommodation blocks (for 200 people each) and an administration block with the camp expected to be fully complete by the end of 2010, accommodating around 1,500 people. A tender was issued for the construction of the camp buildings in April and this was won by a local company from Birobidjan.

In keeping with the Group's ongoing education programme, five students were selected and sent to Zeya's mining college to study as mining technicians.

2009 Garinskoye Development
673 core samples were taken during the year. The sampling took place mainly in the Group laboratory in Blagoveschensk with control samples being sent for external quality control to the Republican Analytical Center in Ulan-Ude in Buryatia. This latest information, when analysed with drilling results from 2008, has shown the Fe (total) grade in the confirmation drilling to be 42.83%, marginally higher than the grade in the 1950's exploration samples (41.75%).

In September, Regis commenced work on the hydrogeological evaluation of the deposit and by the end of the year, initial hydrogeological and geophysical logging of the holes was complete and were proceeding with the detailed drilling and pump testing.

New magnetic anomalies have been identified in the proposed area for infrastructure facilities which has considerably changed the overall picture of the project. The result is that the project's schedule is likely to be altered to take into account the additional drilling and a project redesign.

Further exploration work has also been carried out at the Orlovsko-Sokhatinskaya area (formerly known as the Garinskoye flanks), a license that covers a total area of 3,530 square kilometres.

Discussions continue regarding the road and rail route from Garinskoye to Chagoyan and the potential for construction by a state-private partnership.

As part of the iron ore development plan, in 2009 the Group acquired the Ushumun coal deposit, situated in the EAO approximately 40km to the south of Birobidjan. This will be a source of coal for the Group's heating plant requirements and for the metallisation plant to be built at K&S.

Capital expenditure
The Group spent an aggregate of US$56.1m on its iron ore projects in 2009. The key area of focus this year was construction of Kuranakh (US$34m) and K&S development (US$19m).

On 23 March 2010, Petropavlovsk announced that the Group had agreed the terms of a Term-Sheet for the funding of stage 1 of its Kimkano-Sutarskiy ("K&S") iron ore mining operation in Russia's Far East with ICBC and had entered into a Co-operation Framework Agreement for the implementation of the K&S and Garinskoye projects with CNEEC. In light of the progress in the development of the Group's operational iron ore asset, Kuranakh, and the Group's K&S and Garinskoye projects, the Group expects to spend around US$84m in furthering the development of its iron ore portfolio in 2010. The major planned capital expenditure by project is as follows:

US$m	2010
Kuranakh	26
K&S and Garinskoye	50
Other	8
Total	**84**

Principal risks relating to the Company/Group

Legal and regulatory risks

Russian foreign investment legislation may impact transactions by, and investments in, the Group
On 7 May 2008, legislation was introduced in the Russian Federation regulating foreign investment into strategic sectors of the Russian economy - the Federal Law No. 57-FZ of 29 April 2008 "On the manner of conducting foreign investments into companies having strategic significance for securing the defence of the country and the security of the State" (the Foreign Investment Law) and Federal Law No 58-FZ dated 29 April 2008 "On introducing amendments in certain legal acts of the

Russian Federation and declaring null and void certain provisions of legal acts of the Russian Federation in connection with the adoption of the Federal Law on the manner of conducting of foreign investments into companies having strategic significance for securing the defence of the country and the security of the State" (the Amendment Law and together with the Foreign Investment Law, the Laws). The Foreign Investment Law imposes restrictions on the acquisition by foreign investors of direct or indirect interests in strategic sectors of the Russian economy, including in respect of gold reserves in excess of a specified amount or any occurrences of platinum group metals.

None of the Group's assets were included on the list of Strategic Areas published by the Russian Government.

Risks relating to the legal and regulatory environment in general

The exploration and extraction activities of the Group are subject to various laws governing prospecting, development, production taxes, labour standards, occupational health, site safety, toxic substances and other matters. Although the Directors believe that the exploration, development and production activities of the Group are currently carried out in accordance with all applicable rules and regulations relevant to the current stage of development and that they hold all necessary approvals, licences and permits under those laws and regulations for the Group's current activities, no assurance can be given that new rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration for and extraction of mineral resources, or more stringent implementation thereof, could have a material adverse impact on the business, operations and the financial performance of the Group.

Risks associated with litigation

Legal proceedings which do not have a material effect on the Group or its operations arise from time to time in the ordinary course of the Group's business and the Directors cannot prevent litigation being brought against the Group or any of its subsidiaries in the future.

Country-specific risks

Risks relating to the jurisdictions in which the Group operates

The Group may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors or foreign policy in the areas in which the Group operates or will operate and holds or will hold its major assets, as well as other unforeseen matters.

Fluctuations in the global economy may adversely affect Russia's economy

Russia's economy has recently become increasingly dependent on global economic trends and is more vulnerable to market downturns and economic slowdowns elsewhere in the world, as well as to reductions and fluctuations in the prices of hydrocarbons and minerals.

Financial risks

The Group is dependent on revenue from key gold mines

A substantial portion of the Group's revenues and cash flows are derived from sales of gold mined at Pokrovskiy and Pioneer, and the Directors expect that these mines will continue to provide a substantial portion of the Group's operating revenues and cash flows in at least the short to medium term. Consequently, the Group's results of operations, cash flows and financial condition could be materially and adversely affected by fluctuations in the price of gold realised by Pokrovskiy Rudnik or the Group or by the failure of the Pokrovskiy and Pioneer mines to produce the expected amounts of gold.

The Malomir project is currently being prepared for production and it is expected that the commissioning of the Malomir mine will take place in the second half of 2010. It is intended that the Malomir project will commence works processing non-refractory material similar to Pokrovskiy ore; subsequently, it is expected that pressure oxidisation processing methods will be introduced to process refractory material.

The profitability of the Group's operations and the cash flows generated by its operations is affected by changes in the market price for relevant metals and related products, which in the past have fluctuated significantly

Although the Group's anticipated cash operating costs, total cash costs and total production costs at Pokrovskiy are each expected to be relatively low by world standards, the Group's ability to achieve or maintain earnings, pay dividends in the future and undertake capital expenditure may be affected in the event of a sustained material fall in the price of gold and/or related products. There can also be no assurance that the Group's actual costs (including cash operating costs, total cash costs and total production costs) will not be higher than currently anticipated.

The majority of the Group's revenues and cash flows have historically come from the sale of gold. Traditionally, the market price for gold has fluctuated significantly and has been affected by numerous factors, over which the Group has no control.

In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions, and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

Currency risk
The Company reports in US Dollars, being the currency in which gold is principally traded and therefore in which most of its revenue is generated. A large part of the Group's operating expenses are denominated in Roubles and a substantial portion are denominated in Pounds Sterling. The Company's financial condition and results of operations could be adversely affected by changes in the exchange rates between the currencies in which it operates.

Operational risks

Notwithstanding anything in the operational risk factors, these risk factors should not be taken as implying that the Issuer, the Guarantor or the Group will be unable to comply with their obligations as companies with securities admitted to the Official List.

The Group's future profitability is dependent on changes in its technology for gold extraction
Historically, the Group used heap leach and resin-in-pulp (RIP) recovery routes at Pokrovskiy to extract gold from mined ore. The Group's level of profitability, results of operations and financial condition are dependent on the continued ability satisfactorily to operate the RIP plant. The consistency of the head grade of ore processed through the mill and heap leach operations can affect the productivity and profitability of that process. Both the Pioneer and Malomir mines will, in the future, need to switch to pressure oxidation methods for part of their gold recovery. Technical failure or delays in their implementation could have an adverse effect on the Group's profitability at these mines.

The Group's operations are subject to the inherent hazard and risks associated with the exploration for and development of mineral deposits
Any metals exploration programme entails risks relating to the location of economically viable ore bodies or gold deposits, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. The geology in which vein gold occurs can make evaluations of the potential size of deposits especially difficult to determine, as the veins in which they occur have inherently unpredictable characteristics. No assurance can be given that any minerals exploration programme will result in any new commercial mining operation or in the discovery of new resources.

Other hazards and risks include unusual and unexpected geological formations, rock falls, flooding and other climatic conditions, any one of which could result in damage to, or destruction of, the Group's facilities, damage to life or property, environmental damage or pollution and legal liability which could have a material adverse impact on the business, operations and financial performance of the Group. Although precautions to minimise risk are taken, even a combination of careful evaluation, experience and knowledge may not eliminate all of the hazards and risks.

If the Group fails to acquire or find and develop additional reserves, its reserves and production will decline from their current levels
Except to the extent that the Group conducts successful exploration and development activities or acquires further licences and/or properties containing reserves or both, the Group's reserves will decline as gold and iron ore are produced. In addition, the volume of production from the properties generally declines as reserves are depleted. The Group's future production growth is dependent upon its success in finding or acquiring and developing additional reserves. If the Group is unsuccessful in this, the Group's total reserves and production will decline.

The Group may not be able to manage the expansion of its operations or have the resources to support its operations.
While the Group believes that it has necessary structures and management in place, there can be no guarantee that the Group will be able to manage effectively the expansion of its mining operations or that its current personnel, systems, procedures and controls will be adequate to support its mining operations.

The Group's joint venture arrangements may not be successful
Members of the Group are involved in a number of joint ventures. There are special risks involved in joint ventures by their nature, in particular that relevant counterparties may:

- have different economic or business goals;
- take action contrary to the policies or objectives of the other party with respect to its investments, for example by vetoing proposals on operations; or
- as a result of financial or other difficulties, be unable or unwilling to fulfil their obligations.

Any of these may have a material adverse effect on the results of operations, financial condition or prospects of the Group through operational issues arising or the delay or non-completion of joint venture development projects.

Reserves and resources may be subject to restatement
The reserve and resource estimates of the Group are estimates of the reserves and resources in the ground and stockpiles within existing licence areas. The ore reserve and resource estimates are based on many factors, including:

- the results of exploratory drilling and an ongoing sampling of the ore bodies;
- past experience with mining properties; and
- the experience of the person making the reserve estimates.

Because the ore reserve and resource estimates are calculated based on current estimates of production costs and product prices, they should not be interpreted as assurances of the economic life of the deposits or the profitability of the Group's future operations. Reserve and resource estimates may require revisions based on definitive exploration figures and actual

production experience. Furthermore, a sustained decline in relevant market prices could render ore reserves and resources containing lower grades and/or mineralisation uneconomic to recover and ultimately require a restatement of reserves and resources.

Payment and other obligations under licences (and related agreements) and contracts may not be complied with which may lead to, at worst, loss of mineral licences
Licences: under the mineral licences (and related agreements) which are held by the relevant companies in the Group or which may be held by them in the future, such companies are or may become subject to payment and other obligations. If such obligations are not complied with when due to be performed, in addition to any other remedies which may be available to the state authorities, this could result in the loss of such mineral licences.

Contracts: there are contractual agreements to which Group companies are, or may in the future become, parties and which relate to direct or indirect interests held by such companies in or in respect of such mineral licences. If the relevant company does not comply with its payment or other obligations under such agreements when they are due to be performed, in addition to any other remedies which may be available to other parties, this could result in dilution or forfeiture of interests held by such companies.

Risks associated with obtaining access rights to mining tenements, land rights and third party rights
There may be cases where the Group requires additional rights to access or to exploit future mining projects.

In accordance with Russian legislation and terms commonly included in licence agreements, a licence holder is obliged to obtain rights to the part of the licensed area where certain geological works are carried out. This requires the licence holder to obtain lease agreements and mine allotment acts in respect of those areas to ensure it has all of the required land rights (together, Land Rights). The lease agreements must also be registered with the state to be enforceable. If the Land Rights are not obtained, fines can be imposed on licence holders.

Operational failures, the impact of climatic conditions and other unscheduled interruptions
The achievement of the Group's operational targets will be subject to the completion of planned operational goals on time and according to budget, and will be dependent on the effective support of the Group's personnel, systems, procedures and controls. Any failure of these may result in delays in the achievement of operational targets with a consequent material adverse impact on the business, operations and financial performance of the Group.

The location of the Group's deposits means that climatic conditions have an impact on operations and, in particular, severe weather could disrupt operations, including the delivery of supplies, equipment and fuel. It is, therefore, possible that exploration and extraction activity levels may fall as a result of meteorological factors.

Unscheduled interruptions in the Group's operations due to mechanical or other failures or industrial relations-related issues or problems or issues with the supply of goods or services may occur and could have a material adverse impact on the financial performance of those operations.

Lack of infrastructure or difficulties with state-owned infrastructure
Although a number of the Group's deposits are in regions with well-developed state infrastructure, some of its assets which are not currently in production are situated in areas lacking some of the necessary infrastructure, which must be developed. The Group must invest heavily in the construction of the required mining and auxiliary infrastructure if the Group decides to proceed with the development of these deposits. Construction and operation of this infrastructure will require substantial capital expenditure by the Group and no assurance can be given that market conditions will continue to make such investments financially viable.

Labour risks including health and safety issues
Certain of the Group's operations are carried out under potentially hazardous conditions. Whilst the Directors intend to continue to operate in accordance with relevant health and safety regulations and requirements, the Group remains susceptible to the possibility that liabilities might arise as a result of accidents, fatalities or other workforce-related misfortunes, some of which may be beyond the Group's control. The occurrence of any accidents could delay production, increase production costs and/or result in liability for the Group.

Dependence on certain key personnel
The Group's growth and future success will depend in significant part upon the continued contributions of a number of the Group's key senior management and personnel, in particular the Group's Chairman, Peter Hambro, and the Group's Chief Executive, Pavel Maslovskiy.

There is no certainty that the services of these key persons will continue to be available to the Group and, if the Group is not successful in retaining or attracting highly qualified individuals in key management positions, its business may be harmed.

Risks not covered by insurance
The Group's insurance coverage may not satisfy future claims against the Group or to protect the Group against natural disasters or operational catastrophes.

The Group, as a participant in exploration and mining programmes, may become subject to liability for hazards that cannot

be insured against, which could exceed policy limits or against which it may elect not to be so insured because of high premium costs. The Group may incur a liability to third parties in excess of any insurance cover arising from pollution or other damage or injury.

Costs of environmental compliance and rehabilitation
The Group accrues estimated rehabilitation costs over the operating life of a mine. Estimates of ultimate rehabilitation costs are subject to revision as a result of future changes in regulations and cost estimates.

Risks in relation to licences, permitting and environmental issues

Risks relating to the licensing regime and extensions of existing licences
The Group's production licences are granted for a defined period as specified in the terms of the relevant licence.

Currently, the Subsoil Law does not provide for an automatic extension of a mining licence or the upgrading of an exploration licence to a mining licence to its current holder, but allows the current holder to apply to the licensing authority for the extension of an existing licence or upgrading of an exploration licence to a mining licence provided that it has complied with the terms and conditions of the licence. While the Group has been successful in renewing and/or extending several of its gold extraction licences in the past, no assurances can be given that the Group's licences will be in a position to achieve renewal by way of extension.

The Group would be adversely affected if any extension, upgrade or renewal exactly applied for was not granted. The Group's mineral licences may be challenged.

The Group's operations depend on the Group's ability to obtain necessary permits
Generally, compliance with various government regulations will require the Group to obtain permits issued by Russian governmental agencies, both to implement new developments or projects or on the basis of periodic renewal or review for ongoing activities or operations. Non-renewal of a permit may cause the Group to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause the Group to incur additional compliance costs, either of which could have a material adverse effect on the Group's financial condition and results of operations.

The Group may not be able to, or may voluntarily decide not to, comply, or may not have complied in all respects, with the licence requirements for some or all of the licences. If the Group fails to fulfil the specific terms of any of its licences or if the Group operates in the licence areas in a manner that violates Russian law, regulators may impose fines on the Group or suspend or withdraw or not renew its licences, any of which could have a material adverse effect on the operational and financial position of the Group.

Environmental risks and issues arising from compliance with environmental regulations and permitting requirements
The Group's operations are subject to the extensive environmental risks inherent in the mining and processing industry. Although the Directors believe that the relevant Group companies are in compliance in all material respects with applicable environmental laws and regulations and hold all necessary approvals, licences and permits under those laws and regulations, there are certain risks inherent in their activities and those which the Group will undertake in the future, such as risks of accidental spills, leakages or other unforeseen circumstances, that could subject the Group to considerable liability. In addition, the Group is subject to checks, including spot checks, by various regulators including the Russian environmental regulator, Rosprirodnadzor. Environmental legislation and permitting requirements and the manner in which these are enforced are likely to evolve in a manner which will require higher and more demanding standards and stricter enforcement, as well as increased fines and penalties for non-compliance. However, the Directors are unable to predict the extent and effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would materially increase the Group's cost of doing business or affect its operations in any area.

During the conduct of its operations, the Group is subject to regular inspections and reporting requirements for a range of issues relating to environmental pollution, and must comply with maximum acceptable concentrations, determined by state authorities, for air quality, water quality, soils and sediments. Any issues identified in such inspections or reporting processes and/or any breach of these requirements could have adverse consequences for the Group. The Group may be subject to investigations by Rosprirodnadzor, which may make announcements relating to such investigations when they are at a very preliminary stage and in advance of any findings, which could have an adverse impact on the Group.

Overview
As a result of its work undertaken during the year, the Risk Committee has concluded that it has acted in accordance with its terms of reference. The Chairman of the Risk Committee will be available at this year's Annual General Meeting to answer any questions about the work of the Risk Committee.

Responsibility statement of the directors on the annual report

The responsibility statement below has been prepared in connection with the company's full annual report for the year ending 31 December 2009. Certain parts thereof are not included within this announcement.

'We confirm to the best of our knowledge:

- the financial statements, prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the

undertakings included in the consolidation taken as a whole; and

- the management report, which is incorporated into the directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

This responsibility statement was approved by the board of directors on 24 March 2010 and is signed on its behalf by:

Peter Hambro
Chairman

Brian Egan
Chief Financial Officer

PETROPAVLOVSK PLC
Consolidated Income Statement
For the year ended 31 December 2009

	Note	2009 US$'000	2008 US$'000
Group revenue	5	472,331	381,688
Net operating expenses	6	(301,190)	(296,139)
		171,141	**85,549**
Share of results of joint ventures	17	2,723	(1,261)
Operating profit		**173,864**	**84,288**
Fair value change on derivatives	24	(819)	(18,307)
Financial income	9	31,480	7,709
Financial expenses	10	(7,140)	(33,302)
Profit before taxation		**197,385**	**40,388**
Taxation	11	**(52,601)**	**(17,643)**
Profit for the period		**144,784**	**22,745**
Attributable to:			
- equity shareholders of Petropavlovsk PLC		143,194	22,002
- non-controlling interests		1,590	743
Earnings per share			
Basic	12	US$0.98	US$0.27
Diluted	12	US$0.96	US$0.27

PETROPAVLOVSK PLC
Consolidated Statement of Recognised Income and Expense
For the year ended 31 December 2009

	2009 US$'000	2008 US$'000
Profit for the period	**144,784**	**22,745**
Income and expense recognised directly in equity:		
Revaluation of available-for-sale financial investments	(464)	-
Exchange differences on translating foreign operations	158	-
Net expense recognised directly in equity	**(306)**	-
Total recognised income for the period	**144,478**	**22,745**
Attributable to:		
- equity shareholders of Petropavlovsk PLC	142,520	22,002

	2009	2008
- non-controlling interests	1,958	743

PETROPAVLOVSK PLC
Consolidated Statement of Changes in Equity

	note	Total attributable to equity holders of the Company										Non-controlling interests	Total equity
		Share capital	Share premium	Merger reserve	Own shares	Retained earnings	Convertible bonds	Share based payments reserve	Translation reserve	Other reserves	**Total**		
		US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$' 000	US$'000	US$'000	**US$'000**	US$'000	**US$'000**
Balance at 1 January 2008		**1,311**	**35,082**	**-**	**-**	**122,208**	**1,583**	**-**	**-**	**176,722**	**336,906**	**5,950**	**342,856**
Recognised income and expenses		-	-	-	-	22,002	-	-	-	-	**22,002**	743	**22,745**
Dividends		-	-	-	-	-	-	-	-	(22,994)	**(22,994)**	-	**(22,994)**
Acquisition of shares in subsidiaries		-	-	-	-	-	-	-	-	-	-	(281)	**(281)**
Balance at 1 January 2009		**1,311**	**35,082**	**-**	**-**	**144,210**	**1,583**	**-**	**-**	**153,728**	**335,914**	**6,412**	**342,326**
Recognised income and expense		-	-	-	-	143,194	-	-	(210)	(464)	**142,520**	1,958	**144,478**
Transfer to retained earnings [(a)]		-	-	-	-	153,728	-	-		(153,728)	-	-	-
Share based payments		-	-	-	-	-	-	3,334	-	-	**3,334**	-	**3,334**
Share placing of 16 million Ordinary Shares	27	232	104,564	-	-	-	-	-	-	-	**104,796**	-	**104,796**
Costs associated with placing of 16 million Ordinary Shares		-	(5,240)	-	-	-	-	-	-	-	**(5,240)**	-	**(5,240)**
Shares issued in exchange for 100% share capital of Aricom plc	31	1,079	-	570,071	-	-	-	-	-	-	**571,150**	-	**571,150**
Warrants and option issued in relation to acquisition of Aricom plc	27, 31	-	-	-	-	-	-	-	-	6,970	**6,970**	-	**6,970**
LTIP award in relation to acquisition of Aricom plc	31	-	-	-	-	-	-	934	-	-	**934**	-	**934**
Own shares acquired through business combination with Aricom plc	28, 31	-	-	-	(14,003)	-	-	-	-	-	**(14,003)**	-	**(14,003)**
Conversion of convertible bonds	23, 27	180	139,620	-	-	1,583	(1,583)	-	-		**139,800**	-	**139,800**
Employee options exercised		3	1,716	-	-	421	-	(421)	-	-	**1,719**	-	**1,719**
Acquisition of shares in subsidiaries		-	-	-	-	-	-	-	-	-	-	3,500	**3,500**
Balance at 31 December 2009		**2,805**	**275,742**	**570,071**	**(14,003)**	**443,136**	**-**	**3,847**	**(210)**	**6,506**	**1,287,894**	**11,870**	**1,299,764**

(a) Following cancellation of the Share Premium Account of the Company registered on 25 August 2005, the amount of US$176.7 million was transferred to Other Distributable Reserves. The balance of US$153.7 million outstanding at 31 December 2008 is distributable and was transferred to Profit and Loss Account of the Company and shown as part of the consolidated Retained Earnings.

PETROPAVLOVSK PLC
Consolidated Balance Sheet
At 31 December 2009

	Note	**2009** US$'000	2008 US$'000
Assets			
Non-current assets			
Goodwill	14	21,675	21,675
Intangible assets	15	104,029	225,446
Property, plant and equipment			342,261

	Note	2009	2008
	16	1,065,490	
Interests in joint ventures	17	31,886	7,427
Available-for-sale investments	18	3,543	972
Inventories	19	8,628	19,078
Trade and other receivables	20	8,856	19,790
Derivative financial instruments	24	-	1,875
Deferred tax assets	25	9,318	17,057
		1,253,425	**655,581**
Current assets			
Inventories	19	101,630	72,332
Trade and other receivables	20	140,505	84,775
Derivative financial instruments	24	96	-
Cash and cash equivalents	21	76,467	26,444
		318,698	**183,551**
Total assets		**1,572,123**	**839,132**
Liabilities			
Current liabilities			
Trade and other payables	22	(64,379)	(42,142)
Current income tax payable		(6,201)	(638)
Borrowings	23	(11,944)	(220,946)
Derivative financial instruments		-	(42,476)
		(82,524)	**(306,202)**
Net current assets/ (current liabilities)		**236,174**	**(122,651)**
Non-current liabilities			
Borrowings	23	(83,602)	(152,778)
Deferred tax liabilities	25	(97,578)	(32,580)
Provision for close down and restoration costs	26	(8,655)	(5,246)
		(189,835)	**(190,604)**
Total liabilities		**(272,359)**	**(496,806)**
Net assets		**1,299,764**	**342,326**
Equity			
Share capital	27	2,805	1,311
Share premium		275,742	35,082
Merger Reserve		570,071	-
Treasury shares	28	(14,003)	-
Convertible bonds		-	1,583
Share based payments reserve		3,847	-
Translation reserve		(210)	-
Other reserves		6,506	153,728
Retained earnings		443,136	144,210
Equity attributable to the shareholders of Petropavlovsk PLC		**1,287,894**	**335,914**
Non-controlling interests		11,870	6,412
Total equity		**1,299,764**	**342,326**

PETROPAVLOVSK PLC
Consolidated Cash Flow Statement
For the year ended 31 December 2009

	Note	**2009** US$000	2008 US$000
Cash flows from operating activities			
Cash generated from operations	29	188,213	58,582
Interest paid		(24,401)	(26,909)
Income tax paid		(24,203)	(14,871)
Net cash from operating activities		**139,609**	**16,802**
Cash flows from investing activities			
Acquisitions of subsidiaries, net of cash acquired	31	224,996	(6,032)
Purchase of available-for-sale investments	18	(3,048)	-
Investments in joint ventures	17	(2,021)	-
Purchase of property, plant and equipment and exploration expenditure		(259,510)	(161,391)
Proceeds from disposal of property, plant and equipment		801	2,428
Loans granted		(12,740)	(34,909)
Repayment of amounts loaned to other parties		9,517	6,670
Interest received		3,542	5,751
Net cash used in investing activities		**(38,463)**	**(187,483)**
Cash flows from financing activities			
Proceeds from issuance of Ordinary Shares, net of transaction costs		101,275	-
Buy back of exchangeable bonds	23	(178,365)	-
Repayments of borrowings		(70,513)	(253,810)
Proceeds from borrowings		96,786	299,047
Dividends paid to Company's shareholders		-	(22,994)

Net cash (used in)/from financing activities	**(50,817)**	**22,243**
Net increase/(decrease) in cash and cash equivalents in the period	**50,329**	**(148,438)**
Effect of exchange rates on cash and cash equivalents	(306)	(3,560)
Cash and cash equivalents at beginning of period	26,444	178,442
Cash and cash equivalents at end of period	**76,467**	**26,444**

PETROPAVLOVSK PLC
Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

1. General information

Petropavlovsk PLC (the "Company") is a company incorporated in England and Wales. The address of the registered office is 11 Grosvenor Place, London SW1X 7HH.

2. Significant accounting policies

2.1. Basis of preparation and presentation

The consolidated financial statements of Petropavlovsk PLC and its subsidiaries (the "Group") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, IFRIC Interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial investments, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements do not constitute the Company's statutory accounts for the years ended 31 December 2009 or 2008. Statutory accounts for 2008 have been delivered to the Registrar of Companies and those for 2009 will be delivered following the Company's Annual General Meeting. The Auditor's reports on both the 2008 and 2009 accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Going concern

The Directors have reviewed the Group's cash flow forecasts and operating projections as part of their consideration of going concern. These forecasts are primarily susceptible to gold price fluctuations over the next 12 months. Consideration has also been given to the Group's contractual capital commitments and planned development of future projects. The Directors are satisfied that the Group has sufficient liquidity and cash resources in order to meet its commitments and existing obligations in light of the Group's cash flow forecasts as well as the availability of a US$150 million syndicated loan facility which was in place and largely undrawn at 31 December 2009 and the proceeds from the issue of the US$380 million convertible bonds in February 2010.

After making appropriate inquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

2.2. Adoption of new and revised standards and interpretations

In the current year the Group has adopted the following revised standards and interpretations:

- Starting from 1 January 2009, the Group has adopted IAS 1 "Presentation of Financial Statements" (revised 2007) ("IAS 1"), IFRS 8 "Operating Segments" ("IFRS 8"), and IAS 23 "Borrowing Costs" (revised 2007) ("IAS 23").

- IAS 1 (revised 2007) requires the presentation of 'non-owner changes in equity' to be presented separately from owner changes in equity. The Group has chosen to present two statements, the income statement and statement of recognised income and expenses which includes items of comprehensive income. As a result, a statement of recognised income and expenses (statement of comprehensive income) has been included in the primary statements. In addition, the adoption of IFRS 8 triggers the need to present a second year of comparatives for the balance sheet. As there were no changes to the balance sheet at 31 December 2007 previously presented, this has not been disclosed.

- IFRS 8 requires operating segments to be determined based on the Group's internal reporting to the Chief Operating Decision Maker which is then used to allocate resources to the segments and to assess their performance. In contrast, the predecessor standard (IAS 14 "Segment Reporting") required the Group to identify two sets of segments, business and geographical, based upon a risk and rewards approach. A summary of the changes to the operating segments identified is set out in note 4.

- IAS 23 (revised 2007) requires capitalisation of borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset as part of the cost of that asset. In contrast, the predecessor standard IAS 23 (revised 1993) allowed the option of immediately expensing those borrowing costs which has been used by the Group as its accounting policy. The change in accounting policy, which was adopted prospectively from 1 January 2009, resulted in capitalisation of borrowings costs attributed to the Group's development and construction projects; such costs comprised US$ 14.7 million during the year ended 31 December 2009 (note10). Accounting policy on borrowing costs is set out in note 2.21.

Standards and amendments which are effective in future reporting periods are:

- IFRS 3 (revised 2008) "Business combinations", effective for accounting periods beginning on or after 1 July 2009.
- IAS 27 (revised 2008) "Consolidated and separate financial statements", effective for accounting periods beginning on or after 1 July 2009.
- IAS 28 (revised 2008) "Investments in associates", effective for accounting periods beginning on or after 1 July 2009. IFRIC 17 "Distributions of non-cash assets to owners", effective for accounting periods beginning on or after 1 July 2009
- Improvements to IFRSs IASB's annual improvements project published in April 2009.

The directors anticipate that these amendments will be adopted in the Group's financial statements, where applicable, for the period beginning 1 January 2010.

2.3. Comparatives

Following the adoption of IFRS 8, as well as the acquisition of Aricom plc on 22 April 2009 (note 31), the composition of the Group's reportable segments has changed. The comparative information for the year ended 31 December 2008 has been restated accordingly.

2.4. Basis of consolidation

These consolidated financial statements consist of the financial statements of the Company and the entities controlled by the Company (its subsidiaries) as at the balance sheet date.

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies with the the policies adopted by the Group.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination or acquisition of ore deposits by way of a corporate vehicle and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

2.5. Business combinations and goodwill

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the net assets of the subsidiary acquired, the difference is recognised immediately in the income statement.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

2.6. Acquisition of assets

Frequently, the acquisition of mining licences is effected through a non-operating corporate structure. As these structures do not represent a business, it is considered that the transactions do not meet the definition of a business combination. Accordingly the transaction is accounted for as the acquisition of an asset. The net assets acquired are recognised at cost.

Where the Group has full control but does not own 100% of the assets, then a minority interest is recognised at an equivalent amount based on the Group's cost, the assets continue to be carried at cost and changes in those values are recognised in equity.

2.7. Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control). Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are accounted for using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Interests in joint ventures are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the jointly controlled entity recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

The Group's share of its joint ventures' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in joint ventures.

2.8. Investments in associates

An associate is an entity over which the Group is in a position to exercise significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates are accounted for using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

When a Group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for the impairment.

2.9. Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in US Dollars, which is the Group's presentation currency. The functional currency of the Company is the US Dollar.

The rates of exchange used to translate balances from other currencies into US Dollars were as follows (currency per US dollar):

	31 December 2009	31 December 2008
GB Pounds Sterling	0.63	0.69
Russian Rouble	30.24	29.38

In preparing the financial statements of the individual companies, transactions in currencies other than the entity's functional currency (foreign currencies) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations which have a functional currency other than US dollars are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during that year, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and expenses and accumulated in equity, with share attributed to non-controlling interests as appropriate. On the disposal of a foreign operation,

all of the accumulated exchange differences in respect of that operation attributable to the shareholders of the Company are reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation.

2.10. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of a subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of a subsidiary is included in non-current assets as a separate line item. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill on acquisition of an associate or a joint venture is included in the carrying amount of investment and is tested for impairment as part of the overall balance.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination in which the goodwill arose.

The excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over cost is recognised immediately in the income statement.

2.11. Intangible assets

Exploration and evaluation expenditure and mineral rights acquired

Exploration and evaluation expenditure incurred in relation to those projects where such expenditure is considered likely to be recoverable through future extraction activity or sale, or where the exploration activities have not reached a stage which permits a reasonable assessment of the existence of reserves, are capitalised and recorded on the balance sheet within intangible assets for mining projects at the exploration stage.

Exploration and evaluation expenditure comprise costs directly attributable to:

- Researching and analysing existing exploration data;
- Conducting geological studies, exploratory drilling and sampling;
- Examining and testing extraction and treatment methods;
- Compiling pre-feasibility and feasibility studies; and
- Costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects

Mineral rights acquired through a business combination or an asset acquisition are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

Exploration and evaluation expenditure capitalised and mining rights are subsequently valued at cost less impairment. In circumstances where a project is abandoned, the cumulative capitalised costs related to the project are written off in the period when such decision is made.

Exploration and evaluation expenditure capitalised and mining rights within intangible assets are not depreciated. These assets are transferred to mine development costs within property, plant and equipment when a decision is taken to proceed with the development of the project, as set out in note 2.12 below.

Other intangible assets

Other intangible assets represent licensed intellectual property purchased in relation to the processing of titanium sponge. These intangible assets are measured at cost and are amortised on a straight line basis over their estimated useful life, which is a period of up to ten years, but dependent upon the start-up of the titanium sponge plant.

2.12. Property, plant and equipment

Land and buildings, plant and equipment

On initial recognition, land, property, plant and equipment are valued at cost, being the purchase price and the directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by the Group.

Assets in the course of construction are capitalised in the capital construction in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

Development expenditure

Development expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest in which economically recoverable resources have been identified. Such expenditure includes costs directly attributable to the construction of a mine and the related infrastructure. Once a development decision has been taken, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is aggregated with the development expenditure and classified under non-current assets as "mine development costs". Mine development costs are reclassified as "mining assets" at the end of the commissioning phase, when the mine is capable of operating in the manner intended by management. No depreciation is recognised in respect of mine development costs until they are reclassified as mining assets. Mine development costs are tested for impairment in accordance with the policy in note 2.13.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation

Property, plant and equipment are depreciated using a units of production method or on a straight-line basis as set out below.

Mining assets, except for those related to alluvial gold operations, where economic benefits from the asset are consumed in a pattern which is linked to the production level, are depreciated using a units of production method based on ore reserves, which results in a depreciation charge proportional to the depletion of reserves. The basis for determining ore reserve estimates is set out in note 3.1. Where the mining plan anticipates future capital expenditure to support the mining activity over the life of the mine, the depreciable amount is adjusted for such estimated future expenditure.

Certain property, plant and equipment within mining assets are depreciated based on estimated useful lives, if shorter than the remaining life of the mine or if such property, plant and equipment can be moved to another site subsequent to the mine closure.

Mining assets related to alluvial gold operations are depreciated based on estimated useful lives.

Non-mining assets are depreciated on a straight-line basis based on estimated useful lives.

Mine development costs and capital construction in progress are not depreciated, except for that property plant and equipment used in the development of a mine. Such property, plant and equipment are depreciated on a straight-line basis based on estimated useful lives and depreciation is capitalised as part of mine development costs.

Estimated useful lives normally vary as set out below.

	Average life Number of years
Buildings	15-50

Plant and machinery	3-20
Vehicles	5-7
Office equipment	5-10
Computer equipment	3-5

Residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

2.13. Impairment of non-financial assets
Property, plant and equipment and finite life intangible assets are reviewed by management for impairment if there is any indication that the carrying amount may not be recoverable. This applies to the Group's share of the assets held by the joint ventures as well as the assets held by the Group itself.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of "value in use" (being the net present value of expected future cash flows of the relevant cash generating unit) or "fair value less costs to sell". Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm's length transaction. Future cash flows are based on:

- estimates of the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
- future production levels;
- future commodity prices (assuming the current market prices will revert to the Group's assessment of the long term average price, generally over a period of up to five years); and
- future cash costs of production, capital expenditure, environment protection, rehabilitation and closure.

IAS 36 "Impairment of assets" includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure. When calculating "value in use", it also requires that calculations should be based on exchange rates current at the time of the assessment.

For operations with a functional currency other than the US Dollar, the impairment review is undertaken in the relevant functional currency. These estimates are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36 "Impairment of assets".

The discount rate applied is based upon pre-tax discount rate that reflects current market assessments of the time value of money and the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount. A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

2.14. Deferred stripping costs
In open pit mining operations, removal of overburden and other waste materials, referred to as stripping, is required to obtain access to the ore body.

Stripping costs incurred during the development of the mine before the commercial production commences are capitalised as part of mine development costs and are subsequently depreciated over the life of a mine on a units of production basis.

Stripping costs incurred during the production phase of a mine are deferred where this is the most appropriate basis for matching the costs against the related economic benefits as follows:

- Where stripping costs do not fluctuate significantly over the life of the mine, such costs are deferred as part of cost of inventory and are written off to the income statement in the following year, this being the period over which economic benefits related to the stripping activity are realised;

- Where stripping costs fluctuate significantly over the life of the mine, such costs are deferred based on the ratio obtained by dividing the tonnage (or volume, where applicable) of waste mined by the quantity of ore mined ("stripping ratio"). Stripping costs incurred in the period are deferred to the extent that the current period stripping ratio exceeds the life-of-mine ratio for the particular mine. Such stripping costs are included in 'mining assets' within property, plant and equipment and are amortised in subsequent periods to the extent that the period's stripping ratio falls below the life-of-mine ratio. The life-of-mine ratio is based on the mineable reserves of the mine.

Where, during the production phase, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to pre-production mine development, such stripping costs are considered in a manner consistent with stripping costs incurred during the development of the mine before the commercial production commences.

2.15. Provisions for close down and restoration costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Close down and restoration costs are provided for in the accounting period when the legal or constructive obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments and are subject to formal review at regular intervals.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost. Other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance sheet date. All other costs of continuous rehabilitation are charged to the income statement as incurred.

2.16. Financial instruments
Financial instruments recognised in the balance sheet include cash and cash equivalents, other investments, trade and other receivables, borrowings, derivatives, and trade and other payables.

Financial instruments are initially measured at fair value when the Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

Financial assets
Financial assets are classified into the following specified categories: "financial assets at fair value through profit or loss", "held-to-maturity investments", "available-for-sale financial assets" and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Financial assets are recognised at trade-date, the date on which the Group commits to purchase the asset. The Group does not hold any financial assets which meet the definition of "held-to-maturity investments".

Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included within non-current assets unless management intends to dispose of them within 12 months of the balance sheet date. Available-for-sale financial assets are initially measured at cost and subsequently carried at fair value. Changes to the fair value of available-for-sale financial assets are recognised in equity. When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as "gains and losses from investment securities".

Loans and receivables
Loans and receivables that have fixed or determinable payments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Effective interest method
The effective interest rate method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at cost which is deemed to be fair value as they have a short-term maturity.

Trade receivables
Trade receivables are measured on initial recognition at fair value and are subsequently measured at amortised cost using the effective interest rate method. Impairment of trade receivables is established when there is objective evidence as a result of a loss event that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

Other investments
Listed investments and unlisted equity investments, other than investments in subsidiaries, joint ventures and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in equity in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects.

The exchangeable bonds, after separation of the embedded options, are recognised at fair value which is determined as the net proceeds received from the issuance of the bonds less transaction costs and premiums received or paid for the embedded options. The bonds are subsequently measured on an amortised cost basis, using the effective interest rate valuation method until redemption or maturity of the bonds.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments
In accordance with IAS 39 the fair value of all derivatives are separately recorded on the balance sheet. Derivatives embedded in other financial instruments or non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host-contract and the host contract is not carried at fair value.

Embedded derivatives are recognised at fair value at inception. Any change to the fair value of the embedded derivatives is recognised in operatingprofit within the income statement. Embedded derivatives which are settled net are disclosed in line with the maturity of their host contracts.

The fair value of embedded derivatives is determined by using market prices where available. In other cases, fair value will be calculated using quotations from independent financial institutions, or by using appropriate valuation techniques.

Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued are recorded at the proceeds received, net of direct issue cost.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed.

2.17. Provisions
Provisions are recognised when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

2.18. Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Net realisable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to

completion. Cost is determined on the following bases:

- Gold in process is valued at the average total production cost at the relevant stage of production;
- Gold on hand is valued on an average total production cost method;
- Ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
- Consumable stores are valued at average cost; and
- Heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge relating to production is included in the cost of inventory.

As described in note 2.14, deferred stripping costs are included in inventories where appropriate.

2.19. Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.20. Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue derived from goods and services comprises the fair value of the sale of goods and services to third parties, net of value added tax, rebates and discounts. The following criteria must also be present:

- The sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- Revenue derived from services is recognised in the accounting period in which the services are rendered;
- Revenue from bulk sample sales made during the exploration or development phases of operations is recognised as a sale in the income statement;
- Dividends are recognised when the right to receive payment is established; and
- Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

2.21. Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of acquisition, construction or development of qualifying assets, which are mining projects under development that necessarily take a substantial period of time to get prepared for their intended use. Such borrowing costs are capitalised and added to mine development costs of the mining project when the decision is made to proceed with the development of the project and until such time when the project is substantially ready for its intended use, which is when commercial production is ready to commence.

To the extent that funds are borrowed to finance a specific mining project, borrowing costs capitalized represent the actual borrowing costs incurred. To the extent that funds are borrowed for the general purpose, borrowing costs capitalized are determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capital expenditure incurred to develop the relevant mining project during the period.

2.22. Taxation

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. Temporary differences are the difference between the carrying value of an asset or liability and its tax base. The main exceptions to this principle are as follows:

- Tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where the Company is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
- Deferred tax is not provided on the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset or on the inception of finance lease; and
- Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax is provided in respect of fair value adjustments on acquisitions. These adjustments may relate to assets such as mining rights that, in general, are not eligible for income tax allowances. In such cases, the provision for deferred tax is based on the difference between the carrying value of the asset and its nil income tax base.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised using tax rates that have been enacted, or substantively enacted. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt within equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.23. Share-based payments

The Group has a number of equity-settled share-based payment arrangements in place, details of which are set out in note 32.

Equity-settled share-based payment awards are measured at fair value at the grant date. The fair values determined at the grant date are recognised as an expense on a straight-line basis over the expected vesting period with a corresponding adjustment to the share-based payments reserve within the equity.

The fair values of equity-settled share-based payment awards are determined at the dates of grant using a Black Scholes model for those awards vesting based on operating performance conditions and Monte Carlo model for those awards vesting based on market related performance conditions.

The estimate of the number of the awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. The impact of the revision of the original estimates, if any, is recognised in income statement so that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve within the equity.

2.24. Employee Benefit Trust

Certain Ordinary Shares underlying the share-based payment awards granted are held by the Employee Benefit Trust. Details of employee

benefit trust arrangements are set out in note 32. The carrying value of shares held by the employee benefit trust are recorded as treasury shares, shown as a deduction to shareholders' equity.

3. Judgements in applying accounting policies and key sources of estimation uncertainty

When preparing the consolidated financial statements in accordance with the accounting policies as set out in note 2, management necessarily makes judgements and estimates that can have a significant impact on the financial statements. These judgements and estimates are based on management's best knowledge of the relevant facts and circumstances and previous experience. Actual results may differ from these estimates under different assumptions and conditions.

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are set out below.

3.1 Ore reserve estimates
The Group estimates its ore reserves and mineral resources based on the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC Code). The JORC Code requires the use of reasonable investment assumptions when reporting reserves, including future production estimates, expected future commodity prices and production cash costs.

Ore reserve estimates are used in the calculation of depreciation of mining assets using a units of production method, impairment charges and for forecasting the timing of the payment of close down and restoration costs. Also, for the purpose of impairment review and the assessment of life of mine for forecasting the timing of the payment of close down and restoration costs, the Group may take into account mineral resources in addition to ore reserves where there is a high degree of confidence that such resources will be extracted.

Ore reserve estimates may change from period to period as additional geological data becomes available during the course of operations or economic assumptions used to estimate reserves change. Such changes in estimated reserves may affect the Group's financial results and financial position in a number of ways, including the following:

- Asset carrying values due to changes in estimated future cash flows;
- Depreciation chargedin the income statement where such charges are determined by using a units of production method or where the useful economic lives of assets are determined with reference to the life of the mine;
- Provisions for close down and restoration costs where changes in estimated reserves affect expectations about the timing of the payment of such costs;
- Carrying value of deferred tax assets and liabilities where changes in estimated reserves affect the carrying value of the relevant assets and liabilities.

Change in ore reserve estimates
Prior to 1 January 2009, the Group estimated its ore reserves and mineral resources based on the Russian Reserves and Resources Classification System, being the reporting system under which it is legally required to operate in the Russian Federation and which was approved by the State Committee of Reserves (GKZ) in 1965 (amended in 1981 and 2008).

Ore reserves represented A, B, C1 and C2 category reserves, estimated according to the Russian Reserves and Resources Classification System. The Russian Reserves and Resources Classification System is based primarily on the degree of geological knowledge and the technical ability to extract a mineral reserve. Although economic considerations form a part of the justification for A, B, C1 and C2 category reserves, the system does not take into account the economic viability of extraction in the same way as the Joint Ore Reserves Committee ("JORC") Code does.

If the Group continued using the Russian Reserves and Resources Classification System to estimate its ore reserves and life of the mine, depreciation charged in the income statement where such charges are determined by using a units of production method would have been US$3.8 million lower (note 6).

3.2 Exploration and evaluation costs
The Group's accounting policy for exploration and evaluation expenditure results in exploration and evaluation expenditure being capitalised for those projects where such expenditure is considered likely to be recoverable through future extraction activity or sale or where the exploration activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether the Group will proceed with development based on existence of reserves or whether an economically viable extraction operation can be established. Such estimates and assumptions may change from period to period as new information becomes available. If, subsequent to the exploration and evaluation expenditure capitalised, a judgement is made that recovery of the expenditure is unlikely or the project is to be abandoned, the relevant capitalised amount will be written off to the income statement.

3.3 Impairment
The Group reviews at least annually the carrying values of its tangible and intangible assets and goodwill to determine whether there is any indication that those assets are impaired.

In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash generating unit (CGU). Goodwill acquired through business combinations is allocated to CGU or groups of CGUs that are expected to benefit from the related business combination. The recoverable amount of an asset, or CGU, is measured as the higher of fair value less costs to sell and value in use.

Management necessarily apply their judgment in allocating assets to CGUs, in estimating the profitability, timing and value of underlying cash flows and in selecting appropriate discount rates to be applied within the value in use calculation. Subsequent changes to CGU allocation or estimates and assumptions in the value in use calculation could impact the carrying value of the respective assets.

3.4 Close down and restoration costs
Costs associated with restoration and rehabilitation of mining sites are typical for extractive industries and are normally incurred at the end of the life of the mine. Provision is recognised for each mining site for such costs discounted to their net present value, as soon as the obligation to incur such costs arises. The costs are estimated on the basis of the scope of site restoration and rehabilitation activity in accordance with the mine closure plan and represent management's best estimate of the expenditure that will be incurred. Estimates are reviewed annually as new information becomes available.

The initial provision for close down and restoration costs together with other movements in the provision, including those resulting from updated cost estimates, changes to the estimated lives of the mines, and revisions to discount rates are capitalised within "mine development costs" or "mining assets" of property, plant and equipment. Capitalised costs are depreciated over the live of the mine they relate to and the provision is increased each period via unwinding the discount on the provision. Changes to the estimated future costs are recognised in the balance sheet by adjusting both the asset and the provision.

The actual costs may be different from those estimated due to changes in relevant laws and regulations, changes in prices as well as changes to the restoration techniques. The actual timing of cash outflows may be also different from those estimated due to changes in the life of the mine as a result of changes in ore reserves or processing levels. As a result, there could be significant adjustments to the provision for close down and restoration costs established which would affect future financial results.

3.5 Tax provisions and tax legislation
The Group is subject to income tax in the UK, Russian Federation and Cyprus. Assessing the outcome of uncertain tax positions requires judgements to be made. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due, such estimates are based on the status of ongoing discussions with the relevant tax authorities and advice from independent tax advisers.

Russian tax and currency control legislation is subject to varying interpretations. Fines and penalties for any errors and omissions could be significant. The Directors believe that there have been no material breaches of Russian tax regulations and that these financial statements

contain all necessary provisions in respect of the Group's tax liabilities in Russia.

3.6 Recognition of deferred tax assets
Deferred tax assets, including those arising from tax losses carried forward for the future tax periods, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered. The likelihood of such recoverability is dependent on the generation of sufficient future taxable profits which relevant deferred tax asset can be utilised to offset.

Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty and there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, the carrying amount of recognised deferred tax assets may require adjustment, resulting in a corresponding charge or credit to the income statement.

4. Segmental information

Business segments

The Group has five reportable segments under IFRS 8:

- Precious metals segment, comprising gold operations at different stages, from field exploration through to mine development and gold production. The Gold segment includes the Group's principal mines (Pokrovskiy and Pioneer), the Group's alluvial operations, the Group's operations under Omchak and Odolgo joint venture arrangements as well as various gold projects at the exploration and development stages.
- Non-precious metals segment, comprising iron ore projects. The Iron segment includes the Kuranakh project, the K&S project, the Garinskoye project and the Bolshoy Seym project as well as the Kostenginskoye and Garinskoye Flanks projects.
- Exploration, comprising in-house geological exploration expertise performed by the Group's exploration companies Regis and Dalgeologiya.
- Construction and Engineering segment, comprising in-house construction and engineering expertise. The Construction and Engineering segment includes construction performed by the Group's specialist construction company Kapstroi and the engineering and scientific operations represented by PHM Engineering, Irgiredmet and Giproruda.
- The Other segment primarily includes procurement of materials such as reagents and consumables and equipment for third parties undertaken by Irgiredmet, the Group's interest in joint venture arrangements for design and development of a titanium sponge production plant in China, the Group's interest in joint venture arrangements for production of vanadium penoxides and related products in China as well as various other projects.

The Group has changed the composition of its reportable segments from 1 January 2009, following the adoption of IFRS 8, as well as following the acquisition of Aricom plc on 22 April 2009.

The key changes in the basis of segmentation from the financial statements for the year ended 31 December 2008 are set out below:

- Projects at the exploration stage have been moved from the 'Exploration and Evaluation' segment reported in the financial statements for the year ended 31 December 2008 into the 'Gold' segment. This change primarily affected segmental assets, namely, exploration and evaluation expenditure capitalised and shown within the intangible assets category.
- Construction and engineering in-house expertise, which has been identified as a separate segment under IFRS 8, was included in the 'Construction and other services' segment reported in the financial statements for the year ended 31 December 2008.
- The acquisition of Aricom plc has resulted in a new reportable segment 'Non-precious metals'.

Segment information

Segment information about the Group's reportable segments is presented below. Amounts reported for the prior year have been restated to conform with the requirements of IFRS 8.

2009

	Precious metals US$'000	Non-precious metals US$'000	Exploration US$'000	Construction and Engineering US$'000	Other US$'000	Consolidated US$' 000
Revenue						
Gold sales	426,956	-	-	-	-	426,956
Silver sales	2,856	-	-	-	-	2,856
Other external sales	802	-	2,508	20,245	18,964	42,519
Total Group revenue from external customers	**430,614**	**-**	**2,508**	**20,245**	**18,964**	**472,331**
Inter-segment sales	274	-	24,941	85,862	31,764	142,841
Net operating expenses	(181,461)	(6,456)	(5,800)	(22,455)	(25,050)	**(241,222)**
including						
Depreciation and amortisation	(32,156)	(867)	(2,834)	(3,193)	(1,472)	**(40,522)**
Impairment	(4,243)	-	-	-	-	**(4,243)**
Share of results in joint ventures	2,470	-	-	-	253	**2,723**
Segment result	**251,623**	**(6,456)**	**(3,292)**	**(2,210)**	**(5,833)**	**233,832**
Central administration						(54,063)
Foreign exchange losses						(5,905)
Operating profit						**173,864**
Fair value change on derivatives						(819)
Financial income						31,480
Financial expenses						(7,140)
Taxation						(52,601)
Profit for the period						**144,784**
Segment Assets	808,100	432,512	15,885	74,129	**123,157**	**1,453,783**
Segment Liabilities	(31,717)	(9,768)	(3,238)	(11,059)	**(23,453)**	**(79,235)**
Goodwill[(a)]						**21,675**
Deferred tax - net						**(88,260)**
Derivative financial instruments - net						**96**
Unallocated cash						**56,677**
Loans given						**30,574**
Borrowings						**(95,546)**
Net Assets						**1,299,764**
Other segment information						
Additions to non-current assets:						
Exploration and evaluation expenditure capitalised within intangible assets	11,694	36	-	302	**465**	**12,497**
Other additions to intangible assets	56	-	-	-	**107**	**163**
Capital expenditure	180,661	61,239	804	4,885	**2,854**	**250,443**
Other items capitalised	17,063					**17,063**

Average number of employees	3,510	567	880	1,750	**1,059**	**7,766**

(a) In making the assessment for impairment, goodwill is allocated to the group of cash generating units likely to benefit from acquisition-related synergies, altogether comprising the Precious Metals Segment (note 14)

2008

	Precious metals	Exploration	Construction and Engineering	Other	Consolidated
	US$'000	US$'000	US$'000	US$'000	US$' 000
Revenue					
Gold sales	288,029	-	-	-	288,029
Silver sales	383	-	-	-	383
Other external sales	2,368	6,027	50,418	34,463	93,276
Total Group revenue from external customers	**290,780**	**6,027**	**50,418**	**34,463**	**381,688**
Inter-segment sales	261	30,184	38,181	22,534	91,160
Net operating expenses	(145,065)	(8,759)	(50,007)	(31,241)	(235,072)
including					
Depreciation and amortisation	(16,782)	(2,384)	(1,918)	(1,202)	(22,286)
Impairment	(3,240)	-	-	-	(3,240)
Share of results in joint ventures	(1,261)	-	-	-	(1,261)
Segment result	**144,454**	**(2,732)**	**411**	**3,222**	**145,355**
Central administration					(36,054)
Foreign exchange losses					(25,013)
Operating profit					**84,288**
Fair value change on derivatives					(18,307)
Financial income					7,709
Financial expenses					(33,302)
Taxation					(17,643)
Profit for the period					**22,745**

	Precious metals	Exploration	Construction and Engineering	Other	Consolidated
Segment Assets	618,675	20,119	51,692	76,990	767,476
Segment Liabilities	(21,578)	(2,162)	(8,153)	(16,133)	(48,026)
Goodwill(a)					21,675
Deferred tax - net					(15,523)
Derivative financial instruments - net					(40,601)
Unallocated cash					5,479
Loans given					25,570
Borrowings					(373,724)
Net Assets					342,326

Other segment information	Precious metals	Exploration	Construction and Engineering	Other	Consolidated
Additions to non-current assets:					
Exploration and evaluation expenditure capitalised within intangible assets	53,522	-	187	2,642	56,351
Other additions to intangible assets	364	-	1,723	-	2,087
Capital expenditure	86,268	5,914	10,228	1,330	103,740
Other items capitalised	3,407				3,407
Average number of employees	3,237	869	1,465	973	6,544

Entity wide disclosures

Revenue by geographical location (a)

	2009	2008
	US$'000	US$'000
Russia and CIS	433,126	272,821
UK	39,205	30,002
Rest of Europe	-	78,865
	472,331	**381,688**

(a) Based on the location to which the product is shipped or in which the services are provided

Non-current assets by location of asset (b)

	2009	2008
	US$'000	US$'000
Russia	1,200,090	615,887
China	31,619	-
	1,231,709	**615,887**

(b) Excluding financial instruments and deferred tax assets.

Information about major customers

During the years ended 31 December 2009 and 2008, the Group generated revenues from the sales of gold to a number of financial institutions, namely, to Russian banks for Russia domestic sales of gold and to foreign banks for sales of gold outside of Russia. Included in gold sales revenue for the year ended 31 December 2009 are revenues of US$356 million which arose from sales of gold to three banks that individually accounted for more than 10% of the Group's revenue (2008: US$231 million revenues from sales of gold to three banks that individually accounted for more than 10% of the Group's revenue). The proportion of Group revenue of each bank may vary from year to year depending on commercial terms agreed with each bank. Management consider there is no major customer concentration risk due to high liquidity inherent to gold as a commodity.

During the year ended 31 December 2008, the Group generated revenues of US$47 million to Aricom plc and its subsidiaries (note 30) which comprised 12% of the Group's revenue. On 22 April 2009, Aricom plc became a subsidiary of the Group and from that date the revenues have been eliminated on consolidation.

5. Revenue

	2009	2008
	US$'000	US$'000
Sales of goods	445,880	310,524
Rendering of services	24,263	68,965
Rental income	2,188	2,199
	472,331	381,688
Investment income	7,661	7,709
	479,992	**389,397**

6. Net operating expenses

	2009	2008
	US$'000	US$'000
Net operating expenses:		
Cost of sales (a)	195,220	198,495
Impairment charges	4,243	3,240
Administration expenses (b)	96,326	70,174
Foreign exchange losses	5,905	25,013
Other net operating income	(504)	(783)
	301,190	**296,139**

(a)

	2009	2008
	US$'000	US$'000
Cost of Sales:		
Staff costs	50,430	58,503
Fuel	15,944	19,508
Materials	43,131	52,773
Depreciation	27,587	13,472
Electricity	8,222	5,307
Royalties	24,353	17,410
Smelting and transportation costs	3,216	2,593
Selling and distribution	1,021	2,073
Movement in work in progress and bullion in process attributable to gold production	(7,290)	(14,014)
Other costs	15,004	23,794
Goods for resale	13,602	17,076
	195,220	**198,495**

(b)

	2009	2008
	US$'000	US$'000
Administration expenses:		
Staff costs	38,112	22,136
Depreciation	12,936	8,812
Professional fees	6,059	6,633
Bank charges	1,084	1,562
Insurance	3,175	1,788
Office rent	3,907	2,011
Travel and entertainment	5,332	3,902
Office cost	2,086	1,335
Allowance for bad debts	1,510	957
Other	17,631	17,129
	91,832	**66,265**
Costs incurred in relation to the admission to the main board of London Stock Exchange	4,494	3,909
	96,326	**70,174**

7. Auditors' remuneration

The Group, including its overseas subsidiaries, obtained the following services from the Company's auditors and its associates:

	2009	2008[a]
	US$'000	US$'000
Fees payable to the Company's auditor for the annual audit of the parent company and consolidated financial statements	363	475
Fees payable to the Company's auditor and its associates:		
For the audit of the Company's subsidiaries as part of the audit of the consolidated financial statements	331	-
For the audit of subsidiary statutory accounts pursuant to legislation	167	25
Total audit fees	**861**	**500**

Tax services	10	-
Fees for reporting accountants services	-	636
Other services pursuant to legislation - interim review fee	97	60
Accounting advice	39	-
Transaction based corporate finance services	-[b]	456
Offer assistance in preparation for listing	-	449
Other services	33	-
Total non-audit fees	**179**	**1,601**

[a] The fees disclosed for the year ended 31 December 2008 were paid to the Company's previous auditors Moore Stephens LLP

[b] Prior to their appointment as auditors, fees of US$269,000 were paid to Deloitte for transaction based corporate finance services that were provided as part of the Group's admission to the main board of London Stock Exchange.

8. Staff costs

		2009 US$'000	2008 US$'000
Wages and salaries		73,630	68,717
Social security costs		11,756	11,895
Pension costs		223	27
Share-based compensation		2,933	-
		88,542	**80,639**
Average number of employees	4	7,766	6,544

9. Financial income

	Note	2009 US$'000	2008 US$'000
Interest income		7,661	7,709
Gain on redemption of exchangeable bonds	23	23,716	-
Other finance income		103	-
		31,480	**7,709**

10. Financial expenses

	2009 US$'000	2008 US$'000
Interest on bank and other loans	6,142	5,466
Interest on exchangeable bonds	6,048	16,606
Interest on convertible bonds	9,317	10,994
	21,507	33,066
Interest capitalised	(14,749)	-
Unwinding of discount on environmental obligation	382	236
Total	**7,140**	**33,302**

11. Taxation

	Note	2009 US$'000	2008 US$'000
Current tax			
UK current tax		(470)	(917)
Russian current tax		39,627	19,974
		39,157	19,057
Deferred tax			
Reversal and origination of timing differences	25	13,444	(1,414)
Total tax charge		**52,601**	**17,643**

The charge for the year can be reconciled to the profit per the income statement as follows:

	2009 US$'000	2008 US$'000
Profit before tax	197,385	40,388
Tax at the UK corporation tax rate of 28% (2008: 28.5%)[a]	55,268	11,510
Effect of different tax rates of subsidiaries operating in other jurisdictions	(11,380)	(4,517)
Tax effect of share of results of joint ventures	(763)	481
Tax effect of expenses that are not deductible for tax purposes	9,106	3,772
Tax effect of tax losses for which no deferred income tax asset was recognised	7,395	-
Income not subject to tax	(3,731)	-
Utilisation of previously unrecognised tax losses	(6,409)	-
Re-measurement of deferred tax - change in Russia corporation tax rate[b]	-	(6,306)
Adjustments in respect of prior years	77	740
Foreign exchange movements in respect of deductible temporary differences	3,038	11,963
Tax expense for the period	**52,601**	**17,643**

[a] The corporation tax rate in the United Kingdom changed from 30% to 28% effective 1 April 2008

[b] The corporation tax rate in Russia changed from 24% to 20% effective 1 January 2009

12. Earnings per ordinary share

	2009 US$'000	2008 US$'000
Profit for the period attributable to equity holders of Petropavlovsk PLC	143,194	22,002
Interest expense on convertible bonds, net of tax	6,708	- [a]
Profit used to determine diluted earnings per share	149,902	22,002

	No of shares	No of shares
Weighted average number of Ordinary Shares	146,701,446	81,155,052
Adjustments for dilutive potential Ordinary Shares:		
- assumed conversion of convertible bonds	9,926,580	- [a]
- grant of share options in exchange for share options previously granted to the Directors of Aricom plc	42,049	-
Weighted average number of Ordinary Shares for diluted earnings per share	156,670,075	81,155,052

[a] Convertible bonds which could potentially dilute basic earnings per ordinary share were not included in the calculation of diluted earnings per share because they were anti-dilutive for the year ended 31 December 2008.

	US$	US$
Basic earnings per ordinary share	0.98	0.27
Diluted earnings per ordinary share	0.96	0.27

As at 31 December 2009, the Group had a potentially dilutive option issued to IFC to subscribe for 1,067,273 Ordinary Shares (31 December 2008: nil) and 8,312,463 (31 December 2008: nil) potentially dilutive warrants which were anti-dilutive for the year ended 31 December 2009 and were not included in the calculation of diluted earnings per share.

13. Dividends

	2009[a] US$'000	2008 US$'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2007 of 7.5 pence per share [b]	-	12,166
Interim dividend for the year ended 31 December 2008 of 7.5 pence per share[b]	-	10,828
	-	22,994

[a] Information on dividends declared subsequent to 31 December 2009 is set out in note 38.

[b] US dollar equivalent of dividend payment has been arrived at by translating sterling amounts paid into US dollars at the date of payment.

14. Goodwill

	2009 US$'000	2008 US$'000
Cost		
At 1 January	22,161	16,304
Goodwill arising on acquisition of PRP Stancii	-	5,430
Goodwill arising on acquisition of ZAO PHM Engineering	-	427
At 31 December	22,161	22,161
Accumulated impairment losses		
At 1 January	(486)	(486)
Impairment loss	-	-
At 31 December	(486)	(486)
Carrying amount at 31 December	**21,675**	**21,675**

Goodwill primarily relates to the Group's investment in Irgiredmet and PRP Stancii.

On the acquisition of Irgiredmet, management determined that cash generating units likely to benefit from acquisition-related synergies are the individual mining projects, which reside in the precious metals and exploration segments. Goodwill recognised on acquisition of Irgiredmet in the amount of US$16 million has been allocated for impairment testing purposes in equal parts between the two groups of cash generating units, being precious metals segment and exploration segment.

Goodwill recognised on acquisition of PRP Stancii in the amount of US$5 million has been allocated to the group of cash generating units likely to benefit from acquisition-related synergies, residing in the precious metals segment.

The recoverable amount of cash generating units is determined based on value-in-use calculations. These calculations correspond to the present value of estimated future net cash flows based on ten year budget and business plan approved by management. Management determined budgeted cash flows based on expected production profile of the existing mining projects using a discount rate of 11.5%, being an estimate of the Group's after tax nominal weighted average cost of capital.

The Group tests goodwill annually for impairment or more frequently if there are indicators that goodwill might be impaired.

Based on the impairment tests carried out at 31 December 2009 and 2008 no goodwill impairment was indicated for Irgiredmet and PRP Stancii.

15. Intangible assets

	Malomir	Albyn	Tokur	Yamal deposits	Flanks of Pokrovskiy	Kostenginskoye	Others[a]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1 January 2009	**41,308**	**10,390**	**61,549**	**62,973**	**21,635**	**-**	**27,591**	**225,446**
Additions	-	1,040	24	4,545	176	36	6,839	**12,660**
Assets acquired through business combination with Aricom plc (note 31)	-	-	-	-	-	27,381	610	**27,991**
Assets acquired through other business combinations (note 31)	-	-	-	-	-	-	845	**845**
Impairment	-	-	(2,702)[b]	(1,506)[c]	-	-	(35)	**(4,243)**
Transfer to mine development costs	(40,172)	(11,430)	(58,871)	(40,564)	-	-	-	**(151,037)**
Transfer to mining assets	-	-	-	-	(7,521)	-	-	**(7,521)**
Reallocation	(1,136)	-	-	-	1,136	-	-	-
Disposal	-	-	-	-	-	-	(112)	**(112)**
At 31 December 2009	**-**	**-**	**-**	**25,448**	**15,426**	**27,417**	**35,738**	**104,029**

[a] Represent amounts capitalised in respect of a number of projects in the Amur and Buryatia regions.

[b] Following the expiration of the licence to explore the flanks of Tokur deposit and decision to abandon exploration, associated exploration and evaluation costs previously capitalised were written off.

[c] Following the decision to abandon exploration of Yarshor-Laptoyeganskaya zone of the Yamal deposits, associated exploration and evaluation costs previously capitalised were written off.

	Malomir	Albyn	Tokur	Yamal deposits	Flanks of Pokrovskiy	Others[a]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1 January 2008	25,483	3,385	58,437	48,641	19,931	14,905	170,782
Additions	15,825	7,005	435	14,661	7,621	12,891	58,438
Impairment	-	-	-	-	(3,240)[d]	-	(3,240)
Transfer to mine development costs	-	-	-	-	-	(205)	(205)
Reallocation	-	-	2,677	-	(2,677)	-	-
Disposals	-	-	-	(329)	-	-	(329)
At 31 December 2008	**41,308**	**10,390**	**61,549**	**62,973**	**21,635**	**27,591**	**225,446**

[d] Following the decision to abandon the licence to explore Voroshilovskoye deposit, associated exploration and evaluation costs previously capitalised were written off.

16. Property, plant and equipment

	Mine development costs	Mining assets	Non-mining assets	Capital construction in progress	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Cost					
At 1 January 2008	66,281	152,039	80,221	13,046	311,587
Additions	20,708	31,098	16,357	35,577	103,740
Acquired through business combinations	-	2,927	1,536	154	4,617
Close down and restoration costs capitalized (note 26)	-	3,407	-	-	3,407
Transfers from intangible assets	-	205	-	-	205
Transfers from capital construction in progress	-	14,778	9,423	(24,201)	-
Transfer from mine development costs	(73,209)	73,209	-	-	-
Disposals	-	(3,213)	(2,866)	(247)	(6,326)
Reallocation	(12,596)	(16,314)	16,314	12,596	-
At 31 December 2008	**1,184**	**258,136**	**120,985**	**36,925**	**417,230**
Additions	102,981	45,186	10,857	91,419	250,443
Acquired through business combination with Aricom plc (note 31)	303,431	-	29,318	10,346	343,095
Close down and restoration costs capitalized (note 26)	2,142	172	-	-	2,314
Interest capitalized (note 10)	14,749	-	-	-	14,749
Transfers from intangible assets	151,037	7,521	-	-	158,558
Transfers from capital construction in progress	(3,416)	63,518	20,686	(80,788)	-
Reallocation	11,333	6,117	(10,653)	(6,797)	-
Disposals	(81)	(444)	(1,859)	(1,768)	(4,152)
Exchange difference	-	-	(176)	-	(176)
At 31 December 2009	**583,360**	**380,206**	**169,158**	**49,337**	**1,182,061**
Accumulated depreciation and impairment					
At 1 January 2008	-	42,401	11,385	-	53,786
Charge for the period	-	13,474	9,755	-	23,229
Disposals	-	(1,324)	(722)	-	(2,046)
Reallocations	-	(98)	98	-	-
At 31 December 2008	**-**	**54,453**	**20,516**	**-**	**74,969**
Charge for the period	935	27,324	14,543	-	**42,802**
Disposals	(4)	(324)	(927)	-	**(1,255)**
Reallocation	585	210	(795)	-	-
Exchange difference	-	-	55	-	**55**
At 31 December 2009	**1,516**	**81,663**	**33,392**	**-**	**116,571**
Net book value					
At 31 December 2009	**581,844**	**298,543**	**135,766**	**49,337**	**1,065,490**
At 1 January 2009	**1,184**	**203,683**	**100,469**	**36,925**	**342,261**

Property, plant and equipment with a net book value of US$75.6 million (31 December 2008: US$49.8 million) have been pledged to secure borrowings of the Group. The Group is not allowed to pledge these assets as security for other borrowings or sell them to another entity.

Additions to Mine development costs include deferred stripping costs of US$6 million, related to Kuranakh iron ore deposit.

17. Interests in joint ventures

The Group has various interests in jointly controlled entities as set out in note 40. These interests are accounted for in accordance with accounting policies set out in note 2.7.

	2009 US$' 000	2008 US$'000
At 1 January	7,427	8,635
Acquired as part of business combination with Aricom plc[a] (note 31)	20,077	-
Acquired on incorporation[b]	2,021	-
Share of joint ventures' profit/ (loss)	2,723	(1,261)
Unrealised (gain)/loss	(350)	53
Foreign currency exchange differences	(12)	
At 31 December	**31,886**	7,427

[a] In accordance with the terms of the joint venture agreement between Aricom and Chinalco to establish a Chinese Titanium JV project, Heilongjiang Jiatai Titanium Co. Limited, signed and approved by the Chinese Ministry of Commerce on 12 August 2008, the Group holds 65% of the joint venture and 35% is held by Chinalco, with the parties exercising joint control. The first tranche of US$20.8 million was paid by Aricom in September 2008. The remaining tranches to be contributed by the Group comprise a US Dollar equivalent of US$48.7 million as at 31 December 2009 and are expected to be made in 2010.

[b] On 19 February 2009, the Group signed the agreement with Heilongjiang Jianlong Steel Company Limited (China) and Kuranakii Investment Co. Limited (HK) to establish a Chinese Vanadium JV project, Heilongjiang Jianlong Vanadium Industries Co. Limited. The Group holds 46% of the joint venture and the remaining 49% and 5% are held by Heilongjiang Jianlong Steel Company and Kuranakii Investment Co. respectively, with the parties exercising joint control. The first tranche in the US Dollar equivalent of US$2 million has been paid by the Group in November 2009. The remaining tranches to be contributed by the Group comprise a US Dollar equivalent of US$4.7 million as at 31 December 2009 and are to be made in 2010.

The summary of the financial information of the Group's jointly controlled entities is set out below.

	Omchak Joint Venture US$'000	Odolgo Joint Venture US$'000	Titanium Joint Venture US$'000	Vanadium Joint Venture US$'000	Total 2009 US$'000	Total 2008 US$'000
Share of joint ventures' assets and liabilities:						
Non-current assets	10,712	5,871	14,736	-	**31,319**	13,617
Current assets	12,315	962	7,973	2,021	**23,271**	15,078
	23,027	6,833	22,709	2,021	**54,590**	28,695
Current liabilities	(8,834)	(551)	(2,393)	-	**(11,778)**	(12,862)
Non-current liabilities and provisions	(822)	(7,767)	-	-	**(8,589)**	(6,824)
	(9,656)	(8,318)	(2,393)	-	**(20,367)**	(19,686)
Non-controlling interest	(2,337)	-	-	-	**(2,337)**	(1,582)
The Group's share of net assets	**11,034**	**(1,485)**	**20,316**	**2,021**	**31,886**	7,427
Share of joint ventures' revenue and expenses:						
Sales revenue	29,421	1,964	-	-	**31,385**	22,204
Net operating expenses	(26,500)	(2,581)	206	-	**(28,875)**	(23,945)
Operating profit/(loss)	2,921	(617)	206	-	**2,510**	(1,741)
Financial income	2,331	551	48	-	**2,930**	2,610
Financial expenses	(1,114)	(7)	-	-	**(1,121)**	(1,155)
Taxation	(802)	(28)	-	-	**(830)**	(481)
Non-controlling interest	(766)	-	-	-	**(766)**	(494)
The Group's share of profit/(loss) for the year	**2,570**	**(101)**	**254**	-	**2,723**	(1,261)

18. Available-for-sale investments

	Note	2009 US$'000	2008 US$'000
Listed securities:			
Rusoro Mining Limited[a]		2,584	-
Unlisted securities[b]:			
Solovyevskiy Priisk		939	940
Verkhnetisskaya GRK	31	-	12
Other		20	20
Total		**3,543**	972

[a] In March 2009, the Group acquired 6,166,666 new shares in Rusoro Mining Limited ("Rusoro") as part of an equity placing by Rusoro for consideration of US$3 million. The Group's stake in the share capital of Rusoro as enlarged by the placing is c.1.1%. The investment in Rusoro is recorded at fair value which is determined with reference to the market price of the shares quoted on the stock exchange.

[b] The value of these investments are recorded at cost as, in the opinion of the Directors, fair values cannot be reliably measured as there are no active markets with quoted market prices.

19. Inventories

	2009 US$'000	2008 US$'000
Current		
Construction materials	11,181	14,313
Stores and spares	44,619	30,387

Work in progress	34,726	15,960
Deferred stripping costs	8,724	7,476
Bullion in process	2,380	4,196
	101,630	**72,332**
Non-current		
Work in progress[a]	8,628	19,078
	8,628	**19,078**

[a] Non-current inventories comprise long-term ore stockpiles that are not planned to be processed within one year.

20. Trade and other receivables

	2009	2008
	US$'000	US$'000
Current		
VAT recoverable	43,624	24,073
Prepayments for property, plant and equipment	41,635	33,030
Advances to suppliers	14,187	5,881
Trade receivables [a]	3,779	3,857
Loan to Omchak Joint Venture	3,151	3,046
Exchangeable loan to Rusoro [c]	17,863	-
Loan to Uralmining	760	-
Other loans receivable	709	2,734
Advances paid on resale and commission contracts [b]	785	4,243
Interest accrued	467	408
Other debtors	13,545	7,503
	140,505	**84,775**
Non-current		
Loan to Odolgo Joint Venture	7,789	6,089
Exchangeable loan to Rusoro [c]	-	13,701
Other loans receivable	302	-
Other assets	765	-
	8,856	**19,790**

[a] Amounts included in trade receivables at 31 December 2009 and 31 December 2008 relate mostly to services performed by the Group's subsidiary, Irgiredmet. Trade receivables are due for settlement between one and six months. All outstanding trade receivables at period end are not past due and are considered recoverable.

[b] Amounts included in advances paid on resale and commission contracts at 31 December 2009 and 31 December 2008 relate to services performed by the Group's subsidiary, Irgiredmet, in its activity to procure materials such as reagents, consumables and equipment for third parties.

[c] On 10 June 2008, the Company participated in an US$80 million senior secured exchangeable loan (the "Exchangeable Loan") to Venezuela Holdings (BVI) Limited, a wholly owned subsidiary of Rusoro Mining Limited ("Rusoro"). The Company subscribed for US$20 million of the Exchangeable Loan and the remainder of the funds were provided by other parties (the "Lenders"). The Exchangeable Loan carries an interest rate of 10% per-annum payable semi-annually in arrears and is exchangeable into Rusoro shares at C$1.25 (the "Rusoro Embedded Derivative"). The loan component is measured at amortised cost, whilst the Rusoro Embedded Derivative is separately fair valued (note 24).

There is no significant concentration of credit risk with respect to trade and other receivables. The Group has implemented policies that require appropriate credit checks on potential customers before granting credit. The Group has adopted a policy of only dealing with creditworthy counterparties. The Group's exposure and credit ratings of its counterparties are monitored by the Board of Directors. The maximum credit risk of such financial assets is represented by the carrying value of the asset.

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

21. Cash and cash equivalents

	2009	2008
	US$'000	US$'000
Cash at bank and in hand	18,607	22,792
Short-term bank deposits	57,344	3,652
Promissory notes and other liquid investments	516	-
	76,467	**26,444**

22. Trade and other payables

	2009	2008
	US$'000	US$'000
Trade payables	17,871	11,519
Advances from customers	2,487	1,772
Advances received on resale and commission contracts [a]	5,222	7,438
Accruals and other payables	38,799	21,413
	64,379	**42,142**

[a] Amounts included in advances paid on resale and commission contracts at 31 December 2009 and 31 December 2008 relate to services performed by the Group's subsidiary, Irgiredmet, in its activity to procure materials such as reagents, consumables and equipment for third parties.

The Directors consider that the carrying amount of trade and other payables approximates their fair value.

23. Borrowings

	2009	2008
	US$'000	US$'000
Borrowings at amortised cost		
Convertible bonds [a]	-	140,663

Exchangeable bonds [b]	-	162,863
Bank loans [c]	95,546	60,198
Other loans	-	10,000
	95,546	**373,724**
Amount due for settlement within 12 months	11,944	220,946
Amount due for settlement after 12 months	83,602	152,778
	95,546	**373,724**

(a) In August 2005, the Group issued US$140 million of convertible bonds due on 11 August 2010. The convertible bonds were issued at par by the Company's wholly owned subsidiary, Peter Hambro Mining Group Finance Limited, and were guaranteed by the Company. The convertible bonds carried a coupon rate of 7.125% payable semi-annually in arrears and could be converted into fully paid Ordinary Shares of the Company at the price of 724pence per share. If not converted or previously redeemed the convertible bonds would be redeemed at par on maturity.

The net proceeds received from the issue of the convertible bonds were split between the liability component and the equity component of US$1.6 million representing the fair value of the embedded option to convert the liability into equity of the Group. The liability component of the convertible bonds was measured at amortised cost. The interest charged for the year was calculated by applying an effective interest rate of 8.3% to the liability component. The fair value of the liability component of the convertible bonds at 31 December 2008 amounted to US$160.6 million, calculated using cash flows discounted at a rate based on the weighted average external borrowings rate of 12%.

Following satisfaction of the conditions precedent, in November 2009 the Group exercised its option to redeem all of the outstanding convertible bonds prior to their final maturity date. Bondholders holding a total of US$139.8 million of the nominal amount of the convertible bonds elected to convert their bonds into Ordinary Shares of the Company (note 27).

(b) On 19 October 2007, the Group issued US$180 million of bonds, exchangeable, at the discretion of the bond holder, into the cash equivalent of (in aggregate) 180,000 Troy ounces anytime from 19 October 2009 (the second anniversary of the issue date of the exchangeable bonds) until 30 September 2012 (20 days prior to the maturity of the exchangeable bonds). The exchangeable bonds were issued at par by the Company's wholly owned subsidiary, Peter Hambro Mining Group Finance Limited, and were guaranteed by the Company. The bonds carry a coupon rate of 7% per annum payable semi-annually in arrears.

The exchangeable bonds were measured at amortised cost and include embedded derivatives which are separately fair valued (note 24). The carrying value of the liability component of the exchangeable bonds approximated its fair value at 31 December 2008. The interest charged for the year was calculated by applying an effective interest rate of 10.56% to the liability component measured at amortised cost.

During the year ended 31 December 2009, the Group purchased a total of $127 million nominal amount of its 7% exchangeable bonds at an average price of US$95.00 plus accrued interest, a total of US$51.9 million nominal amount at an average price of US$109.00 plus accrued interest and a total of US$1.1 million nominal amount at an average price of US$104.00 plus accrued interest. The net gain on redemption of the exchangeable bonds of US$23.7 million recognised during the year as part of financial income was comprised of US$16.7 million excess of cash paid over the carrying amount of liability settled and US$40.4 million gain on unwinding of the embedded derivative financial liability upon redemption (notes 9, 24)

(c) On 10 July 2009, the Group entered into a US$60 million loan facility with Sberbank. The loan bears an annual interest of 9.5%, which has been reduced to 9% starting from 1 January 2010 and further down to 8% starting from 1 March 2010, and is repayable between August 2010 and November 2013.

On 16 December 2009, the Group entered into an up to US$150 million loan facility with US$120 million committed by ING Bank, Unicredit Bank and Raiffeisenbank at that time. The loan bears interest rate of LIBOR plus 6.3% and is repayable between December 2010 and December 2012. In January 2010, Société Générale and BNP joined the facility as lenders and the aggregated amount committed was increased to US$150 million (note 38).

As at 31 December 2009, the amounts undrawn under the loan facilities comprised US$80.2 million (2008: all loan facilities have been fully drawn down).

All bank loans outstanding as at 31 December 2009 are secured against certain items of property, plant and equipment of the Group (note 16). Bank loans outstanding as at 31 December 2008 included liabilities of US$46.8 million which were secured against certain items of property, plant and equipment of the Group (note 16).

The carrying value of the bank loans and other loans approximated their fair value at each period end.

The weighted average interest rate paid during the year ended 31 December 2009 was 8% (2008: 12%)

24. Derivative financial instruments

	2009 US$'000	2008 US$'000
Derivative financial assets - Rusoro Embedded Derivative [a]		
Fair value of the Rusoro Embedded Derivative at the beginning of the period and at inception	1,432	6,560
Fair value change	(1,338)	(5,128)
	94	**1,432**
Derivative financial assets - Rusoro Call Option [a]		
Fair value of the Call Option at the beginning of the period and at inception	443	1,780
Fair value change	(441)	(1,337)
	2	**443**
Total derivative financial assets	**96**	**1,875**
Derivative financial liabilities - Exchangeable Bonds Embedded Derivatives [b]		
Fair value of Gold Exchangeable Bonds Embedded Derivatives at the beginning of period	(41,400)	(30,634)
Fair value change	1,030	(10,766)
Reduction of the derivative financial liability upon redemption of exchangeable bonds (note 23)	40,370	-
	-	**(41,400)**
Derivative financial liabilities - Foreign Currency Forward Contract [c]		
Fair value of the foreign currency forward contract at the beginning of the period and at inception	(1,076)	-
Fair value change	(70)	(1,076)
Reduction of the derivative financial liability upon of settlement of the host contract	1,146	-
	-	**(1,076)**
Total derivative financial liabilities	**-**	**(42,476)**

(a) The derivative financial assets recognised at 31 December 2009 and 2008 relate to the Rusoro Embedded Derivative within the Exchangeable Loan and the Call Option.

Rusoro Embedded Derivative: The Exchangeable Loan issued to Rusoro on 10 June 2008 is exchangeable into Rusoro common shares at C$1.25, at any time from the 30th day after the Drawdown Date of the loan up to six days prior to the Repayment Date or up to the prepayment date in accordance with the loan agreement.

Call Option: On 10 June 2008, the Company entered into an option agreement with the other Lenders, the "Call Option", separate from the Exchangeable Loan, giving the Company the right to acquire from the other Lenders, at a price of C$2.20 per share, the Rusoro common shares which such other Lenders may receive upon exchange of their portion of the Exchangeable Loan. The Call Option may be exercised from the Drawdown Date to 3 June 2010 however may be shortened in the event that the Lenders exchange their portion of the Exchangeable Loan or if prepayment takes place.

(b) Embedded derivatives within the US$180 million Gold Equivalent Exchangeable Bonds represented a written option to the bond holders and a cap which is held by the Group.

Written Option: A written option for the bond holder to exchange their exchangeable bonds into cash equivalents at the time of exchange of (in aggregate) up to 180,000 Troy ounces of gold at any time from 19 October 2009 (the second anniversary of the issue date of the exchangeable bonds) until 30 September 2012 (20 days prior to the maturity of the exchangeable bonds).

Cap: The Group has the option to call the exchangeable bonds at par plus accrued interest after 19 October 2011 (the fourth anniversary of the issue date) provided that the London afternoon gold price fixing reaches a level of US$1,500 per Troy ounce, with investors retaining the right to convert within the call period up to the 15th day before the date fixed by the call for redemption.

During the year ended 31 December 2009, the Group purchased all the outstanding US$180 million Gold Equivalent Exchangeable Bonds (note 23).

(c) Forward contract to sell US$10 million at the agreed exchange rate between Russian Rouble and US Dollar on 22 April 2009.

The fair values of the derivative financial instruments are determined using appropriate valuation techniques based on market data.

25. Deferred taxation

	2009 US$'000	2008 US$'000
At 1 January	15,523	16,289
Deferred tax credited to income statement	13,444	(1,414)
Deferred tax arising on acquisition of subsidiaries (note 31)	59,423	648
Deferred tax charged to equity	(110)	-
Exchange differences	(20)	-
At 31 December	**88,260**	**15,523**
Deferred tax assets	9,318	17,057
Deferred tax liabilities	(97,578)	(32,580)
Net deferred tax liability	**(88,260)**	**(15,523)**

	At 1 January 2009 US$'000	Credited/ (charged) to the income statement US$'000	Credited/ (charged) directly to equity US$'000	Acquisition of subsidiary US$'000	Exchange differences US$'000	At 31 December 2009 US$'000
Property, plant and equipment	19,569	3,286	-	59,362	(35)	82,182
Inventory	6,560	1,820	-	(239)	(24)	8,117
Capitalised exploration and evaluation expenditure	(2,664)	(916)	-	-	-	(3,580)
Derivative financial instruments	(11,067)	11,428	-	-	-	361
Exchangeable bonds	4,251	(4,251)	-	-	-	-
Exchangeable loan to Venezuela Holdings (BVI) Limited	(1,735)	1,735	-	-	-	-
Fair value adjustments	10,680	(681)	-	-	-	9,999
Tax losses	(6,518)	(801)	-	-	-	(7,319)
Other temporary differences	(3,553)	1,824	(110)	300	39	(1,500)
Total	**15,523**	**13,444**	**(110)**	**59,423**	**(20)**	**88,260**

	At 1 January 2008 US$'000	Credited/ (charged) to the income statement US$'000	Acquisition of subsidiary US$'000	At 31 December 2008 US$'000
Property, plant and equipment	6,378	13,191	-	19,569
Inventory	3,660	2,900	-	6,560
Capitalised exploration and evaluation expenditure	(1,654)	(1,010)	-	(2,664)
Derivative financial instruments	(8,418)	(2,649)	-	(11,067)
Exchangeable bonds	5,030	(779)	-	4,251
Exchangeable loan to Venezuela Holdings (BVI) Limited	-	(1,735)	-	(1,735)
Fair value adjustments	12,905	(2,872)	647	10,680
Tax losses	-	(6,518)	-	(6,518)
Other temporary differences	(1,612)	(1,942)	1	(3,553)
Total	**16,289**	**(1,414)**	**648**	**15,523**

The Group did not recognise deferred income tax assets in respect of tax losses comprising US$102.7 million (2008: US$17.9 million) that can be carried forward against future taxable income. Tax losses of US$34.5 million can be carried forward indefinitely. Tax losses of US$68.2 million substantially expire between 2015 and 2019.

The Group did not recognise deferred income tax assets of US$34.5 million (2008: nil) in respect of temporary differences arising on certain

capitalised development costs.

The Group has not recorded a deferred tax liability in respect of withholding tax and other taxes that would be payable on the unremitted earnings associated with investments in its subsidiaries and associates and interests in joint ventures as the Group is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future. Unremitted earnings comprised in aggregate US$386.2 million (2008: US$217.5 million).

26. Provision for close down and restoration costs

	2009	2008
	US$'000	US$'000
At 1 January	5,246	1,603
Acquisition of Aricom (note 31)	646	-
Unwinding of discount	382	236
Foreign exchange movements	67	-
Change in estimates	2,314	3,407[(a)]
At 31 December	**8,655**	**5,246**

[(a)] Including provision for the close down and restoration costs for the Pioneer mine of US$2.4 million recognised following the Pioneer plant being put into operation in 2008.

The Group recognised provisions in relation to close down and restoration costs for the following mining sites:

	Pokrovskiy mine	Pioneer mine	Kuranakh
Provision recognised, US$' 000	3,017 (2008: 2,716)	2,648 (2008: 2,530)	2,990
Expected timing of the closure of a mining operation and the cash outflows	at least 7 years from 31 December 2009	at least 10 years from 31 December 2009	at least 12 years from 31 December 2009

Provision recognised represents the present value of estimated expenditure that will be incurred arrived at using the long term risk-free pre-tax cost of borrowing.

27. Share capital

	2009		2008	
	No of shares	US$'000	No of shares	US$'000
Authorised:				
Ordinary Shares of £0.01 each	350,000,000		120,000,000	
Allotted, called up and fully paid:				
At 1 January	81,155,052	1,311	81,155,052	1,311
Issued during the period	100,924,715	1,494	-	-
At 31 December	**182,079,767**	**2,805**	81,155,052	1,311

Details of the Ordinary Shares in issue at the commencement of the period, Ordinary Shares issued during the period, and Ordinary Shares in issue at the period-end are given in the table below.

Date	Description	No of shares
1 January 2009	Number of Ordinary Shares in issue at the commencement of the year	81,155,052
10 February 2009	Issue of Ordinary Shares of £0.01 each following a Placing	16,000,000
22 April 2009	Issue of Ordinary Shares of £0.01 each following the Aricom Scheme of Arrangement	73,928,433
19 October 2009	Issue of Ordinary Shares of £0.01 each following the exercise of options [(a)]	156,250
29 October 2009	Issue of Ordinary Shares of £0.01 each following the conversion of the convertible bonds[(b)]	7,753
18 November 2009 - 8 December 2009	Issue of Ordinary Shares of £0.01 each following the conversion of the convertible bonds[(c)]	10,832,279
31 December 2009	Number of Ordinary Shares in issue at the end of the year	182,079,767

[(a)] Options granted under the Share Option Scheme of Aricom plc to the Directors on 19 July 2006 which were exchanged for options over Ordinary Shares of the Company on the acquisition of Aricom plc.

[(b)] Converted at the option of the bondholders.

[(c)] Converted following the Group having exercised its option to redeem all the outstanding convertible bonds (note 23).

The Company has one class of Ordinary Shares which carry no right to fixed income.

Warrants in issue

On the acquisition of Aricom plc, the Company issued 8,312,463 warrants in consideration for the transfer of the Aricom warrants to the Company (note 31). Each warrant confers the right to subscribe for one ordinary share of Petropavlovsk PLC at an exercise price of US$17.72, determined by reference to the exchange rate of US$1.384 : £1 to the exercise price of £12.80 which is an equivalent of the exercise price of £0.80 per Aricom warrant, adjusted by the exchange ratio of one Petropavlovsk warrant for every 16 Aricom warrants. These warrants expire on 9 June 2010.

Issue of options

On the acquisition of Aricom plc, the Company issued an option to IFC to subscribe for 1,067,273 Ordinary Shares at an exercise price of £11.84 per share, subject to adjustments, in exchange of an option previously issued by Aricom plc (note 31). The option expires on 25 May 2015, subject to adjustments.

28. Own shares

	2009 US$'000	2008 US$'000
Balance at 1 January	-	-
Acquired during the year through business combination with Aricom plc	(14,003)	-
Balance at 31 December	**(14,003)**	-

Own shares represent 1,812,500 Ordinary Shares held by the Employee Benefit Trust ("EBT") to provide benefits to employees under the Long Term Incentive Plan (note 32).

29. Notes to the cash flow statement

(a) Reconciliation of profit before tax to operating cash flow

	2009 US$'000	2008 US$'000
Profit before tax	197,385	40,388
Adjusted for:		
Share of results in joint ventures	(2,723)	1,261
Fair value change on derivatives	819	18,307
Financial income	(31,480)	(7,709)
Financial expenses	7,140	33,302
Share-based payments	2,933	-
Depreciation	40,523	22,284
Impairment charges	4,243	3,240
Loss on disposals of property, plant and equipment	230	1,605
Exchange (gains)/ losses in respect of investment activity	(844)	2,838
Exchange losses in respect of cash and cash equivalents	306	3,560
Other non-cash items	520	(874)
Operating profit before working capital changes	**219,052**	**118,202**
Increase in trade and other receivables	(24,322)	(24,516)
Increase in inventories	(13,313)	(36,537)
Increase in trade and other payables	6,796	1,433
Net cash inflow from operating activities	**188,213**	**58,582**

(b) Major non-cash transactions

The principal non-cash transaction were the issue of shares, share options and warrants as consideration for the acquisition of Aricom plc (note 31) and conversion of convertible bonds into the Ordinary Shares of Petropavlovsk PLC (note 23).

30. Related parties

Related parties the Group entered into transactions with during the reporting period

Aricom plc ("Aricom") and its subsidiaries were considered to be related parties due to Mr Peter Hambro, Mr Jay Hambro and Dr Pavel Maslovskiy's shareholdings and directorships in those companies and in Petropavlovsk PLC. On 22 April 2009, Aricom plc became a subsidiary of the Group and hence ceased to be a related party requiring disclosure. The details of acquisition of Aricom plc are set out in note 31.

OJSC Asian-Pacific Bank ('Asian-Pacific Bank'), V.H.M.Y. Holdings Limited, OJSC M2M Private Bank ('M2M Private Bank') and OJSC Kamchatprombank ('Kamchatprombank') are considered related parties as Mr Peter Hambro and Dr Pavel Maslovskiy have an interest in these companies.

Expobank LLC was previously considered a related party as Mr Peter Hambro and Dr Pavel Maslovskiy had an interest in this company. From July 2008, Expobank LLC ceased to be a related party as at that time it was acquired by Barclays Bank PLC.

OJSC Apatit ('Apatit'), a subsidiary of OJSC PhosAgro ('PhosAgro'), is considered to be a related party due to PhosAgro's minority interest and significant influence in the Group's subsidiary Giproruda.

Omchak Joint Venture, Odolgo Joint Venture, Titanium Joint Venture and Vanadium Joint Venture are joint ventures of the Group and hence are related parties.

Uralmining is an associate of the Group and hence is a related party,

Transactions with related parties the Group entered into during the years ended 31 December 2009 and 2008 are set out below.

Trading Transactions

Related party transactions the Group entered into that relate to the day to day operation of the business are set out below.

	Sales to related parties		Purchases from related parties	
	2009 US$'000	2008 US$'000	**2009 US$'000**	2008 US$'000
Aricom and its subsidiaries [a]				
Construction and engineering services	7,327	39,753	1,062	-
Exploration services	97	1,306	25	-
Other	1,325	6,136	1,464	4,620
	8,749	47,195	**2,551**	4,620
Expobank				
Sales of gold and silver	-	19,056	-	-
Sales and purchases of gold through metallic account	-	15,322	-	15,267
Other	-	-	-	128
	-	34,378	-	15,395
Asian-Pacific Bank				
Sales of gold and silver	33,946	1,642	-	-
Other	1,160	1,914	1,008	233

	35,106	3,556	**1,008**	233
Trading transactions with other related parties				
Engineering services to Apatit	2,051	-	-	-
Rent, insurance and other transactions with other entities in which Mr Peter Hambro and/or Dr Pavel Maslovskiy have a controlling interest or exercise a significant influence	1,425	-	2,721	579
Other transactions with Odolgo Joint Venture	18	-	-	-
	3, 494	-	**2,721**	**579**
	47,349	**85,129**	**6,280**	**20,827**

[a] Until 22 April 2009 when Aricom became a subsidiary of the Group.

The outstanding balances with related parties at 31 December 2009 and 2008 are set out below.

	Amounts owed by related parties		Amounts owed to related parties	
	2009 US$'000	2008 US$'000	**2009 US$'000**	2008 US$'000
Aricom and its subsidiaries	-	2,548	-	3,619
Other entities in which Mr Peter Hambro and/or Dr Pavel Maslovskiy have a controlling interest or exercise a significant influence	928	26	1,017	-
Apatit	398	-	-	-
Odolgo Joint Venture	2	-	-	-
	1,328	2,574	**1,017**	3,619

Banking arrangements

The Group has current and deposit bank accounts with Asian-Pacific Bank. The Group previously held current and deposit bank accounts with Expobank.

The bank balances at 31 December 2009 and 2008 are set out below:

	2009 US$'000	2008 US$'000
Asian-Pacific Bank	27,577	4,423

Financing transactions

The Group received a number of loans from related parties details of which are set out below.

	Loans received from related parties		Interest on loans received from related parties		Loan and interest amounts owed to related parties	
	2009 US$'000	2008 US$'000	**2009 US$'000**	2008 US$'000	**2009 US$'000**	2008 US$'000
V.H.M.Y. Holding Limited	-	10,000	375	213	-	10,000
M2M Private Bank	-	9,250	463	317	-	9,250
Asian-Pacific Bank	-	700	37	23	-	700
Kamchatprombank	-	793	9	2	-	793
	-	20,743	**884**	555	-	20,743

The Group provided a number of loans to the joint ventures and associate (note 20). Interest on the loans to the joint ventures and associate comprised US$0.3 million (2008: US$0.2 million)

Key management compensation

Key management includes Directors (Executive and Non-Executive) and members of the Executive Committee. The compensation to key management for employee services is set out below.

	2009 US$'000	2008 US$'000
Wages and salaries	12,085	6,493
Pension costs	249	27
Share-based compensation	2,000	-
	14,334	6,520

31. Acquisitions

Acquisition of Aricom

On 6 February 2009, the Independent Board Committees of the Company and Aricom announced that they had reached agreement on the terms of a recommended all share offer to be made by the Company for the entire issued and to be issued share capital of Aricom (the "Merger").

The Merger provided for the acquisition of Aricom shares to be effected by way of a court sanctioned scheme of arrangement under Part 26 of the Companies Act 1985 involving a capital reduction of Aricom under section 135 of the Companies Act 1985 (the 'Scheme'). The purpose of the Scheme was to enable the Company to acquire the entire issued and to be issued ordinary share capital of Aricom.

Under the terms of the Merger, Aricom Shareholders received one fully paid New Petropavlovsk Share in exchange for 16 fully paid Aricom Shares.

The Merger was completed on 22 April 2009.

The total purchase consideration for the acquisition of Aricom was US$585 million. A summary of the total consideration is set out in the table below.

	US$' 000
Issue of 73,928,985 Ordinary Shares in Petropavlovsk PLC at the market value of £5.30 [a]	571,150
Issue of 8,312,463 warrants in Petropavlovsk PLC at the market value of £0.33 [a] (note 27)	3,999
Issue of an option to IFC to subscribe for 1,067,273 shares of Petropavlovsk PLC [b](note 27)	2,970
LTIP award to replace LTIP awards of Aricom [b]	934
Directly attributable transaction costs	5,896

Total consideration	**584,949**

(a) At market value opening position and exchange rate at 22 April 2009.
(b) Measured at fair value using valuation techniques.

The assets and liabilities as of 22 April 2009 arising from the acquisition of Aricom are set out below.

	Carrying amount US$' 000	Fair value adjustments US$' 000	Fair value US$' 000
Property, plant and equipment	423,286	(80,191)	343,095
Intangible assets	27,991	-	27,991
Investments in associates	4,282	(4,282)	-
Interests in joint ventures (note 17)	20,077	-	20,077
Available-for-sale investments [c]	-	14,003	14,003
Cash and cash equivalents	231,477	-	231,477
Inventories	11,990	(8,753)	3,237
Trade and other receivables	29,020	-	29,020
Trade and other payables	(17,854)	-	(17,854)
Deferred tax liability	(5,727)	(53,696)	(59,423)
Other assets and liabilities, net	4,435	(7,321)	(2,886)
Net assets acquired			**588,737**
Non-controlling interests			(3,788)
Group share of net assets acquired			**584,949**
Transaction costs settled in cash			(5,896)
Cash and cash equivalents acquired			231,477
Cash inflow on acquisition			**225,581**

(c) Shares held by Employee Benefit Trust operating in conjunction with LTIP established by Aricom for the benefit of employees of Aricom, converted into shares of Petropavlovsk PLC at the date of acquisition.

From the date of acquisition to 31 December 2009, Aricom contributed US$6.6 million to revenue and US$15 million to operating losses. If the acquisition of Aricom had been completed on 1 January 2009, Group profit attributable to equity holders of the Company would have been US$116 million while Group revenues for the year would not have been significantly different from those reported in these consolidated financial statements.

Acquisition of Verkhnetisskaya Ore Mining Company

On 26 February 2009, the Group entered into an agreement to acquire 69% of the share capital of Closed JSC Verkhnetisskaya Ore Mining Company for the total cash consideration of US$0.6 million.

The assets and liabilities arising from the acquisition of Verkhnetisskaya Ore Mining Company are set out below.

	Carrying amount and fair value US$' 000
Intangible assets	845
Cash and cash equivalents	4
Trade and other payables	(8)
Fair value of net assets acquired	**841**
Non-controlling interests	(252)
Total consideration	**589**
Purchase consideration settled in cash	589
Cash and cash equivalents acquired	(4)
Cash outflow on acquisition	**585**

From the date of acquisition to 31 December 2009, the contribution of Verkhnetisskaya Ore Mining Company to revenue and operating profit was not significant. If the acquisition of Verkhnetisskaya Ore Mining Company had been completed on 1 January 2009, Group revenues and Group profit attributable to equity holders of the Company for the year would not have been significantly different from those reported in these financial statements.

32. Share based payments

The Group operates various equity-settled share awards schemes. The details of share awards outstanding are set out below.

	Share option scheme		LTIP awards			
			granted on 22 April 2009		granted on 25 June 2009	
	Number of Ordinary Shares	Exercise price £	Number of Ordinary Shares	Exercise price £	Number of Ordinary Shares	Exercise price £
Outstanding at 1 January 2009	-	-	-	-	-	-
Aricom share awards exchanged for the share awards of the Company	231,250	6.72	430,768	-	-	-
Granted during the year	-	-	-	-	482,961	-
Forfeited during the year	-	-	-	-	-	-
Exercised during the year	(156,250)	6.72	-	-	-	-
Expired during the year	-	-	-	-	-	-
Outstanding at 31 December 2009	**75,000**	**6.72**	**430,768**	**-**	**482,961**	**-**

Employee share option scheme

As part of business combination with Aricom plc, the outstanding options granted under the Share Option Scheme of Aricom plc to its Directors in prior years have been exchanged for options over Ordinary Shares of Petropavlovsk PLC, exercisable during the period since

19 July 2009 until 19 July 2012. No further options will be granted under the Share Option Scheme by the Group.

The fair value of share awards under Employee share option scheme are determined using the Black Scholes model at the date of grant using the assumptions detailed in the table below.

	Employee share option scheme
Date of grant	22 April 2009
Share price at the date of grant, £	5.20
Exercise price, £	6.72
Expected volatility, %	102.14
Expected life in years	0.24
Risk-free rate, %	0.86
Expected dividends, £	-
Fair value per award, £	0.57

The Replacement Long Term Incentive Plan (the "Replacement LTIP")

On acquisition of Aricom plc, the LTIP established by Aricom plc to operate in conjunction with an employee benefit trust ("EBT"), which held shares in Aricom plc for the benefit of its employees (the participants), has been replaced with awards over the Company's shares. As a result, 29,000,000 Ordinary Shares of Aricom plc held by the EBT have been exchanged into 1,812,500 Ordinary Shares of the Company, out of which 430,768 shares have been allocated to the existing participants of the LTIP. The Replacement LTIP award has a sole performance condition being continued employment with the Group throughout the period until 6 February 2010 or a good leaver status.

The fair value of share awards under the Replacement LTIP are determined using the Black Scholes model at the date of grant using the assumptions detailed in the table below.

	The Replacement LTIP award
Date of grant	22 April 2009
Share price at the date of grant, £	5.20
Exercise price, £	-
Expected volatility, %	119.86
Expected life in years	0.81
Risk-free rate, %	0.87
Expected dividends, £	-
Fair value per award, £	5.20

Petropavlovsk PLC Long Term Incentive Plan (the "Petropavlovsk PLC LTIP")

The Group established a new Petropavlovsk PLC LTIP which was approved by the shareholders of the Company on 25 June 2009 and includes the following awards:

- Share Option Award, being a right to acquire a specified number of Ordinary Shares in the Company at a specified exercise price;
- Performance Share Award, being a right to acquire a specified amount of Ordinary Shares in the Company at nil cost; and
- Deferred Bonus Award.

Performance Share Awards and Share Options Awards vest or become exercisable subject to the following provisions:

- 50% of the shares subject to the award may be acquired based on a condition relating to total shareholder return (the "TSR Condition"); and
- 50% of the shares subject to the award may be acquired based on specific conditions relating to the Group's business development and strategic plans (the "Operating Conditions").

The TSR Condition relates to growth in TSR over a three year period relative to the TSR growth of companies in a peer group of listed international mining companies selected upon establishment of the Petropavlovsk PLC LTIP (the "Comparator Group") over the same period.

The TSR Condition provides for the award to vest or become exercisable as follows:

	% of the award vesting
Within top decile	50%
At median	25%
Below median	-

The detailed requirements to the Operating Conditions are determined by the Remuneration Committee and will be measured over a three year period from the date of grant.

Initial performance share awards under the Petropavlovsk PLC LTIP were granted on 25 June 2009 with 482,961 shares allocated to certain Executive Directors and members of senior management of the Group, out of which 296,297 shares are held by the EBT and the Company assumed the obligation to issue the remaining shares upon vesting of the LTIP.

The fair value of performance share awards was determined using the Black Scholes model at the date of grant in relation to the proportion of the awards vesting based on the operating performance conditions and using the Monte Carlo model in relation to the proportion of the awards vesting based on the TSR condition. The relevant assumptions are set out in the table below.

	Petropavlovsk PLC LTIP performance share awards	
	vesting based on operating performance conditions	vesting based on TSR Condition
Date of grant	25 June 2009	25 June 2009
Number of performance share awards granted	241,480	241,481
Share price at the date of grant, £	6.00	6.00
Exercise price, £	-	-
Expected volatility, %	72.98	72.98
Expected life in years	3	3
Risk-free rate, %	2.13	2.13
Expected dividends yield, %	1.25	1.25
Expected annual forfeitures	-	-
Fair value per award, £	4.083	5.778

33. Analysis of net debt

	note	At 1 January 2009 US$'000	Acquisition of Aricom plc US$'000	Net cash movement US$'000	Exchange movement US$'000	Non-cash changes US$'000	At 31 December 2009 US$'000
Cash and cash equivalents	21	26,444	225,581	(175,252)	(306)	-	76,467
Debt due within one year	23	(220,946)	-	231,314	135	(22,447)	(11,944)
Debt due after one year	23	(152,778)	-	(62,542)	(5)	131,723	(83,602)
Embedded derivatives within exchangeable bonds	24	(41,400)	-	-	-	41,400	-
Net debt		**(388,680)**	**225,581**	**(6,480)**	**(176)**	**150,676**	**(19,079)**

34. Financial instruments and financial risk management

Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to optimise the weighted average cost of capital and tax efficiency subject to maintaining sufficient financial flexibility to undertake its investment plans.

The capital structure of the Group consists of net debt (as detailed in note 33) and equity (comprising issued capital, reserves and retained earnings). As at 31 December 2009, the capital comprised US$1.3 million (2008: US$0.7 million).

The Group is not subject to any externally imposed capital requirements.

Significant accounting policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the consolidated financial statements.

Categories of financial instruments

	2009 US$'000	2008 US$'000
Financial assets		
Cash and cash equivalents	**76,467**	26,444
Fair value through profit or loss - derivative financial instruments	**96**	1,875
Loans and receivables	**48,278**	37,338
Available-for-sale investments	**3,543**	972
Financial liabilities		
At amortised cost - trade and other payables	**56,653**	32,932
At amortised cost - borrowings	**95,546**	373,724
Fair value through profit or loss - derivative financial instruments	**-**	42,476

Financial risk management

The Group's activities expose it to interest rate risk, foreign currency risk, risk of change in the gold price, credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Risk management is carried out by a central finance department and all key risk management decisions are approved by the Board of Directors. The Group identifies and evaluates financial risks in close cooperation with the Group's operating units. The board provides written principles for overall risk management, as well as guidance covering specific areas, such as foreign exchange risk, interest rate risk, gold price risk, credit risk and investment of excess liquidity.

Interest rate risk management

The Group is exposed to interest rate risk through borrowing at floating interest rates. During the years ended 31 December 2009 and 2008, this exposure was limited as the substantial portion of the Group's borrowings had fixed interest rates attached. The group also held cash on deposits with fixed rates of interest attached. At present, the Group does not undertake any interest rate hedging activities.

The sensitivity analysis below have been determined based on exposure to interest rates for the average balance of floating interest bearing borrowings and cash and cash equivalents held during the year.

If interest rates had been 1% higher/lower and all other variables held constant, the Group's profit for the year ended 31 December 2009 would decrease/increase by US$0.05 million (2008: decrease/increase by US$0.12 million). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings.

Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies, namely GB Pounds Sterling and Russian Roubles and is therefore exposed to exchange rate risk associated with fluctuations in the relative values of US Dollars, GB Pounds Sterling and Russian Roubles.

Exchange rate risks are mitigated to the extent considered necessary by the Board of Directors, through holding the relevant currencies. At present, the Group does not undertake any foreign currency transaction hedging.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at period end are as follows:

	Assets		Liabilities	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Russian Roubles	**95,765**	71,316	**34,335**	6,972
US Dollars [(a)]	**3,346**	-	**-**	-
GB Pounds Sterling	**2,703**	1,676	**14,708**	3,792
Other currencies	**475**	-	**-**	-

(a) US Dollar denominated monetary assets and liabilities in Group companies with Rouble functional currency.

The following table illustrates the Group's profit sensitivity to the fluctuation of the major currencies in which it transacts. A 25% movement has been applied to each currency in the table below for the year ended 31 December 2009, representing management's assessment of a reasonably possible change in foreign exchange currency rates (2008: a 25% movement was applied to each currency in the table).

	2009 US$'000	2008 US$'000

Russian Roubles currency impact	15,357	16,086
GB Pounds Sterling currency impact	3,002	529
US dollar currency impact	837	-

Credit risk

The Group's principal financial assets are cash and cash equivalents, comprising current accounts, amounts held on deposit with financial institutions and investments in money market and liquidity funds. In the case of deposits and investments in money market and liquidity funds, the Group is exposed to a credit risk, which results from the non-performance of contractual agreements on the part of the contract party.

The credit risk on liquid funds held in current accounts and available on demand is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies, with the exception to Asian-Pacific Bank, which does not have an officially assigned credit rating. Having performed a high level due diligence, management does not consider the credit risk associated with Asian-Pacific Bank is high. Asian-Pacific Bank has a wide network of branches in the Amur region and, therefore, is extensively used by the entities of the precious metals segment (note 30).

The Group's maximum exposure to credit risk is limited to the carrying amounts of the financial assets recorded in the consolidated financial statements. The major counterparties at the balance sheet date are set out below.

Type of financial asset	Counterparty	Credit rating	**Carrying amount at 31 December 2009 US$'000**	Carrying amount at 31 December 2008 US$'000
Cash and cash equivalents	Expobank	Ba1	-	12,724
Cash and cash equivalents	Asian-Pacific Bank	-	27,578	4,423
Cash and cash equivalents	Unicredit Bank	BBB-	31,196	-
Cash and cash equivalents	UBS	Aa3	6,283	-
Cash and cash equivalents	VTB	Baa1	4,369	-

Commodity price risk

The Group generates most of its revenue from the sale of gold. The Group's policy is to sell gold at the prevailing market price. The Group does not hedge its exposure to the risk of fluctuations in the gold price.

During the years ended 31 December 2009 and 2008, the Group was exposed to gold price risk through the embedded derivative within the gold equivalent exchangeable bonds, which were measured at fair value and, therefore, exposed to changes in the gold price. Following the Group having repurchased all its outstanding gold equivalent exchangeable bonds, the exposure is no longer relevant to the Group.

Equity price risk

The Group is exposed to equity price risk through the Embedded Derivative within the Exchangeable Loan issued to Rusoro and the Call Option as well as investment in Rusoro shares, which are measured at fair value and therefore exposed to changes in the Rusoro share price. An increase/decrease of 50% in the Rusoro share price, with all other variables held constant, would have resulted in the following impact on the income statement and income and expenses recognised directly in equity:

	2009 US$'000		2008 US$'000	
	Income statement	Income and expense recognised directly in equity	Income statement	Income and expense recognised directly in equity
50% increase in the share price	579	1,291	4,780	-
50% decrease in the share price	(96)	(1,291)	(1,415)	-

Liquidity risk management

Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. The Group constantly monitors the level of funding required to meet its short, medium and long term obligations.

Effective management of liquidity risk has the objective of ensuring the availability of adequate funding to meet short term requirements and due obligations as well as the objective of ensuring a sufficient level of flexibility in order to fund the development plans of the company's businesses.

The table below details the Group's remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The amounts disclosed are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the balance sheet. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	0 - 3 months US$'000	**3 months - 1 year US$'000**	**1 - 2 years US$'000**	**2 - 3 years US$'000**	**3 - 5 years US$'000**
2009					
Borrowings					
- Convertible bonds (note 23)	-	-	-	-	-
- Exchangeable bonds (note 23)	-	-	-	-	-
- Loans	-	11,944	35,778	31,331	16,493
Expected future interest payment[a]	1,475	5,691	7,738	6,989	3,895
Trade and other payables	55,316	1,337	-	-	-
	56,791	**18,972**	**43,516**	**38,320**	**20,388**
2008					
Borrowings					
- Convertible bonds (note 23)	-	-	140,000	-	-
- Exchangeable bonds (note 23)	-	180,000	-	-	-
- Loans	4,948	49,250	-	16,000	-
Expected future interest payment[a]	7,196	22,248	11,178	301	-
Trade and other payables	32,932	-	-	-	-
	45,076	**251,498**	**151,178**	**16,301**	**-**

(a) Expected future interest payments have been estimated using interest rates applicable at 31 December. Loans outstanding at 31 December 2009 in the amount of US$40 million (2008: US$16 million) are subject to variable interest rates and, therefore, subject to change in line with the market rates.

35. Operating lease arrangements

The Group as a Lessee

	2009 US$'000	2008 US$'000
Minimum lease payments under operating leases recognised as an expense in the year	**3,907**	2,011

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under a non-cancellable operating lease for office premises, which fall due as follows:

	2009 US$'000	2008 US$'000
Expiring:		
Within one year	1,724	188
In two to five years	3,274	703
	4,998	891

The Group as a Lessor

The Group earned property rental income during the year of US$2.2 million (2008: US$2.2 million) on buildings owned by its subsidiaries Irgiredment and Giproruda.

36. Capital commitments

At 31 December 2009, the Group had entered into contractual commitments for the acquisition of property, plant and equipment and mine development costs amounting to US$45.5 million (2008: US$52.8 million).

37. Contingent liabilities

The Group is involved in legal proceedings with Gatnom Capital & Finance Limited and O.M. Investments & Finance Limited, who are the minority shareholders in Lapwing Limited, the Group's 99.58% owned subsidiary incorporated in Cyprus and holding a 100% interest in Garinsky Mining and Matallurgical Complex. The claim was filed in September 2008 in Cyprus and the respondents are Lapwing Limited and Aricom UK Limited. The claimants allege their holdings in Lapwing Limited were improperly diluted as the result of the issuance of additional shares following a shareholders' meeting held in September 2007. The claimants have asked the court to dissolve Lapwing or, alternatively, to order that their shares be purchased at a price allegedly previously agreed upon or to be determined by an expert appointed by the court. On 20 January 2010, the claimants withdrew their composite claim and re-filed individual claims in substantially similar form. The maximum potential liability arising from the claim cannot currently be accurately assessed although the Directors believe that the claim is of a limited merit.

38. Subsequent events

In January 2010, Société Générale and BNP joined the up to US$150 million loan facility (note 23) as lenders under the same terms and conditions as the original lenders and the aggregated amount committed under this facility was increased to US$150 million.

On 20 January 2010, the Board of Directors approved an interim dividend of £0.07 per share which is expected to result in the aggregate payment of £12.6 million. The dividends will be paid on 30 March 2010 to the Company's shareholders on the register at the close of business on 26 February 2010.

In February 2010, the Group issued US$380 million convertible bonds due on 18 February 2015 ("the Bonds"). The Bonds were issued at par by the Group's wholly owned subsidiary Petropavlovsk 2010 Limited and are guaranteed by the Company. The Bonds carry a coupon of 4.00% payable semi-annually in arrears and are convertible into redeemable preference shares of Petropavlovsk 2010 Limited which are guaranteed by and will be exchangeable immediately upon issuance for Ordinary Shares in the Company. The conversion price has been set at £12.9345 per share, subject to adjustment, for each US$100,000 principal amount of a Bond and the conversion exchange rate has been fixed at US$1.6244 per £1. The Bonds were admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange on 18 February 2010.

39. Reconciliation of non-GAAP measures

	note	2009 US$'000	2008 US$'000
Profit for the period		**144,784**	**22,745**
Add/(less):			
Financial expense	10	7,140	33,302
Financial income	9	(31,480)	(7,709)
Foreign exchange losses/ (gains)	6	5,905	25,013
Fair value change on derivatives	24	819	18,307
Taxation	11	52,601	17,643
Depreciation, amortisation and impairment	6	44,766	25,524
Other items	6	-	1,562[a]
Underlying EBITDA		**224,535**	**136,387**

(a) Bank charges reported within Financial expense items for year ended 31 December 2008.

40. Group companies

The Group has the following material subsidiaries and other significant investments, which were consolidated in this financial information.

Principal subsidiary, joint venture and associate undertakings	Country of incorporation	Principal activity	Effective proportion of shares held by the Parent		Effective proportion of shares held by the Group	
			31 December 2009	31 December 2008	**31 December 2009**	31 December 2008
Subsidiary						
Peter Hambro Mining Group	Guernsey	Finance company				

Finance Limited			100%	100%	-	-
CJSC Management Company Petropavlovsk	Russia	Management company	100%	100%	-	-
LLC Aricom[(a)]	Russia	Management company	-	-	100%	-
OJSC Pokrovskiy Rudnik	Russia	Gold exploration and production	43.5%	43.5%	55.1%	55.1%
CJSC Amur Doré	Russia	Gold exploration and production	-	-	100%	100%
OJSC ZDP Koboldo	Russia	Gold exploration and production	-	-	95.7%	95.7%
LLC Elga	Russia	Gold exploration and production	-	-	100%	100%
CJSC Malomirskiy Rudnik	Russia	Gold exploration and production	-	-	98.6%	98.6%
LLC Spanch	Russia	Gold exploration and production	-	-	100%	100%
LLC Olga	Russia	Gold exploration and production	-	-	100%	100%
LLC Osipkan	Russia	Gold exploration and production	-	-	100%	100%
LLC Tokurskiy Rudnik	Russia	Gold exploration and production	-	-	100%	100%
LLC Rudoperspektiva	Russia	Gold exploration and production	-	-	100%	100%
CJSC Region	Russia	Gold exploration and production	-	-	98.6%	98.6%
CJSC Verkhnetisskaya Ore Mining Company	Russia	Gold exploration and production	-	-	70%	-
CJSC YamalZoloto	Russia	Gold exploration and production	-	-	98.6%	98.6%
OJSC Yamalskaya Gornaya Kompania	Russia	Gold exploration and production	-	-	74.87%	74.87%
CJSC SeverChrome	Russia	Chrome exploration and production	-	-	92.26%	92.26%
LLC Olekminsky Rudnik[(a)]	Russia	Iron ore exploration and production	-	-	100%	-
LLC Kimkano-Sutarskiy Gorno-Obogatitelniy Kombinat [(a)]	Russia	Iron ore exploration and production	-	-	100%	-
LLC Garinsky Mining & Metallurgical Complex[(a)]	Russia	Iron ore exploration and production	-	-	99.58%	-
LLC Kostenginskiy Gorno-Obogatitelniy Kombinat[(a)]	Russia	Iron ore exploration and production	-	-	100%	-
LLC Orlovo-Sokhatinsky Gorno-Obogatitelniy Kombinat [(a)]	Russia	Iron ore exploration and production	-	-	100%	-
LLC Karier Ushumunskiy[(a)]	Russia	Iron ore exploration and production	-	-	100%	-
			-	-		-
LLC Kapstroi	Russia	Construction	-	-	100%	98.6%
LLC NPGF Regis	Russia	Exploration	-	-	100%	100%
CJSCZRK Dalgeologiya	Russia	Exploration work	-	-	98.6%	98.6%
CJSC PHM Engineering	Russia	Project and engineering services	-	-	79%	79%
OJSC Irgiredmet	Russia	Research services	-	-	99.85%	99.84%
LLC NIC Hydrometallurgia	Russia	Research services	-	-	100%	100%
OJSC Giproruda[(a)]	Russia	Engineering services	-	-	70.28%	-
OJSC PRP Stancii	Russia	Repair and maintenance	-	-	100%	98.6%
LLC Obereg	Russia	Security services	-	-	-	100%
			-	-		
LLC Rubicon[(a)]	Russia	Infrastructure project	-	-	100%	-
CJSC SGMTP[(a)]	Russia	Infrastructure project	-	-	100%	-
LLC AmurSnab	Russia	Procurement services	-	-	100%	-
Joint venture						
CJSC ZRK Omchak	Russia	Gold exploration and production	-	-	50%	50%
LLC GDK Odolgo[(b)]	Russia	Gold exploration and production	-	-	49%	49%
Heilongjiang Jiatal Titanium Co., Limited[(a)]	China	Titanium JV Project	-	-	65%	-
Heilongjiang Jianlong Vanadium Industries Co., Limited	China	Vanadium JV Project	-	-	46%	-
Associate						
LLC Uralmining[(a)]	Russia	Iron ore exploration and production	-	-	49%	-

(a) Subsidiary, joint venture and associate undertakings acquired as part of acquisition of Aricom plc (note 31).

(b) Formerly, the Rudnoye joint venture. CJSC Rudnoye has been liquidated and the operations conducted through the Rudnoye joint venture were taken over by LLC GDK Odolgo, the owner of the relevant licenses.

RNS Number : 4256K
Petropavlovsk PLC
20 April 2010

20 April 2010

Notice of Annual General Meeting

Petropavlovsk PLC (the "Company") announces that the Company's 2009 Annual Report and Accounts will be mailed to shareholders today, 20 April 2010, together with the Notice for the Company's Annual General Meeting, to be held at 12 noon on 20 May 2010 at 11 Grosvenor Place, London SW1X 7HH.

Both documents are available from 07:00 20 April 2010 for download from the Company's website www.petropavlovsk.net.

Enquiries:

Petropavlovsk PLC Alya Samokhvalova - Group Head of External Communications Rachel Tuft - Investor Relations	+44 (0) 20 7201 8900
Merlin David Simonson Tom Randell Fiona Crosswell	+44 (0) 20 7726 8400

RNS Number : 4332K
Petropavlovsk PLC
20 April 2010

20 April 2010

Reorganisation of Director's holdings

On 19 April 2010, Petropavlovsk PLC (the "Company") was advised by Macaria Investments Limited ("Macaria"), a company associated with Dr. Pavel Maslovskiy, the Company's Chief Executive, that the following amounts of ordinary shares in the Company (the "Shares") were transferred to Macaria from other entities associated with Dr. Maslovskiy:

- 1,452,833 Shares from Viscaria Investments Limited;
- 181,845 Shares from Millenium Implementation Limited; and
- 1,604,358 Shares from Precious Metals Investments Limited.

All transfers were for nil consideration, occurred on 19 April 2010 and were part of an internal reorganisation of Dr. Maslovskiy's holdings in the Company.

As a result of those transfers the total holding of Macaria Investments Limited increased to 4,867,552 representing 2.67 % of the Company issued share capital.

Overall, Dr. Pavel Maslovskiy and his associates' holdings remain at 16,763,657 Shares representing 9.21% of the Company's issued share capital.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900

Alya Samokhvalova - Group Head of External Communications

Rachel Tuft - Investor Relations

Merlin +44 (0) 20 7726 8400

David Simonson

Tom Randell
Fiona Crosswell

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 2498J
Petropavlovsk PLC
26 March 2010

26 March 2010

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

The Company announces that Graham Birch, a Director and PDMR, has notified the Company that he purchased 10,000 ordinary shares on 25 March 2010 at a price of £11.9249 per share. Following this transaction, Graham Birch will have an interest of 10,000 ordinary shares, representing 0.005% of the Company's issued share capital.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin +44 (0) 20 7726 8400
David Simonson
Tom Randell

RNS Number : 9284I
Petropavlovsk PLC
22 March 2010

Notice of Annual Results

22 March 2009

Petropavlovsk Plc ("POG", the "Company" or the "Group") is pleased to confirm that it will be announcing its Annual Results on Thursday, 25 March 2010.

There will be a conference call at 10:00 GMT on Thursday, 25 March 2010. Details to access the call are as follows:

The Dial-in numbers:

In the UK: 0844 493 3800

In Russia: 8108 002 097 2044

In the US: 1866 966 9439

Elsewhere the dial-in number will be +44 (0) 1452 555 566.

The conference ID will be 64146500.

A playback file and transcript of the conference call will be available upon request.

Enquiries:

Petropavlovsk Plc
Alya Samokhvalova +44 (0) 20 7201 8900
Charles Gordon
Rachel Tuft

Merlin
Tom Randell +44 (0) 20 7726 8400
David Simonson

RNS Number : 0445J
Petropavlovsk PLC
23 March 2010

23 March 2010

Chinese funding and co-operation agreements re Iron Ore Assets

Petropavlovsk PLC ("Petropavlovsk" or the "Company") today announces that it has agreed the terms of a Term-Sheet for the funding of stage 1 of its Kimkano-Sutarskiy ("K&S") iron ore mining operation in Russia's Far East ("Stage 1") and has entered into a Co-operation Framework Agreement for the implementation of the K&S and Garinskoye projects.

Transaction
Petropavlovsk, which owns the licences for the K&S deposits and has concluded the preliminary design for Stage 1 of the construction and operation of the mining and processing operation at K&S, has agreed an indicative loan Term-Sheet with Industrial and Commercial Bank of China ("ICBC") and mandated them for the financing of Stage 1.

Furthermore, Aricom Limited and LLC KS GOK (both wholly owned subsidiaries of the Company) (together, "the Group"), have entered into a Co-operation Framework Agreement jointly with China National Electric Equipment Corporation ("CNEEC") and ICBC for CNEEC to act as engineering, procurement and construction ("EPC") contractors and ICBC to act as finance providers, for the development of Stages 1, 2 and 3 of the K&S and Garinskoye projects.

The Co-operation Framework Agreement was signed today in Moscow in the presence of Mr. Xi Jinping, Vice President of the People's Republic of China and First Secretary of the Secretariat of the Communist Party of China Central Committee and Russian Deputy Premier Aleksandr Dmitriyevich Zhukov.

The Term-Sheet for the loan, agreed by the Group and ICBC as part of the mandate, relates to the facility for the development of Stage 1. The amount to be lent would constitute 85% of the total amount of theproposed cost of the EPC contract (currently estimated at c.US$400m and with a total limit of US$500m to include other possible items). It is also proposed that Sinosure will provide ICBC with a credit

guarantee appropriate for a facility of this kind. The loan term would be for up to 10 years and would be guaranteed by the Company. The availability of the loan is subject to the entry into definitive documentation and to a number of conditions precedent, including due diligence, credit committee approval and Sinosure approval.

The broader Cooperation Framework Agreement was signed by the Group, ICBC and CNEEC to record the intentions and respective roles of the three parties to implement Stages 1, 2 and 3 of the K&S and Garinskoye projects, with ICBC providing the debt finance, and CNEEC acting as the EPC contractor. Signature of the agreements is a significant step forward for the Group's non-precious metals division.

Background

Founded in 1984, ICBC is China's largest bank and has become the largest bank in the world in terms of market value. As of 2009, it had assets of US $1.6 trillion, with over 18,000 outlets including 106 overseas branches and agents globally.

CNEEC is a large Chinese State-owned group of companies, primarily engaged in EPC contracting, equipment supply, engineering consultation, design, project management and engineering supervision in the sphere of thermal power, hydropower, transmission and distribution of power, environmental, industrial and commercial projects, both in China and abroad.

Stage 1 of the K&S project development contemplates a 10mtpa mining operation yielding c.3.2mpta of 65% iron ore concentrate with commercial production commencing in 2013. Total capital expenditure is estimated at c.US$400m. Initially, the processing plant will have a design capacity capable of processing 10 mtpa of run-of-mine ore from Kimkan deposit. Stages 2 & 3 of the project envisage the development of the Garinskoye deposit and the further beneficiation of the 65% concentrate to a form of metallised nuggets.

Peter Hambro, Petropavlovsk Chairman, said:

"With iron ore prices at recent highs and the imminent start of full commercial production at our Kuranakh project, it is timely to announce the next step in the development of our non-precious metal division.

Sourcing appropriate funding for the K&S project has been a priority for the Group and we are delighted that we have found strong partners in ICBC and Sinosure. CNEEC is a strong EPC contractor with significant experience and we look forward to working with them."

RNS Number : 9284I
Petropavlovsk PLC
22 March 2010

Notice of Annual Results

22 March 2009

Petropavlovsk Plc ("POG", the "Company" or the "Group") is pleased to confirm that it will be announcing its Annual Results on Thursday, 25 March 2010.

There will be a conference call at 10:00 GMT on Thursday, 25 March 2010. Details to access the call are as follows:

The Dial-in numbers:

In the UK: 0844 493 3800

In Russia: 8108 002 097 2044

In the US: 1866 966 9439

Elsewhere the dial-in number will be +44 (0) 1452 555 566.

The conference ID will be 64146500.

A playback file and transcript of the conference call will be available upon request.

Enquiries:

Petropavlovsk Plc
Alya Samokhvalova +44 (0) 20 7201 8900
Charles Gordon
Rachel Tuft

Merlin
Tom Randell +44 (0) 20 7726 8400
David Simonson

RNS Number : 0797I
Petropavlovsk PLC
04 March 2010

4 March 2010

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Petropavlovsk PLC (the "Company") announces that it has been informed that 53,846 ordinary shares of £0.01 each in the Company have been sold by SG Hambros Trust Company (Channel Islands) Limited, as trustee of the group's Employee Benefit Trust (the "Trustee" of the "Trust"), which were held on trust subject to a sub-fund for the benefit of Brian Egan, Chief Financial Officer, and his family.

Such shares were sold at a price of £10.0158 per share pursuant to a non-binding letter of wishes that was provided by Brian Egan to the Trustee on 21 December 2009.

Following this transaction, Brian Egan will remain interested in 58,333 unvested shares, representing 0.03% of the Company's issued share capital, which are held in the Trust subject to a sub-fund for the benefit of him and his family.

This notification is made in accordance with DTR 3.1.2R, notice of the transaction having been received by the Company from Brian Egan on 3 March 2010.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon

Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell

RNS Number : 9251H
Petropavlovsk PLC
02 March 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	25th February 2010
6. Date on which issuer notified:	1st March 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 15%

8. Notified details:							
A: Voting rights attached to shares [viii, ix]							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** [x]	
			Direct	**Direct** [xi]	**Indirect** [xii]	**Direct**	**Indirect**
GB0031544546	23,275,489	23,275,489	N/A	N/A	23,320,341	N/A	12.81%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period** [xiv]	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
Warrants	9th June 2010	N/A	4,168	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date** [xvii]	**Exercise/ Conversion period** [xviii]	**Number of voting rights instrument refers to**	**% of voting rights** [xix, xx]	
					Nominal	**Delta**
CFD	N/A	N/A	N/A	905,207	0.50%	0.50%
Convertible Bond	GBP 7.24	11th August 2010	N/A	3,331,620	1.83%	1.83%

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
27,561,336	15.14

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited - 27,561,336 (15.14%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number & email	020 7743 5741; stuart.watchorn@blackrock.com
Other useful information (at least legal representative for legal persons)	Stuart Watchorn

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 3763H
Petropavlovsk PLC
19 February 2010

19 February 2010

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW.

PETROPAVLOVSK PLC ("Petropavlovsk" or the "Company")

Publication of Offering Circular in respect of issue of Convertible Bonds

The Company is pleased to announce the publication of an offering circular constituting listing particulars (the "**Offering Circular**") in connection with the issue of US$380,000,000 4.00 per cent guaranteed convertible bonds due 2015 by the Company's wholly-owned indirect subsidiary, Petropavlovsk 2010 Limited (the "**Convertible Bonds**"). The Convertible Bonds are convertible into redeemable preference shares of Petropavlovsk 2010 Limited which are guaranteed by, and will be exchangeable immediately upon issuance for, ordinary shares in the Company. Admission of the Bonds to the Official List of the UK Listing Authority and to trading on the Professional Securities Market of the London Stock Exchange is expected to occur today at 8:00 a.m.

The Offering Circular has been submitted to the UKLA's Document Viewing Facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS. They are also available for inspection at the offices of BNP Paribas Securities Services, Luxembourg Branch, 33 rue Gasperich, Howald-Hesperange, L2085-Luxembourg.

The Offering Circular will be available on the Company's website at: http://www.petropavlovsk.net/en/documents-and-circulars.html

Enquiries:

Petropavlovsk Plc
Alya Samokhvalova
+44 (0) 20 7201 8900

J.P. Morgan Cazenove
Patrick Magee
Joe Seifert
+44 (0)20 7155 2828

Merlin

David Simonson
Tom Randell
+44 (0)20 7726 8400

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED ("**REGULATION S**"). THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THE DOCUMENTATION HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, (AS AMENDED) (THE "**US SECURITIES ACT**") OR UNDER THE SECURITIES LAWS OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THE SECURITIES DESCRIBED HEREIN WILL BE PLACED AND SOLD ONLY OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

RNS Number : 3368H
Petropavlovsk PLC
18 February 2010

For filings with FSA include the annex
For filings with the issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.): [iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	16th February 2010
6. Date on which issuer notified:	17th February 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 13%

8. Notified details:								
A: Voting rights attached to shares viii, ix								
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x		
			Direct	Direct xi	Indirect xii	Direct	Indirect	
GB0031544546	21,940,419	21,940,419	N/A	N/A	23,275,489	N/A	12.78%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Warrants	9th June 2010	N/A	4,168	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx	
					Nominal	Delta
CFD	N/A	N/A	N/A	909,334	0.50%	

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
24,188,991	13.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited - 24,188,991 (13.28%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number & email	020 7743 5741; stuart.watchorn@blackrock.com
Other useful information (at least legal representative for legal persons)	Stuart Watchorn

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

RNS Number : 0515H
Petropavlovsk PLC
12 February 2010

12 February 2010

Appointment of Dr. Graham Birch as Non-Executive Director

Petropavlovsk PLC announces that Dr. Graham Birch has agreed to become a Non-Executive director with immediate effect.

Dr. Birch recently retired as Head of international fund manager BlackRock's successful natural resources team, where he was responsible for some $40 billion of assets. He has been well known to the mining industry as manager of BlackRock's World Mining Trust and Gold and General Unit Trust. Dr. Birch was a Director of BlackRock Commodities Investment Trust plc until 2009.

Dr. Birch aged 49, gained his PhD in mining geology at Imperial College, London and worked at Kleinwort Benson Securities and Ord Minnett/Fleming Ord Minnett before joining the highly regarded, late Julian Baring at Mercury Asset Management in 1993. Together they launched a number of mining and natural resources funds which are today among the largest such funds in the world. In 1997, Mercury Asset Management was acquired by Merrill Lynch Investment Managers which was itself eventually acquired by BlackRock in 2006.

As a Non-Executive director of Petropavlovsk, Dr. Birch will serve on the Audit, Nomination and Risk Committees.

There are no other details to be disclosed in relation to Dr. Graham Birch in accordance with Listing Rule 9.6.13.

Peter Hambro, Chairman of Petropavlovsk, commented:
"We are very fortunate that Graham has agreed to join the Board. His experience of our industry is exceptional; not least because he and the team he worked with have looked in depth at many of the most significant mining enterprises in the world. Based on that knowledge, he has gained an excellent track record of identifying

those companies with the greatest potential for success. It is an honour that he has now chosen to join our team and I greatly look forward to his contribution."

Enquiries:

Petropavlovsk PLC Alya Samokhvalova Charles Gordon Rachel Tuft	+44 (0) 20 7201 8900
Merlin David Simonson Tom Randell	+44 (0) 20 7726 8400

Note to Editors:
Petropavlovsk PLC, which produced 486,800 ounces of gold in 2009, is Russia's third largest gold producer.

RNS Number : 9477G
Petropavlovsk PLC
10 February 2010

10 February 2010

Extraordinary General Meeting

Petropavlovsk PLC announces that its Extraordinary General Meeting was held today and that the Ordinary resolution as set out in the Notice of Meeting was duly passed on a show of hands.

Full details of the proxy votes received from shareholders prior to the meeting for the resolution are set out below and will also be made available on the Company's website www.petropavlovsk.net

Resolution	Votes for (including discretionary	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To direct the directors to elect on behalf of the Company that the exercise of all conversion rights attached to the US$330,000,000 4.00% guaranteed convertible bonds due 2015 (subject to increase by up to US$50,000,000) issued by Petropavlovsk 2010 Limited, a wholly-owned indirect subsidiary of the Company, be settled in full by the delivery of ordinary shares of the Company in exchange for preference shares in Petropavlovsk 2010 Limited, and to authorise the directors to exercise all the powers of the Company to the extent they determine necessary to implement such election.	106,680,520	91.17	10,328,609	8.83	117,009,129	299,834

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell

RNS Number : 6880G
Petropavlovsk PLC
04 February 2010

Petropavlovsk PLC - Convertible Bond
London, 4 February 2010

Petropavlovsk PLC
Convertible Bond Offering - Greenshoe Option

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Petropavlovsk PLC ("Petropavlovsk") announces that, in connection with its offering of Convertible Bonds due 2015 (the "Bonds"), the over-allotment option has been exercised in full by J.P.Morgan Cazenove in respect of US$50 million in aggregate principal amount of Bonds. Including the exercise of the over-allotment option, the final offering size is US$380 million.

Settlement is expected on or about 18 February 2010. Application will be made for the Bonds to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange.

END

Enquiries:

Petropavlovsk PLC Alya Samokhvalova Charles Gordon Rachel Tuft	+44 (0) 20 7201 8900
Merlin David Simonson Tom Randell	+44 (0) 20 7726 8400
J.P. Morgan Cazenove Ian Hannam Patrick Magee Joe Seifert	+44 (0) 20 7588 2828

STABILISATION/FSA

THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT MARKET PROFESSIONALS AND INSTITUTIONAL INVESTORS AND IS FOR INFORMATION PURPOSES ONLY AND IS NOT TO BE RELIED UPON IN SUBSTITUTION FOR THE EXERCISE OF INDEPENDENT JUDGEMENT.

IT IS NOT INTENDED AS INVESTMENT ADVICE AND UNDER NO CIRCUMSTANCES IS IT TO BE USED OR CONSIDERED AS AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY NOR IS IT A RECOMMENDATION TO BUY OR SELL ANY SECURITY.

ANY DECISION TO PURCHASE ANY OF THE SECURITIES SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE ISSUER'S AND THE COMPANY'S PUBLICLY AVAILABLE INFORMATION.

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED ("REGULATION S"). THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THE DOCUMENTATION HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, (AS AMENDED) (THE "US SECURITIES ACT") OR UNDER THE SECURITIES LAWS OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THE SECURITIES DESCRIBED HEREIN WILL BE PLACED AND SOLD ONLY OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

THIS ANNOUNCEMENT IS DIRECTED AT AND IS ONLY BEING DISTRIBUTED IN THE UNITED KINGDOM TO (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"), (II) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED FALLING WITHIN ARTICLE 49 OF THE ORDER, AND (III) PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT MUST NOT BE READ, ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. BY READING THIS ANNOUNCEMENT, THE READER ACKNOWLEDGES THAT IT IS A PERSON EITHER (I) OUTSIDE THE UNITED KINGDOM OR (II) FALLING WITHIN ONE OF THE FOREGOING CATEGORIES.

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ("EEA") WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE, THIS ANNOUNCEMENT AND ANY OFFER IF MADE SUBSEQUENTLY IS DIRECTED ONLY AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE") ("QUALIFIED INVESTORS"). ANY PERSON IN THE EEA WHO ACQUIRES THE SECURITIES IN ANY OFFER (AN "INVESTOR") OR TO WHOM ANY OFFER OF SECURITIES MAY BE MADE WILL BE DEEMED TO HAVE REPRESENTED, ACKNOWLEDGED, AND AGREED THAT IT IS A QUALIFIED INVESTOR WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE. ANY INVESTOR WILL ALSO BE DEEMED TO HAVE REPRESENTED AND AGREED THAT ANY SECURITIES ACQUIRED BY IT IN THE OFFER HAVE NOT BEEN ACQUIRED ON BEHALF OF PERSONS

IN THE EEA OTHER THAN QUALIFIED INVESTORS OR PERSONS IN THE UK AND OTHER MEMBER STATES (WHERE EQUIVALENT LEGISLATION EXISTS) FOR WHOM THE INVESTOR HAS AUTHORITY TO MAKE DECISIONS ON A WHOLLY DISCRETIONARY BASIS, NOR HAVE THE SECURITIES BEEN ACQUIRED WITH A VIEW TO THEIR OFFER OR RESALE IN THE EEA TO PERSONS WHERE THIS WOULD RESULT IN A REQUIREMENT FOR PUBLICATION BY THE ISSUER, THE COMPANY OR THE MANAGERS OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

THIS ANNOUNCEMENT IS NOT A SUMMARY OF THE OFFERING AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OFFERING CIRCULAR TO BE PREPARED IN CONNECTION WITH THE OFFERING (THE "OFFERING CIRCULAR"). THIS ANNOUNCEMENT DOES NOT PURPORT TO IDENTIFY OR SUGGEST THE RISKS (DIRECT OR INDIRECT) WHICH MAY BE ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES. EACH INVESTOR SHOULD READ THE OFFERING CIRCULAR FOR MORE COMPLETE INFORMATION REGARDING THE SECURITIES BEFORE MAKING AN INVESTMENT DECISION.

EACH MANAGER AND ITS AFFILIATES ARE ACTING ON BEHALF OF THE ISSUER AND THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE SECURITIES AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS, OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

EACH PERSON RECEIVING THIS DOCUMENT SHOULD CONSULT HIS/HER PROFESSIONAL ADVISER TO ASCERTAIN THE SUITABILITY OF THE SECURITIES AS AN INVESTMENT. FOR THE AVOIDANCE OF DOUBT, NEITHER THE ISSUER, THE COMPANY NOR THE MANAGERS MAKE ANY REPRESENTATION OR WARRANTY THAT THEY INTEND TO ACCEPT OR BE BOUND TO ANY OF THE TERMS HEREIN NOR SHALL THE ISSUER, THE COMPANY OR THE MANAGERS BE OBLIGED TO ENTER INTO ANY FURTHER DISCUSSIONS OR NEGOTIATIONS PURSUANT HERETO, BUT THEY SHALL BE ENTITLED IN THEIR ABSOLUTE DISCRETION TO ACT IN ANY WAY THAT THEY SEE FIT IN CONNECTION WITH THE PROPOSED TRANSACTION. THIS IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY AND ANY DISCUSSIONS, NEGOTIATIONS OR OTHER COMMUNICATIONS THAT MAY BE ENTERED INTO, WHETHER IN CONNECTION WITH THE TERMS SET OUT HEREIN OR OTHERWISE, SHALL BE CONDUCTED SUBJECT TO CONTRACT.

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY ANY MANAGER, OR BY ANY OF ITS AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS AS TO OR IN RELATION TO THE ACCURACY, COMPLETENESS OR VERIFICATION OF THIS ANNOUNCEMENT, THE PROSPECTUS, PUBLICLY AVAILABLE INFORMATION ON THE ISSUER OR ANY OTHER WRITTEN OR ORAL INFORMATION MADE AVAILABLE TO ANY INTERESTED PARTY OR ITS ADVISERS AND ANY LIABILITY THEREFORE IS HEREBY EXPRESSLY DISCLAIMED.

IN CONNECTION WITH THE OFFERING, EACH MANAGER AND ITS AFFILIATES MAY, FOR THEIR OWN ACCOUNT, ENTER INTO ASSET SWAPS, CREDIT DERIVATIVES OR OTHER DERIVATIVE TRANSACTIONS RELATING TO THE SECURITIES AND/OR THE UNDERLYING ORDINARY SHARES AT THE SAME TIME AS THE OFFER AND SALE OF THE SECURITIES OR IN SECONDARY MARKET TRANSACTIONS. EACH MANAGER AND ITS RESPECTIVE AFFILIATES MAY FROM TIME TO TIME HOLD LONG OR SHORT POSITIONS IN OR BUY AND SELL SUCH SECURITIES OR DERIVATIVES OR THE UNDERLYING ORDINARY SHARES. NO DISCLOSURE WILL BE MADE OF ANY SUCH POSITIONS OTHER THAN AS REQUIRED BY APPLICABLE LAWS AND DIRECTIVES.

EACH MANAGER AND ITS SUBSIDIARIES AND AFFILIATES MAY PERFORM SERVICES FOR, OR SOLICIT BUSINESS FROM, THE ISSUER, THE COMPANY OR MEMBERS OF THE COMPANY'S GROUP, MAY MAKE MARKETS IN THE SECURITIES OF THE ISSUER, THE COMPANY OR MEMBERS OF THE ISSUER'S GROUP OR THE COMPANY'S GROUP AND/OR HAVE A POSITION OR EFFECT TRANSACTIONS IN SUCH SECURITIES.

NO ACTION HAS BEEN TAKEN BY THE ISSUER, THE COMPANY, THE MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE

SECURITIES OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO SUCH SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE ISSUER, THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS.

IN CONNECTION WITH THE OFFERING OF THE SECURITIES, EACH MANAGER AND ANY OF ITS AFFILIATES ACTING AS AN INVESTOR FOR ITS OWN ACCOUNT MAY TAKE UP SECURITIES OR THE UNDERLYING ORDINARY SHARES AND IN THAT CAPACITY MAY RETAIN, PURCHASE OR SELL FOR THEIR OWN ACCOUNT SUCH SECURITIES AND ANY SECURITIES OF THE ISSUER, THE COMPANY, OR ANY RELATED INVESTMENTS AND MAY OFFER OR SELL SUCH SECURITIES OR OTHER INVESTMENTS OTHERWISE THAN IN CONNECTION WITH THE OFFERING OF THE SECURITIES. THE MANAGERS DO NOT INTEND TO DISCLOSE THE EXTENT OF ANY SUCH INVESTMENT OR TRANSACTIONS OTHERWISE THAN IN ACCORDANCE WITH ANY LEGAL OR REGULATORY OBLIGATION TO DO SO.

AN INVESTMENT IN THE SECURITIES INCLUDES A SIGNIFICANT DEGREE OF RISK. IN MAKING ANY DECISION TO PURCHASE THE SECURITIES, AN INVESTOR WILL BE DEEMED TO (A) HAVE SUCH BUSINESS AND FINANCIAL EXPERIENCE AS IS REQUIRED TO GIVE IT THE CAPACITY TO PROTECT ITS OWN INTERESTS IN CONNECTION WITH THE PURCHASE OF THE SECURITIES, (B) NOT RELY ON ANY INVESTIGATION THAT THE MANAGER OR ANY OF ITS AFFILIATES, OR ANY PERSON ACTING ON BEHALF OF THE MANAGER OR ANY OF ITS AFFILIATES, MAY HAVE CONDUCTED WITH RESPECT TO THE ISSUER, THE COMPANY OR THE SECURITIES, (C) HAVE MADE ITS OWN INVESTMENT DECISION REGARDING THE SECURITIES BASED ON ITS OWN KNOWLEDGE AND INVESTIGATION OF THE ISSUER, THE COMPANY AND OF THE TERMS OF THE SECURITIES, (D) RELY ON ITS OWN EXAMINATION OF THE ISSUER AND THE COMPANY, THEIR RESPECTIVE SUBSIDIARIES, THE SECURITIES AND THE TERMS OF THE PLACEMENT OF THE SECURITIES, INCLUDING THE MERITS AND RISKS INVOLVED, (E) MAKE ITS OWN ASSESSMENT OF THE ISSUER AND THE COMPANY, THEIR RESPECTIVE SUBSIDIARIES, THE SECURITIES AND THE TERMS OF THE PLACEMENT OF THE SECURITIES AND SUCH OTHER INFORMATION AS IS PUBLICLY AVAILABLE AND IT DEEMS REASONABLY SUFFICIENT (WHICH SUCH INVESTOR IS DEEMED TO HAVE BEEN ABLE TO ACCESS, READ AND UNDERSTAND), AND (F) CONSULT ITS OWN INDEPENDENT ADVISORS OR OTHERWISE SATISFY ITSELF CONCERNING, WITHOUT LIMITATION, ACCOUNTING, REGULATORY, TAX OR OTHER CONSEQUENCES IN THE LIGHT OF ITS PARTICULAR SITUATION UNDER THE LAWS OF ALL RELEVANT JURISDICTIONS GENERALLY.

COPIES OF THIS DOCUMENT ARE NOT BEING, AND MUST NOT BE, MAILED, OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH MAILING WOULD BE ILLEGAL, OR TO PUBLICATIONS WITH A GENERAL CIRCULATION IN THOSE JURISDICTIONS, AND PERSONS RECEIVING THIS DOCUMENT (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT MAIL OR OTHERWISE FORWARD, DISTRIBUTE OR SEND IT IN, INTO OR FROM THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH MAILING WOULD BE ILLEGAL OR TO PUBLICATIONS WITH A GENERAL CIRCULATION IN THOSE JURISDICTIONS.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES FOR AN INDEFINITE PERIOD. NEITHER THE ISSUER, THE COMPANY NOR MANAGER MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE ISSUER, THE COMPANY, THE MANAGERS AND ANY OF THEIR RESPECTIVE AFFILIATES WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS AND AGREEMENTS.

RNS Number : 6411G
Petropavlovsk PLC
03 February 2010

For filings with the FSA please include the annex
For filings with the issuer please exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**Petropavlovsk PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	**Vanguard Precious Metals and Mining Fund**
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	**February 01, 2010**
6. Date on which issuer notified:	**February 02, 2010**
7. Threshold(s) that is/are crossed or reached:	**5%**

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights		
			Direct	Direct	Indirect	Direct	Indirect	
GB0031544546	9,332,359	9,332,359	8,782,994	8,782,994		4.82%		

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
N/A					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
8,782,994	4.82%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Vanguard Precious Metals and Mining Fund c/o The Vanguard Group, Inc. Attn: James Conrad
15. Contact telephone number:	(610) 669-3098